Offerpad

2025

ANNUAL REPORT

Offerpad Solutions Inc. (NYSE: OPAD) is a digital real estate solutions platform designed to give homeowners more control, flexibility, and choice when selling a home. Through four core solutions — Cash Offer, Cash Offer Marketplace, Brokerage Services, and Renovate — we support homeowners and partners across the home-selling process.



Dear Valued Shareholders,

Thank you for your continued support of Offerpad in 2025. It was a year of deliberate transformation, one in which we reshaped our business, expanded our platform, and positioned the company for sustainable, profitable growth.

We entered 2025 with a clear conviction: the future of Offerpad is a multi-solution platform that serves homeowners, agents, investors, and partners across every stage of the real estate transaction. Throughout the year, we executed against that conviction with discipline. We tightened our underwriting, streamlined our operations, and focused our capital on the solutions that we believe have the potential to generate the strongest returns. The result is a business that looks meaningfully different today than it did a year ago: leaner, more diversified, and built to perform across market cycles.

Below are a few 2025 highlights:

- Expanded our operating model into a fully integrated platform of solutions, including Cash Offer, Cash Offer Marketplace, Brokerage Services, and Renovate

- Sold nearly 1,600 homes and completed close to 1,500 third-party Renovate projects, generating over $550 million in revenue

- Grew our Renovate business 50% year-over-year as it continues to emerge as a high-margin, capital-light growth engine

- Delivered our third consecutive year of net income improvement

- Strengthened our leadership team to support scale and focused execution across key business lines, with the addition of Chris Carpenter as Chief Operating Officer in 2025, and, more recently, Rich Ford, who joined in 2026 as Chief Strategy Officer & President of Cash Offer Marketplace

Looking ahead, 2026 is about execution. We are focused on driving continued growth in our foundational Cash Offer business, while scaling our Cash Offer Marketplace, Brokerage Services and continuing the momentum in Renovate, all in support of returning the business to profitability. We have built the platform, we have built the team, and we have built the operating discipline. Now it is about delivering.

I want to thank our team for the work they put in throughout 2025, our partners for their trust in what we are building, and our shareholders for your belief in the long-term value of this company.

Sincerely,



Brian Bair
Chairman & Chief Executive Officer



Who We Are

Offerpad was founded in 2015 to reimagine the residential real estate experience through a combination of data-driven technology and deep industry expertise. Today, we operate as a comprehensive real estate solutions platform, serving sellers, buyers, agents, and partners through an integrated suite of offerings. We provide multiple paths to buy and sell homes, including Cash Offer, Cash Offer Marketplace, Brokerage Services, and Renovate, delivering a flexible and streamlined experience tailored to customer needs.

Built on years of our own real estate experience and proprietary data across transactions, pricing, renovations, and homeowner behavior, we are enhancing our platform with AI-driven tools that improve efficiency and execution. At the center of this are our platforms, SCOUT and HENRY, which embed intelligence across stages of the transaction, which we believe enables a faster, more consistent operating model and strengthens our advantage as we scale.

Our Commitment to Corporate Responsibility

Offerpad is committed to acting responsibly and in accordance with the highest ethical standards. We believe our commitment to environmentally and socially responsible strategies benefits all our stakeholders, including our customers, shareholders, team members, and communities.

How we do things is as important as what we do. At Offerpad, our values guide our behavior toward each other and toward our customers, partners, and communities. The conditions around us may change, but holding these values keeps us on the right course.





Built on Cash Offer.

Expanded Across Four Solutions.

Offerpad
CASH OFFER

Demand Anchor

Drives high-intent seller demand and initiates the platform experience

Offerpad
CASH OFFER MARKETPLACE

Expands Buyer Demand

Increases conversion by introducing additional buyers and execution paths

Offerpad
BROKERAGE SERVICES

Conversion Expansion

Converts sellers who choose listing-based solutions and keeps them within the ecosystem

Offerpad
RENOVATE

Revenue & Execution Layer

Drives incremental revenue while improving resale outcomes and consistency



2025 Results

Revenue	**$568M**
Gross Profit	**$42M**
Homes Sold	**1,591**
Homes Acquired	**1,210**

Cumulative Value of Homes Sold Since 2015 ($M)



2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
$4	$72	$385	$1,247	$2,331	$3,399	$5,461	$9,406	$10,708	$11,616	$12,161



Corporate Information

Directors

Brian Bair
Chairman
Chief Executive Officer

Donna Corley
Founder and Chief Executive Officer of
Guiding Star Advisory, LLC

Kenneth DeGiorgio
Former Chief Executive Officer
First American Financial Corporation

Ryan O'Hara
Chief Executive Officer
Likewize Corporation

Roberto Sella
Founder
LL Funds

Tela Gallagher Mathias
Chief Executive Officer
Phoenix Burst and Chief
Technology Officer at
PhoenixTeam

Executive Officers

Brian Bair
Chairman
Chief Executive Officer

Peter Knag
Chief Financial Officer

Adam Martinez
Chief Legal Officer

Stock Listing

NYSE under the ticker "OPAD"

Investor Relations

Cortney Read
VP, IR & Communications

investors@offerpad.com

Auditor of Record

Deloitte & Touche LLP

For more information about Offerpad please visit **investor.offerpad.com**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-39641

Offerpad.

Offerpad Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	**85-2800538**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
433 S. Farmer Avenue, Suite 500, Tempe, Arizona	**85281**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (844) 388-4539

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	OPAD	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2025, the aggregate market value of the registrant's voting and non-voting Class A common stock held by non-affiliates of the registrant was approximately $10.5 million.

As of February 17, 2026, there were 47,210,647 shares of Offerpad's Class A common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

OFFERPAD SOLUTIONS INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K includes statements that express Offerpad Solutions Inc.'s ("Offerpad," the "Company," "we," "us," and "our," and similar references) opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "potentially," "may," "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They may appear in a number of places throughout this Annual Report on Form 10-K, including Part I, Item 1A, "Risk Factors," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition and liquidity, real estate inventory and home acquisition pace, volume and strategy, mortgage rates, cash requirements, financing plans and borrowing capacity, our intended use of net proceeds from our issuances of equity securities and debt financing arrangements, our prospects, optimized returns, potential growth or expansion evaluations, strategies, including without limitation, regarding product and service offerings and their expected impacts, ongoing collaborations, compliance with applicable laws, regulations and New York Stock Exchange ("NYSE") continued listing rules, macroeconomic trends, potential tariffs or retaliations against such tariffs, geopolitical concerns, implications due to an "ownership change" under section 382 of the Internal Revenue Code, including limitations on our ability to use net operating losses to offset future income tax liability, and the markets in which Offerpad operates.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our securities. The principal risks and uncertainties affecting our business include the following:

- Our business and operating results have in the past been impacted and may in the future be significantly impacted by general economic conditions, the health of the U.S. residential real estate industry, and risks associated with our real estate inventory, and if we are unable to effectively manage these conditions, we may experience difficulties in growing effectively and expanding our operations and service offerings in the future;

- We operate in a competitive and fragmented industry, and we may not be successful in attracting customers to our products and services, which could harm our business, results of operations and financial condition;

- Economic conditions, including inflation and high mortgage rates, have historically impacted, and may continue to adversely affect, the residential real estate market and our business and financial results;

- We have had a history of losses since our inception, and we may not achieve or maintain profitability in the future;

- Our limited operating history makes it difficult to evaluate our current business and future prospects;

- Our business is dependent upon our ability to accurately value and manage real estate inventory and an ineffective pricing or portfolio management strategy, or other changes to our underwriting process, may have an adverse effect on our business, sales and results of operations;

- Prospective sellers and buyers of homes may choose not to transact online, which could harm our growth prospects;

- We may be unsuccessful in launching or marketing new product and service offerings or pursuing an expansion of existing product and service offerings, which could result in significant expense and may not achieve desired results;

- Our business model and growth strategy depend on our marketing and partner channel efforts and ability to maintain our brand and attract customers to our platform in a cost-effective manner;

- Our ability to compete effectively and execute on our strategic plan, and the success of our Renovate solution, depends in part on our ability to manage home renovations;

- We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws, rules and regulations. Failure to comply with these laws, rules and regulations or to obtain and maintain required licenses, could adversely affect our business, financial condition and results of operations;

- Our IT Systems and IT Systems of third parties we rely on may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could disrupt our business or result in the loss of confidential information, litigation, government actions, reputational damage and other harms;

- We collect, process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and any actual or perceived violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity;

- We utilize a significant amount of indebtedness in the operation of our business, and so our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing;

- We rely on agreements with third parties to finance our business; and

- Our failure to meet the NYSE's continued listing standards could result in the suspension and delisting of our Class A common stock.

PART I

Item 1. Business.

Our Mission

We are a real estate solutions company focused on giving homeowners more control, flexibility, and choice when buying and selling a home.

Who We Are

Founded in 2015, we combine proprietary technology with local real estate expertise to simplify the home sale process and reduce friction across the transaction lifecycle, helping customers move forward with speed, transparency, and confidence. We provide cash offers, brokerage services, access to additional cash buyers through marketplace-enabled capabilities, and renovation services that support both internal transactions and third-party partners. We provide these real estate services through the following solutions:

- *Cash Offer*, in which customers can access our website or mobile application to receive a competitive cash offer for their home within 24 hours and quickly close without the major inconveniences associated with traditional real estate selling. Our Cash Offer business is the core foundation upon which Offerpad was founded and continues to be a key, central component of our business.
- *Renovate*, in which we leverage our existing logistics, operations, technology and skill-sets to provide renovation services to other businesses, allowing other companies and homeowners to utilize our renovations team to update their portfolio of homes for rent or to sell.
- *Other*, which includes:
    - Cash Offer Marketplace, including Direct+ partners, in which qualified cash offers are routed through a marketplace of third-party buyers, providing buyers with an opportunity to purchase homes from homeowners; and
    - Brokerage Services, in which sellers can select from different agent-led pathways to sell their home, including HomePro, which pairs experienced local agents with our platform, data and customer flow for guided, in-person solutions, and Agent Partnership Program, which provides an opportunity for third-party agents to present our cash offer as a potential solution for their customers.

Our Cash Offer solution represents the substantial majority of our business, generating over 90% of our consolidated revenue during each of the years ended December 31, 2025, 2024, and 2023. Our other offerings, including our Renovate solution and the solution offerings included in Other, generally earn a smaller average revenue per transaction than our Cash Offer service, but typically generate higher margins, and represented 26%, 11% and 16% of our consolidated gross profit during the years ended December 31, 2025, 2024, and 2023, respectively.

During the year ended December 31, 2025, we sold nearly 1,600 homes and completed close to 1,500 renovation projects, generating over $550 million in revenue. Since our founding in 2015, we have transacted on homes representing approximately $12.2 billion of aggregate revenue through December 31, 2025, and have grown our business through new market expansion and the increased offering of other real estate service solutions, operating in over 1,800 cities and towns in 26 metropolitan markets across 17 states, as of December 31, 2025. We believe our cumulative revenue generation and market expansion since our founding demonstrate that our real estate service solutions platform provides the clarity, control and confidence customers desire, ultimately resulting in a streamlined real estate experience that our customers and partners value.

As we strategically strengthen our presence within existing markets through our various platform offerings, target expansion of our operations through new market launches over the long-term and continue to deliver our additional ancillary products and services tied to the core real estate transaction, we remain focused on our mission to give homeowners more control, flexibility, and choice when buying and selling a home.

Our Business Model

Our Cash Offer solution generates the substantial majority of our consolidated revenue. We also offer renovation services through our Renovate solution, together with a range of other services that are designed to meet the unique needs of sellers and partners across multiple transaction paths.

In providing streamlined, data driven real estate solutions for the on-demand customer, we pair our local expertise in residential real estate with proprietary technology to put customers in control of the process and help find the right solution that fits their needs. Our Solutions Center platform gives users a holistic, customer-centric experience, enabling them to efficiently sell and buy their homes online.

Our agile and adaptable product suite provides a unique approach to meet both our retail and business customers' needs. In our Cash Offer service, sellers can access our website or mobile application to receive a competitive cash offer for their home

within 24 hours and quickly close without the major inconveniences associated with traditional real estate selling. Our platform provides home buyers the opportunity to browse and tour homes online and submit purchase offers online in a simple process on their own time, with or without an agent. We also offer seamless, integrated access to partner brokerages and agents to advise on the purchase of a home. We believe that our broader product suite provides customers with opportunities to transact over multiple paths, such that every customer who comes to our platform can find a solution that aligns with their needs and timeline. Our expanding, comprehensive platform allows us to continue reinventing the home selling and buying experience to solve every homeowner's needs.

Cash Offer

Our Cash Offer service is the foundation of our business, providing sellers with speed, certainty, and control through the home selling process.

Through our Cash Offer service, customers complete a few simple steps and receive a competitive cash offer on their home within 24 hours, allowing them to schedule their home inspection on their timeline, and ultimately, close on the transaction in as little as seven days. Customers choosing an Offerpad cash offer simplify their home selling process by avoiding the disruption of showing their homes, selecting their own closing date, ensuring confidence and control throughout the process, and enjoying complimentary local moving, streamlining the transition to a new home. If the customer is represented by a third-party agent, we work directly with such agent in addition to paying the agent's fee.

We are also committed to removing the stress and inconvenience associated with purchasing a home. Prospective buyers have access to our partner agents who can advise on the purchase of their home. Buyers are able to tour homes online on their own time and utilize digital tools to complete the inspection and closing process. Our customers benefit from a home buying process designed around them, enjoying exclusive buyer benefits including early access to Offerpad homes and local experts to guide the purchasing process.

Given the importance of our Cash Offer service in our business model, and our focus on managing and mitigating our risk exposure, we continually update our underwriting process as we seek to optimize our returns. These continual refinements take into consideration the prevailing residential real estate market conditions, along with our performance history from our real estate operations, and allow us to make real-time adjustments to manage our real estate inventory levels. As a result of this process, we continued our intentional reduction in home acquisition pace and focus on selling through our aged real estate inventory throughout 2025, resulting in our overall real estate inventory mix shifting during the year and generally including a lower composition of newly acquired homes. We intend to continue balancing our home acquisition pace and managing our real estate inventory levels in response to the prevailing residential real estate market conditions in the future as we seek to maximize our real estate inventory turnover and increase returns on invested capital.

Renovate

Our renovation process has been a key component of our business model since our inception, built to improve home quality and resale outcomes. Over time, we have expanded this core capability into a data-driven platform that extends beyond owned homes into third-party renovation services. As we have developed and expanded our Renovate offering in recent years, our renovation volumes have increased and these services have become an increasingly larger component of our business and operating results, a trend we expect to continue in the future as we maintain our focus on driving additional volume from such services.

Through our Renovate services, we are able to leverage our existing logistics, operations, technology and skill-sets to provide renovation services to other businesses, allowing other companies and homeowners to utilize our renovations team to update their portfolio of homes for rent or to sell. When providing these third-party renovation services, we receive a renovation project fee, and are also typically compensated with a service fee that is based on a percentage of the overall renovation project fee.

As a result of the growth of our Renovate services business in recent years, our ability to effectively manage the home renovations process has continued to be an increasingly important component of our business. Accordingly, the availability and cost of building supplies and third-party labor impacts our ability to complete the required renovations or repairs within the expected timeline or proposed budget. We have not historically experienced significant disruptions in the availability and costs of the materials, supplies and labor used in our home renovations, and we intend to continue focusing on effectively managing the key inputs and processes in our renovations projects in the future to maximize our returns.

Cash Offer Marketplace

Our Cash Offer Marketplace, which includes Direct+ partners, provides third-party buyers with an opportunity to purchase homes from homeowners. In this solution, qualified cash offers are routed through a marketplace of third-party buyers, preserving speed and certainty for sellers. These transactions occur in several forms, including assigning the original purchase contract to the end buyer and collecting a fee at closing. We expect our Cash Offer Marketplace will help more homeowners sell their home and has the potential to expand our ability to reach more customers, allowing us to increase transaction flexibility and scale transaction volume across market cycles, while also providing customers with the benefit of receiving an optimized offer for their home.

Brokerage Services

Our Brokerage Services solution provides sellers with different agent-led pathways to sell their home, including HomePro, which pairs experienced local agents with our platform, data and customer flow for guided, in-person solutions, and Agent Partnership Program, which provides an opportunity for third-party agents to present our cash offer as a potential solution for their customers. Our Brokerage Services are designed to enable customers to utilize our services in a way that best suits their home-selling situation and increase in-home seller engagement, while also serving as a valuable resource for real estate agents.

Ancillary products and services

Over the long term, we aim to deliver other additional products and services tied to the core real estate transaction in a smooth, efficient, digital-driven platform, focused on transparency and ease of use. Although further developing these products and services will require significant investment, growing our current offerings and offering additional ancillary products and services, potentially including energy efficiency solutions, smart home technology, insurance, and home warranty services, we believe will strengthen our unit economics and allow us to better optimize pricing. Generally, the revenue and margin profiles of our ancillary products and services are different from our Cash Offer service, which accounts for the substantial majority of our revenue, with most ancillary products and services having a smaller average revenue per transaction than our cash offering service, but a higher margin.

While we have offered a variety of ancillary products and services over time, our title and escrow services represent the most notable ancillary service that we currently provide. We have a national relationship with a leading title and escrow company, through which we are able to leverage our size and scale to provide exceptional title and escrow closing services with a favorable economic impact principally in our Cash Offer service.

Our Market Opportunity

The U.S. residential real estate market is substantial, with 4.4 million homes sold for a total transaction value of roughly $1.8 trillion during 2025. Within this total market opportunity, we typically purchase homes with a price of up to $750,000, which represented a potential addressable market opportunity of approximately $1.0 trillion during 2025.

The vast majority of real estate transactions continue to be conducted in a traditional, offline format, and accordingly, the real estate industry is in a prime position for the digital transformation that has occurred in many other industries. Consumers have become increasingly comfortable with transacting online as they desire greater levels of convenience, efficiency, and reliability to improve their daily lives. We believe buyers and sellers of homes desire this same type of digital experience in real estate.

Additionally, given the significant number of licensed real estate agents and real estate brokerages in the U.S., home buyers and sellers can receive an inconsistent experience during their real estate transaction lifecycle. We believe this highly fragmented market offers opportunities for consolidation and integration.

Separately, the U.S. residential renovation market has steadily increased in recent years and the pace of the market growth is expected to accelerate in the future as the demand for renovation services increases due to changing trends in materials and products used in renovation projects, increased use and adoption of home automation technologies and continuous innovation in home appliances and energy conservation.

Through our Renovate services and other solution offerings, we believe we will be able to further expand our total addressable market. Vertical integration and product innovation will provide future potential opportunities including expansion of our title solution, as well as entry into other transaction services such as home warranty, homeowners insurance, or consumer remodeling services.

Our Competitive Strengths

We believe the following strengths will allow us to maintain and extend our position as a leading technology-enabled real estate solutions platform.

Proprietary technology platform

The success of our business is built on the combination of our data collection capabilities, proprietary technology, and team of real estate experts. We utilize machine learning and artificial intelligence to analyze data at various stages throughout our process. Our in-house proprietary data analytics technology continuously collects and synthesizes market data with performance history from our real estate operations, forming a knowledge distillation and feedback loop along the process and enabling us to adjust to the latest market conditions and operate a highly intelligent and automated workflow.

We collect hundreds of data points per home from an array of sources including public records, real estate brokerage transaction histories, private third-party data, and internally developed proprietary data sources, such as our "Citrus Value" pricing and valuation intelligence technology. We also use artificial intelligence technologies, including computer vision-enabled image recognition and 'smart scoping' to inform renovation estimates and improve our pricing model. Our proprietary automated valuation and renovation-modeling engine "Offercomp" uses the information from these sources to automatically value more than 100,000 properties each year and generate our cash offers based on these data points. Our real estate experts work in tandem with and enhance our technology by providing a final review of the offer. Our proprietary and purpose-built "Helix Go" technology streamlines the renovation process for a purchased home by automating logistics and workflows. This combination of technology, automation, and machine learning, paired with real estate expertise enhances the accuracy in our underwriting to actual sales prices and improves our unit-level economic performance.

Operational expertise

We know how to efficiently manage the logistical challenge of buying, renovating and selling thousands of homes across our many differentiated markets. Since our inception in 2015, we have executed nearly 86,000 buy and sale transactions and have completed over 40,000 home renovations through December 31, 2025. We optimize our workforce through a mix of internal employees and external contractors and have local project managers that manage the renovation in its entirety. We maintain market-by-market standards to ensure quality, cost, and time efficiency, deploying our own field automation software to enable accurate progress reporting as well as labor and material tracking.

Scalable platform, with proven economics and capital efficiency

We have a leading, scalable and low-cost transaction platform. Our rapid growth following inception relative to our limited capital invested is testament to our efficiency and results-driven culture. Since inception, we have focused on improving the unit economics of our model across our markets, with the added benefit of maximizing operational leverage as we scale. A foundation of our strategic approach to growth has been to prove out our business model first, manage costs and refine our valuation automation and logistical operations before we scale into additional markets.

Maximizing real estate inventory turnover and increasing returns on invested capital

In order to effectively mitigate risk and maximize efficiency of the business, we aim to turn real estate inventory quickly while maintaining our underwritten to actual sales price accuracy. We strive to minimize the number of homes we own for a long period of time, as the holding period of the home is typically a key factor of unit level performance because increased holding costs result in a direct decrease in contribution margin.

Customer satisfaction

Our Solutions Center was designed with the commitment to providing the best possible real estate experience. The flexibility of our offerings has enabled us to build a strong, well-respected brand in the eyes of our customers.

Proven management team with extensive digital, real-estate and finance experience

Our founder and management team have decades of experience in transactional real estate operations and property valuation, digital marketplaces, business intelligence and analytics, and finance. We believe our operating success is a result of combining our detailed market-to-market real estate expertise with strong technology and data analytics experience and a keen awareness of the evolving digital demands of our customers.

Our Growth Strategies

We believe we have significant untapped growth potential and intend to achieve our goals through the following strategies.

Grow share in existing markets

As of December 31, 2025, we offer our real estate services in 26 metropolitan markets in the United States, which are among the top 100 metropolitan statistical areas in terms of annual residential real estate transactions and covered roughly 22% of the 4.4 million homes sold in the United States in 2025. We have demonstrated higher market share in certain markets over time, providing the backdrop to grow our overall market penetration as we focus on the expansion of our various real estate service solutions in existing markets. Additionally, we anticipate our market share will increase over time as we invest in additional brand marketing, strengthen our local partnerships and continue improving customer awareness of our offerings.

Opportunistic expansion into new markets

Since our launch in 2015, we have expanded our real estate operations into 26 metropolitan markets as of December 31, 2025. We have been strategic in our approach to growing our market footprint and have focused on geographic diversification across high population growth cities with affordable median sales prices and increasing employment characteristics. Given this current coverage, we believe there is significant opportunity to both increase market penetration in our existing markets and to grow our business through new market expansion over the long-term. Also, because of our strategic approach in offering four complementary solutions that serve sellers and partners across multiple transaction paths, we believe a significant portion of the total addressable market is serviceable with our business model. As we expand our reach through our various service offerings, we expect to continue to serve customers in markets beyond our direct service area. Further, this strategic approach has historically enabled us to enter into new markets to offer certain of our service offerings, without offering all of our buying and selling services in such markets. In connection with this approach, we are currently offering renovation services in select markets in which we operate.

Although we have expanded into new markets over the past few years, we have decelerated our market expansion plans in more recent years given the uncertain economic outlook and challenging residential real estate market conditions. We intend to continue evaluating expansion plans on an ongoing basis in order to maintain our flexibility in assessing the overall timing of our expansion plan and appropriate market entry points in the future.

Increase Renovate services

We have expanded our Renovate services in recent years, allowing a greater number of companies and homeowners to utilize our renovations team to update their portfolio of homes for rent or to sell. As our renovation volumes have increased over the past few years, our Renovate services have become an increasingly larger component of our business and operating results, a trend we expect to continue in the future as we maintain our focus on driving additional volume from such services.

Expand Cash Offer Marketplace

Our Cash Offer Marketplace, which includes Direct+ partners, provides third-party buyers with an opportunity to purchase homes from homeowners. As we continue to expand this solution, we expect this program will help more homeowners sell their home and has the potential to expand our ability to reach more customers, allowing us to increase transaction flexibility and scale transaction volumes across market cycles, while also providing customers with the benefit of receiving an optimized offer for their home.

Further develop Brokerage Services

Our Brokerage Services solution provides sellers with different agent-led pathways to sell their home, including HomePro, which pairs experienced local agents with our platform, data and customer flow for guided, in-person solutions, and Agent Partnership Program, which provides an opportunity for third-party agents to present our cash offer as a potential solution for their customers. Our Brokerage Services are designed to enable customers to utilize our services in a way that best suits their home-selling situation and increase in-home seller engagement, while also serving as a valuable resource for real estate agents. We believe our Brokerage Services have the potential to drive growth in our existing markets by expanding our reach and serving a greater number of customers.

Add ancillary products and services

We aim to deliver other additional products and services tied to the core real estate transaction. While we have offered a variety of ancillary products and services over time, our title and escrow services represent the most notable ancillary service that we currently provide. In the future, we anticipate offering additional transaction services, potentially including energy efficiency solutions, smart home technology, insurance, and home warranty services.

Increase advertising and drive brand awareness

We have a proven history of effective local advertising to drive inbound seller inquiries as well as local and national distribution of our active listings for resale. In the future, we intend to focus on increasing our local advertising efforts through a variety of channels as well as establish a broader national advertising presence to grow brand awareness and brand affinity as we scale.

Marketing

Our sales and marketing efforts utilize a multichannel approach, including paid advertising, earned media and partnerships, with a focus on efficiency and low-cost growth. As our market footprint and real estate product and service offerings have expanded over time, we have optimized our marketing strategy with advanced audience segmentation methodologies, improved targeting, and attribution modeling. Going forward, we plan to continue focusing on increasing our local advertising efforts through a variety of channels, as well as establishing a broader national advertising presence to grow brand awareness and brand affinity. Additionally, we may leverage broad reach channels that allow us to responsibly scale brand awareness.

Our Competition

The U.S. residential real estate market is highly fragmented and non-integrated. As of 2025, there were over 100,000 U.S. real estate brokerages in the United States, with a single brokerage rarely holding more than 10% share in any market. Additionally, we believe the vast majority of U.S. real estate sales are still conducted through traditional analog methods, with only a small portion of the real estate market having transitioned to the technology-driven, digital method that we offer. We compete with other cash offer providers and online real estate platforms, as well as institutional purchasers of residential real estate; however, we primarily compete with local real estate brokerages and the traditional way of conducting home sales.

We believe that companies in our industry compete primarily on the basis of customer experience, available offerings, and price. Although we face competition through both traditional and non-traditional forms of buying and selling residential real estate, we believe our technology-enabled solutions combined with our extensive real estate expertise allows us to provide a complete solution and positive experience to one of life's most significant transactions.

Additionally, as we have developed and expanded our Renovate offering in recent years, our competition has grown to also include other companies that provide home renovation and remodeling services, including both larger residential remodeling companies and smaller, local renovation service providers. We believe companies in the residential renovation services industry prioritize customer experience, price and quality as they compete with others. Although there are a significant number of companies that provide home renovation and remodeling services, we believe the knowledge and experience that we have gained from completing over 40,000 home renovations since our inception allows us to provide a high quality renovation experience to our Renovate customers.

Human Capital Resources

Overview

We believe that our people are crucial to our success, and we strive to attract, develop and retain the best talent. We have a talented, motivated and dedicated team, and are committed to supporting the development of all of our team members. As of December 31, 2025, we employed approximately 140 people, nearly all on a full-time basis. None of our employees are represented by a labor union or covered by collective bargaining agreements. We believe we have strong and positive relations with our employees. We also engage numerous consultants and contractors to supplement our permanent workforce, primarily to assist with renovating our homes, and real estate agent partners.

Our Culture and Core Values

Maintaining a strong company culture is critical to our team and is supported through various employee engagement activities. Our culture and passion for what we are building is reflected in how our team performs the following core values:

- *Homes not houses*. A house is property, but a home is uniquely personal – a place full of emotion and memories. We help people move freely so they can live their best lives, wherever "home" happens to be.
- *Freedom first*. Providing home buyers and sellers freedom is our passion. No one should ever feel stuck. We provide simplicity, peace of mind and freedom in everything we do.
- *Every day matters*. We work with a sense of urgency to deliver the best customer experience in the industry. There's no room for hesitation. We count the days with the goal to use less, so customers can spend less time 'real estat-ing'.
- *Results rule*. We get things done. We celebrate doers. We don't talk about what we're going to do, we just do it. When we see a problem, we solve it.
- *Embrace our roots*. Real estate is in our DNA. We know homes. We understand the people in those homes at a "living room" level and use that experience and expertise to provide the best way to buy and sell a home.

Workplace Practices and Policies

We are committed to providing a workplace free of harassment or discrimination based on race, color, religion, sex, sexual orientation, gender identity, national origin, disability, veteran status, caste or other legally protected characteristic. We are an equal opportunity employer.

Compensation and Employee Benefits

To attract and retain top talent, we offer our employees a broad range of company-paid benefits and highly competitive compensation packages. Our employees are eligible for medical, dental and vision insurance, a savings/retirement plan, life and disability insurance, and various wellness programs, along with other optional benefits designed to meet individual employee needs.

Well-being

We are committed to supporting our employees' well-being and safety while they are at work and in their personal lives. As part of our benefits package, we offer many physical, emotional, and financial wellness programs, mental well-being support, disability accommodations, and savings and investment tools.

Intellectual Property

We rely on a variety of federal, state and common law rights to protect our intellectual property. We also rely on a combination of trademarks, domain names, patents, copyrights, trade secrets, contractual provisions and restrictions on access and use to establish and protect our proprietary rights.

As of December 31, 2025, our registered IP portfolio includes: nine registered U.S. trademarks, three foreign registered trademarks, three pending U.S. trademark applications and two U.S. copyright registrations. Our trademarks registrations include "Offerpad" and the Offerpad logo, and our pending applications include taglines and trademarks for services in development by Offerpad.

We are the registered holder of a variety of domain name registrations, including "offerpad.com".

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with certain of our employees, consultants, contractors and business partners. Certain of our employees and contractors are also subject to invention assignment agreements. We further restrict the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Government Regulation

We operate in highly regulated businesses through a number of different channels across the United States. As a result, we are currently subject to a variety of, and may in the future become subject to additional, federal, state and local statutes and regulations in various jurisdictions (as well as judicial and administrative decisions and state common law), which are subject to change at any time, including laws regarding the real estate and mortgage industries, settlement services, insurance, mobile and internet based businesses and other businesses that rely on advertising, as well as data privacy and consumer protection laws, and employment laws.

In particular, the advertising, sale, and financing of homes is highly regulated by states in which we do business, as well as the U.S. federal government. Regulatory bodies include the Consumer Financial Protection Bureau ("CFPB"), the Federal Trade Commission ("FTC"), the Department of Justice ("DOJ"), the Department of Housing and Urban Development ("HUD"), and various state licensing authorities, various state consumer protection agencies, and various state financial regulatory agencies. We are subject to compliance audits of our operations by many of these authorities. For a discussion of the various risks we face from regulation and compliance matters, see "*Risk Factors—Risks Related to Our Business and Industry*".

Additionally, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, are applicable to our business, such as the Telephone Consumer Protection Act ("TCPA"), the Telemarketing Sales Rule, the CAN-SPAM Act, and similar state consumer protection laws. Through our various subsidiaries, we buy and sell homes, provide real estate brokerage services, and provide other product offerings, which results in us receiving or facilitating transmission of personal information. This information is increasingly subject to legislation and regulation in the United States, such as the California Consumer Privacy Act ("CCPA"). These laws, and other similar privacy laws and regulations, are generally intended to protect the privacy and security of personal information, including customer Social Security Numbers and credit card information that is collected, processed and transmitted. These laws also can restrict our use of this personal information for other commercial purposes. For a more detailed discussion of the risks we face in connection with privacy regulations, see "*Risk Factors—Risks Related to Our Intellectual Property and Technology—We collect, process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and any actual or perceived violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.*"

Further, the regulatory framework for artificial intelligence ("AI") and machine learning technologies, including proprietary AI and machine learning algorithms and models, (collectively, "AI Technologies") is rapidly evolving as many federal and state government bodies and agencies have introduced or are currently considering additional laws and regulations. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business. Certain U.S. legislation related to AI technologies has been introduced at the federal level and is advancing at the state level concerning issues such as automated decision making, consumer protection, and "high-risk" uses of AI technologies. However, the enforceability of these new laws remains uncertain as the federal government has stated that it will seek to challenge the enforceability of a number of these laws, and many of these laws are subject to ongoing litigation challenges by private actors. For a more detailed discussion of the risks we face in connection with AI regulations, see *"Risk*

Factors— We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws, rules and regulations. Failure to comply with these laws, rules and regulations or to obtain and maintain required licenses, could adversely affect our business, financial condition and results of operations."

In order to provide the broad range of products and services that we offer customers, certain of our subsidiaries maintain real estate brokerage licenses, and we may in the future apply for additional licenses as our business grows and develops. These entities are subject to stringent state and federal laws and regulations, including, but not limited to, the Real Estate Settlement Procedures Act ("RESPA") and those administered by applicable state departments of real estate, banking, and consumer services, and to the scrutiny of state and federal government agencies as licensed businesses as noted above. We may be subject to additional local, state and federal laws and regulations governing residential real estate transactions, including those administered by HUD, and the states and municipalities in which we transact. For certain licenses, we are required to designate individual licensed brokers of record, qualified individuals and control persons. Certain licensed entities also are subject to routine examination and monitoring by the CFPB (for mortgages) and/or state licensing authorities. As of December 31, 2025, OfferPad Brokerage, LLC, OfferPad Brokerage "FL", LLC, and OfferPad Brokerage CA, Inc. hold real estate brokerage licenses in certain of our markets and certain other states.

We have historically provided access to mortgage services through either our in-house mortgage solution or a third-party lending partner. Mortgage products are regulated at the state level by licensing authorities and administrative agencies, with additional oversight from the CFPB and other federal agencies. These laws generally regulate the manner in which lending and lending-related activities are marketed or made available to consumers, including, but not limited to, advertising, finding and qualifying applicants, the provision of consumer disclosures, payments for services, and record keeping requirements. These laws include, at the federal level, the RESPA, the Fair Credit Reporting Act (as amended by the Fair and Accurate Credit Transactions Act), the Truth in Lending Act (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act, the Fair Housing Act, the Gramm-Leach-Bliley Act, the Electronic Fund Transfer Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Homeowners Protection Act, the Home Mortgage Disclosure Act, the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, the Federal Trade Commission Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Bank Secrecy Act (including the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act), the TCPA, the Mortgage Acts and Practices Advertising Rule (Regulation N), the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), all implementing regulations, and various other federal, state and local laws. The CFPB also has broad authority to enforce prohibitions on practices that it deems to be unfair, deceptive or abusive. Additionally, state and local laws may restrict the amount and nature of interest and fees that may be charged by a lender or mortgage broker, impose more stringent privacy requirements and protections for service members, and/or otherwise regulate the manner in which lenders or mortgage brokers operate or advertise.

Seasonality

The residential real estate market is seasonal and varies from market to market. Typically, the greatest number of transactions occur in the spring and summer, with fewer transactions occurring in the fall and winter. Our financial results, including revenue, margins, real estate inventory, and financing costs, have historically had seasonal characteristics generally consistent with the residential real estate market, a trend we expect to continue in the future.

Corporate History and Background

Offerpad Solutions Inc. was formed on September 1, 2021 through a business combination (the "Business Combination") with Supernova Partners Acquisition Company, Inc. ("Supernova"). In connection with the closing of the Business Combination, Supernova changed its name to Offerpad Solutions Inc.

Available Information

We file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and other information electronically with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public on the SEC's website at www.sec.gov. At our corporate website, www.offerpad.com, and our investor relations website, investor.offerpad.com, we make available free of charge a variety of information for investors, including copies of these reports, and any amendments to these reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the SEC. The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors.

Investing in our securities involves risks and uncertainties. Before you make a decision to buy our securities, you should carefully consider the specific risks described below. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this Annual Report on Form 10-K are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. The following discussion should be read in conjunction with other information set forth in this Annual Report, including Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Part II, Item 8, *Financial Statements and Supplementary Data*.

Risks Related to Our Business and Industry

Our business and operating results have in the past been impacted and may in the future be significantly impacted by general economic conditions, the health of the U.S. residential real estate industry and risks associated with our real estate inventory, and if we are unable to effectively manage these conditions, we may experience difficulties in growing effectively and expanding our operations and service offerings in the future.

Our success depends, directly and indirectly, on general economic conditions and the health of the U.S. residential real estate industry, particularly the single-family home resale market and risks relating to the ownership of residential real estate, many of which are beyond our control. A number of factors have in the past, and could in the future adversely affect our business, including the following:

- downturns in the U.S. residential real estate market—both seasonal and cyclical—in particular with respect to the single-family home resale market and the markets in which we operate;
- changes in national, regional, or local economic, demographic or real estate market conditions;
- slow economic growth or recessionary or inflationary conditions;
- increased levels of unemployment or declining wages;
- declines in the value of residential real estate or the pace of home appreciation, or the lack thereof;
- illiquidity in residential real estate;
- overall conditions in the housing market, including macroeconomic shifts in demand and increased costs for homeowners, such as property taxes, homeowners' association fees and insurance costs;
- low levels of consumer confidence in the economy in general or the U.S. residential real estate industry in particular;
- low home inventory levels or lack of affordably priced homes;
- increased mortgage interest rates or down payment requirements or restrictions on mortgage financing availability;
- increases in household debt levels;
- volatility and general declines in the stock market;
- potential tariffs or retaliation against such tariffs;
- federal, state, or local legislative or regulatory changes that would negatively impact owners or potential purchasers of single-family homes, or the residential real estate industry in general such as the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), which limited deductions of certain mortgage interest expenses and property taxes; or
- natural disasters, such as hurricanes, windstorms, tornadoes, earthquakes, wildfires, floods, hailstorms, pandemics and other events that disrupt local, regional, or national real estate markets.

Our business and operating results have more recently been negatively impacted by the prevailing market conditions that have been challenging the residential real estate market for an extended period of time. As a result, we may experience difficulties in growing effectively and expanding our operations and service offerings in the future if we do not, among other things:

- increase the number of customers using our platform;
- acquire sufficient real estate inventory at an attractive cost and quality to meet the demand for our homes;
- successfully turnover real estate inventory in an efficient manner;
- increase customer conversion;
- continue to manage operating expenses;
- increase our market share within existing markets, and expand into new markets over the long-term;
- increase our brand awareness;

- retain adequate availability of financing sources; and

- obtain necessary capital to meet our business objectives.

Further, if the macroeconomic and residential real estate market conditions continue to be challenging in the future, we may need to further stall, moderate or decelerate our expansion activities, which has included and may continue to include pausing or reducing real estate inventory acquisitions in certain existing markets.

We operate in a competitive and fragmented industry, and we may not be successful in attracting customers to our products and services, which could harm our business, results of operations and financial condition.

We operate in a competitive and fragmented industry, and we expect competition to continue to increase. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

- the financial competitiveness of our products for customers;

- the volume of our customers;

- the timing and market acceptance of our products, including our Cash Offer solution, and new products offered by us or our competitors;

- our sales and marketing efforts;

- our customer service and support efforts;

- our continued ability to develop and improve our technology to support our business model;

- customer adoption of our platform as an alternative to traditional methods of buying and selling residential real estate; and

- our brand strength relative to our competitors.

Our business model depends on our ability to continue to attract customers to our platform and the products and services we offer, and enhance their engagement with our products in a cost-effective manner. New entrants continue to join our market categories. Our existing and potential competitors include companies that operate, or could develop, national or local real estate businesses offering services, including real estate brokerage services, mortgage, and title insurance and escrow services, to home buyers or sellers.

Many of our competitors in the broader U.S. residential real estate industry have well-established national reputations and may market similar products and services. Several of these companies are larger than us and have significant competitive advantages, including better name recognition, higher financial ratings, greater resources, lower cost of funds and additional access to capital, and more types of offerings than we currently do. These companies may also have higher risk tolerances or different risk assessments than we do. In addition, these competitors could devote greater financial, technical and other resources than we have available to develop, grow or improve their businesses. If we are not able to continue to attract customers to our platform, products and services and achieve greater scale in operations, our business, results of operations and financial condition will be harmed.

Economic conditions, including inflation and high mortgage rates, have historically impacted, and may continue to adversely affect, the residential real estate business and our business and financial results.

In response to inflationary pressures, the Federal Reserve Board implemented a series of increases to its benchmark interest rate during 2022 and 2023. As economic conditions subsequently shifted, primarily as a result of elevated levels of unemployment and a slowdown in job creation, the Federal Reserve Board lowered its benchmark interest rate close to two full percentage points over the course of 2024 and 2025.

While the Federal Reserve Board lowered its benchmark interest rate on multiple occasions during 2024 and 2025, the average thirty-year fixed mortgage interest rate remains close to 6% at the end of 2025. When interest rates remain high, so do the costs of owning a home, which in turn reduces the number of potential home buyers who can obtain mortgage financing and affects the prices home buyers may be willing to pay for homes.

The elevated mortgage interest rate environment continued to contribute to the housing affordability challenges during 2025, negatively impacting consumer demand for residential real estate. Additionally, the ongoing concerns associated with the macroeconomic and geopolitical environments, which have been heightened by the trade-related tensions resulting from widespread tariffs implemented and proposed by the U.S. and other governments, have also had an adverse impact on the residential real estate market conditions in recent periods. The cumulative impact of these conditions continues to cause uncertainty in the market and challenge consumer confidence, resulting in lower than normal real estate transaction volumes.

Persistent challenges in mortgage financing—stemming from sustained high interest rates, potential further rate hikes, or a tightening of credit conditions—could lead to a continued decrease in demand for our homes and the services our platform provides. Such conditions could, in turn, negatively impact our business and financial performance.

We have had a history of losses since our inception, and we may not achieve or maintain profitability in the future.

With the exception of the year ended December 31, 2021, during which we generated net income, we have incurred net losses each year from inception, and may incur additional losses in the future. We had an accumulated deficit of $506.4 million and $460.0 million as of December 31, 2025 and 2024, respectively. Since our launch in 2015, we have invested in the development and expansion of our operations and we expect these investments will continue in the future as we seek to improve our infrastructure and software and technology platform, increase our market penetration in existing markets, and grow our business through new market expansion and the increased offering of other real estate service solutions. These investments, including technology, recruitment and training, marketing, and pursuing strategic opportunities, may not result in increased revenue or growth in our business. Additionally, we may incur significant losses in the future for a number of reasons, including:

- our inability to grow market share in our existing markets or any new markets we may enter;
- our expansion into new markets, deceleration of market expansion and other changes to our underwriting process in response to market conditions;
- declines in U.S. residential real estate transaction volumes;
- increased competition in the U.S. residential real estate industry;
- changes in our fee structure or rates;
- our failure to accurately price homes we acquire, changes to resale prices during the time homes are in our real estate inventory or other changes to our underwriting process;
- our failure to realize anticipated efficiencies through our technology and business model;
- costs associated with enhancements, or new offerings of our products and services;
- failure to execute our growth strategies;
- increased marketing costs;
- lack of access to housing market data that is used in our pricing models at reasonable cost;
- inability to manage headcount and personnel in response to market conditions, while supporting our plans for longer-term growth;
- loss in value of real estate or potential impairments in the value of our assets due to changes in market conditions in the area in which real estate or assets are located;
- increases in costs associated with holding our real estate inventories, including financing costs;
- failure to adequately reduce or optimize costs in response to market conditions;
- the availability of debt financing and securitization funding to finance our real estate inventories; and
- unforeseen expenses, difficulties, complications and delays, and other unknown factors.

Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future. Moreover, we expect expenses will continue to increase over the long term as we seek to expand our operations and implement our long-term strategic initiatives over time. These investments in our business may not result in increased revenue or growth in our business. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed and it may also impact our access to funding and liquidity sources.

Because we incur substantial costs and expenses from our growth efforts before we receive any incremental revenues with respect to those investments, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in an increase in revenues to offset these expenses, which would further increase our losses, and which could have a material adverse effect on our business and financial condition.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our business model is still in the relatively early stages as compared to the business models of more established market participants in the U.S. residential real estate industry. As we do not have a long operating history, it is difficult to compare our business model with the business models of other market participants. Since we launched our first market in 2015, our operating results have not been predictable and our historical results may not be indicative of our future results. Additionally, few peer companies with similar business models exist and none have yet to establish long-term track records that might assist us in predicting whether our business model and strategy can be implemented and sustained over an extended period of time. As a result, it may be difficult to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. Further, we may encounter unanticipated problems as we continue to refine our business model and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors' offerings, which may adversely affect our results of operations and profitability.

Our business is dependent upon our ability to accurately value and manage real estate inventory and an ineffective pricing or portfolio management strategy, or other changes to our underwriting process, may have an adverse effect on our business, sales and results of operations.

We appraise and price the homes we buy and sell using in-house proprietary data analytics technology, which continuously collects and synthesizes market data with performance history from our real estate operations, forming a knowledge distillation and feedback loop throughout the process and enabling us to operate a highly intelligent and automated workflow. This assessment includes estimates on time of possession, market conditions, renovation and holding costs, and anticipated resale proceeds. Conversion rates and customer satisfaction may be negatively impacted if valuations are too low and/or fees are too high. Additionally, following our acquisition of a home, we may need to decrease our anticipated resale price for that home if we discover defects or other conditions requiring remediation or impacting the value of the home that were unknown to us at the time of acquisition. We also may not be successful in implementing changes in strategy with respect to our underwriting process to achieve desired margins, which could have a material adverse effect on our business and financial condition. Shortages in building supplies, supply chain disruptions, and shortages and disruptions in the availability of third-party labor can also significantly delay our ability to renovate and resell homes in a timely manner. Moreover, these risks may be heightened when we expand into new markets where we may not have similar levels of knowledge and experience as we do in the markets where we currently operate or if the valuation technologies that we currently use are not as effective at accurately valuing homes in markets with different housing conditions. As a result of these factors, we may be unable to acquire or sell real estate inventory at attractive prices or to finance and manage real estate inventory effectively, and accordingly our revenue, gross margins and results of operations would be affected, which could have a material adverse effect on our business and financial condition.

Prospective sellers and buyers of homes may choose not to transact online, which could harm our growth prospects.

Our success depends on our ability to attract customers who have historically purchased homes through more traditional channels. The online market for homes is significantly less developed than the online market for other goods and services in industries such as commerce, healthcare, insurance, books, music, travel and other consumer products and accounts for a small percentage of total annual U.S. residential real estate transactions. If this market does not gain widespread acceptance, our business will suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract consumers to our platform and convert them into sellers or buyers. If the online market for residential real estate does not continue to develop and grow, our business will not grow and our business, financial condition and results of operations would be materially and adversely affected.

Declining real estate valuations have resulted in, and could continue to result in, real estate inventory valuation adjustments, and property values may decline between our offer to purchase a home and the closing of such home, which could adversely affect our financial condition and operating results.

We are subject to risks inherent to declines in real estate valuations. For example, home prices can be volatile, and the values of our real estate inventory may fluctuate significantly. As a result of such fluctuations, we have in the past, and may in the future, record real estate inventory valuation adjustments. We periodically review the value of our real estate inventory to determine whether the value, based on market factors and generally accepted accounting principles, has decreased such that it is necessary or appropriate to record a real estate valuation adjustment in the relevant accounting period. As a result of such reviews, we recorded $5.3 million and $4.5 million of real estate inventory valuation adjustments during the years ended December 31, 2025 and 2024, respectively. These adjustments caused an immediate reduction of net income and a corresponding decrease in real estate inventory on our balance sheet in the respective periods. Even if we do not determine that it is necessary or appropriate to record a real estate inventory valuation adjustment, a reduction in the estimated net realizable value of a property could manifest over time and would therefore affect our earnings and financial condition at that time.

Additionally, the time between an offer to purchase a home and the closing of such transaction can vary from weeks to several months, depending on the needs of our customers. In the interim period, there can be adverse impacts on the value or liquidity profile of the home. We may not be able to or wish to renegotiate or cancel a contract because doing so would negatively impact customer satisfaction and our brand, and potentially subject us to loss of our earnest money deposit or litigation. In the event the value of such homes declines significantly, we could experience losses, which in the aggregate could be detrimental to our business and results of operations.

Our business is dependent upon our ability to expeditiously sell real estate inventory. Failure or inability to expeditiously sell our real estate inventory has had and could continue to have an adverse effect on our business, sales and results of operations. Holding homes in real estate inventory exposes us to risks, such as increased holding costs and the risks of declining real estate valuations.

Balancing our real estate inventory levels is an important element in our business model as we strive to optimize future returns. Our purchases of homes are based in large part on our estimates of projected demand. If actual sales are materially less than our forecasts, we would experience an over-supply of real estate inventory. An over-supply of real estate inventory will generally cause downward pressure on our liquidity, sales prices and margins and increase our average days to sale. Our real estate inventory has typically represented a significant portion of total assets. Having such a large portion of our total assets in the form of non-income producing real estate inventory for an extended period of time subjects us to significant holding costs, including financing expenses, maintenance and upkeep, insurance, property tax, homeowners' association fees, utility fees and other expenses that accompany the ownership of residential real property.

Additionally, risks related to declining real estate valuations increase as the average holding period of homes increases. During the years ended December 31, 2025 and 2024, the average holding period of homes sold was generally higher than our historical norms as a result of uncertainty in the residential real estate market and the broader challenging economic conditions, our associated intentional reduction in home acquisition pace and focus on selling through our aged real estate inventory. As a result, our liquidity and the results of our operations were adversely affected, and may continue to be adversely affected in the future due to our inability to sell such real estate inventory at prices that allow us to meet margin targets or to recover our costs.

Our business is concentrated in certain geographic markets, and local or regional conditions, including economic downturns, severe weather, catastrophic occurrences or other disruptions or events may materially adversely affect our financial condition and results of operations.

While our business is spread across 26 metropolitan markets in the United States as of December 31, 2025, the majority of our revenue was generated from our top ten geographic markets during each of the years ended December 31, 2025 and 2024. As a result of this concentration, local and regional conditions in these markets may differ significantly from prevailing conditions in the United States or other parts of the country. Any unforeseen events or circumstances that negatively affect these areas have historically affected and could in the future materially adversely affect our revenues and profitability. These risks include possible declines in the value of real estate; risks related to general and local economic conditions; demographic and population shifts and migration; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; changes in zoning laws; increased labor costs; unemployment; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; and uninsured damages from floods, hurricanes, earthquakes or other natural disasters.

In addition, our top markets are primarily larger metropolitan areas, where home prices and transaction volumes are generally higher than other markets in the United States. To the extent people migrate outside of these markets due to lower home prices or other factors, and this migration continues to take place over the long-term, then the relative percentage of residential housing transactions may shift away from our historical top markets where we have generated most of our revenue. If we are unable to effectively adapt to any shift, including failing to increase revenue from other markets, then our financial performance may be harmed.

We may be unsuccessful in launching new product and service offerings or pursuing expansion of existing product and service offerings into new markets, which could result in significant expense and may not achieve the desired results.

We regularly evaluate expanding our products into new markets or launching new service offerings in existing or new markets and we have in the past and may in the future continue to expand our products and markets. Any expansion or new offering requires significant expenses and the time of our key personnel, particularly at the outset of the process, and our new service offerings may not result in the customer conversion or profitability that we expect. New offerings have required and may in the future require adjustments, enhancements and optimizations following their launch, but these efforts may not achieve the desired results. We typically experience increased losses in new markets as we adjust to competitive environments with which we are unfamiliar and invest to build our brand presence within those markets. Our plans to expand and deepen our market share in our existing markets and expand into additional markets, including via our strategic approach with our other real estate service solutions, are subject to a variety of risks and challenges. These risks and challenges include the varying economic and demographic conditions of each market, competition from local and regional residential brokerage firms, variations in transaction dynamics, and pricing pressures. We cannot assure you that we will be able to increase revenues and create business model efficiencies in new markets in the manner we have in our more mature existing markets.

Housing markets and housing stock in different areas can vary widely and certain markets may be more adaptable to our current business model than others. As our business grows, we may launch our products or services in markets that prove to be more challenging for our business model. As we expand from markets with a relatively new and homogeneous housing stock to markets with older and more diverse housing stock, we will have to adapt our business and operations to local conditions. The valuation technologies and systems that we currently use may not be as effective at accurately valuing homes in markets with older and more diverse housing stock. In addition, homes that we purchase in markets with relatively older housing stock may require more capital expenditures on improvements and repairs. We may also expand into markets with higher average home prices and fewer available homes within our target price range. If we are unable to adapt to these new markets and scale effectively, our business and results of operations may be adversely affected.

New markets and new product or service offerings may also subject us to new regulatory environments, which could increase our costs as we evaluate compliance with the new regulatory regime. Notwithstanding the expenses and time devoted to expanding an existing product or service offering into a new market or launching a new product offering, we may fail to achieve the financial and market share goals associated with the expansion. If we cannot manage our expansion efforts efficiently, our market share gains could take longer than planned and our related costs could exceed our expectations. In addition, we could incur significant costs to seek to expand our market share, and still not succeed in attracting sufficient customers to offset such costs.

Our business model and growth strategy depend on our marketing and partner channel efforts and ability to maintain our brand and attract customers to our platform in a cost-effective manner.

Our long-term success depends in part on our ability to continue to attract more buyers and sellers to our platform in each of our markets. We believe that an important component of our growth will be increased traffic to, and use of, our website and mobile application by potential customers. Our marketing and partner channel efforts may not succeed for a variety of reasons, including changes to search engine algorithms, ineffective campaigns across marketing channels, limited experience in new marketing channels and any technical difficulties customers may experience using our applications. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering our targeted communications by email servers, buyers and sellers failing to respond to our marketing initiatives, and competition from third parties. Any of these factors could reduce the number of customers coming to our platform. Our business model relies on our ability to scale rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

We also believe that the brand identity that we have developed is a significant factor in the success of our business, and maintaining and enhancing the "Offerpad" brand is critical to maintaining and expanding our customer base and current and future partners. Failure to promote or maintain our brand, or incurring excessive costs in this effort, could adversely affect our business, operating results and financial condition.

Reductions in the availability of mortgage financing provided by government agencies and changes in government financing programs have decreased and could continue to decrease our customers' ability or desire to obtain financing and adversely affect our business or financial results.

The secondary market for mortgage loans continues to primarily desire securities backed by Fannie Mae, Freddie Mac or Ginnie Mae, and we believe the liquidity these agencies provide to the mortgage industry is important to the housing market. Any significant change regarding the long-term structure and viability of Fannie Mae and Freddie Mac could result in adjustments to the size of their loan portfolios and to guidelines for their loan products. Moreover, as we expand into higher cost markets or target higher-priced homes, home buyers, and accordingly demand for our homes and services, may be more acutely affected by these factors. Additionally, a reduction in the availability of financing provided by these institutions could adversely affect interest rates, mortgage availability and sales of new homes and mortgage loans.

The residential real estate market is subject to seasonality, and our operating results are likely to fluctuate on a quarterly and annual basis.

We expect our revenue and results of operations to vary significantly from period to period in the future, based in part on, among other things, consumers' home buying patterns. The residential real estate market is seasonal, with greater demand from home buyers in the spring and summer, and typically weaker demand in late fall and winter, resulting in fluctuations in the quantity, speed and price of transactions on our platform. We expect our financial results and working capital requirements to reflect seasonal variations over time, although in periods in which we are growing and expanding our market presence, the impact of seasonality in our financials can be obscured.

If we do not innovate or provide customers with an efficient and seamless transaction experience, our business could be harmed.

The industry for residential real estate transaction services, technology, information marketplaces and advertising is dynamic, and the expectations and behaviors of customers and professionals shift constantly and rapidly. Our success depends on our continued innovation to provide new, and improve upon existing, products and services that make real estate transactions faster, easier and less stressful for our customers. As we have developed our real estate platform over time, we have expanded our solution offerings to include a range of services in addition to our consumer cash offer solution, including renovation solutions and industry partnership programs. The success of our business may also depend on our ability to successfully integrate additional ancillary products and services into our platform, potentially including energy efficiency solutions, smart home technology, insurance, home warranty services and other real estate service solution offerings. As a result, we must continually invest significant resources in research and development to improve the attractiveness and comprehensiveness of our products or services, enable smoother and more efficient real estate transactions, adapt to changes in technology and support new devices and operating systems. Changes or additions to our products or services do not always attract or engage our customers as desired, and may reduce confidence in our products or services, negatively impact the quality of our brand, upset other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Furthermore, if we are unable to successfully anticipate or keep pace with industry changes and provide products or services that our customers want to use on the devices they prefer, then those customers may become dissatisfied and use our competitors instead. If we are unable to continue offering high-quality, innovative products, we may be unable to attract additional customers and real estate partners or retain our current customers and real estate partners, which could harm our business, results of operations and financial condition.

A significant portion of our costs and expenses are fixed, and we may not be able to adapt or optimize our cost structure to offset declines in our revenue.

A significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. We need to maintain and continue to increase or balance our transaction volumes strategically to benefit from operating efficiencies and continue to optimize our cost structure. When we operate at less than expected capacity, fixed costs are inflated and represent a larger percentage of overall cost basis and percentage of revenue. Certain services we use, subscriptions and fees have fixed costs and are necessary for operation of the business. The other portion of fixed costs are necessary in order to invest in future growth. We cannot assure you that we will be able to rationalize our fixed costs. If we are unable to effectively adapt or optimize our cost structure to offset declines in our revenue, we may experience further negative effects on our business, results of operations and financial condition.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties, such as settlement service providers, lenders, real estate agents, valuation companies, vendors we use to renovate, service or repair our homes, third-party partners we rely on for referrals, such as homebuilders and online real estate websites or institutional buyers of our real estate inventory, and technology service providers. Identifying partners, and negotiating and documenting agreements with them, and establishing and maintaining good relationships requires significant time and resources.

In addition, we rely on our relationships with multiple-listing services providers ("MLS") in all our markets both as key data sources for our pricing and for listing our real estate inventory for resale. Many of our competitors and other real estate websites have similar access to MLSs and listing data and may be able to source real estate information faster or more efficiently than we can. If we lose existing relationships with MLSs and other listing providers, whether due to termination of agreements or otherwise, changes to our rights to use or timely access to listing data, an inability to continue to add new listing providers, changes to the way real estate information is shared or our ability to price or list our real estate inventory for resale could be impaired and our operating results may suffer.

If we are unsuccessful in establishing or maintaining successful relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our product or increased revenues.

If the methodologies we use to assess the value and condition of homes are inaccurate, including because of the information supplied to us by prospective sellers or due to the physical inspections being ineffective, it could result in unforeseen costs and risks.

We make offers based in part on our assessment of offer requests completed by the prospective seller. While we may seek to confirm or supplement the information provided in such an offer request through our own due diligence, including physical inspections, we may rely on the information supplied to us by prospective sellers to make offer decisions, and we cannot be certain that this information is accurate. If owner-supplied information is inaccurate, we may make poor or imperfect pricing decisions and our portfolio may contain more risk than we believe. We also may conduct physical inspections of homes remotely through videos submitted to us by the sellers. It is possible that these video inspections may not be effective in identifying undisclosed issues, conditions or defects that an in-person inspection might otherwise reveal, which could result in us incurring unforeseen costs during the resale process.

Our business is dependent upon an adequate and desirable supply of real estate inventory, which is impacted by many factors. Any inability to acquire sufficient or desirable real estate inventory may adversely affect our business, sales and results of operations.

We primarily acquire homes directly from consumers and there can be no assurance of an adequate or desirable supply of such homes on terms that are attractive to us. A reduction in the availability of or access to real estate inventory could adversely affect our business, sales and results of operations. Additionally, we evaluate thousands of potential homes daily using our proprietary pricing model. If we fail to adjust our pricing to stay in line with broader market trends, or fail to recognize those trends, it could adversely affect our ability to acquire real estate inventory. We remain dependent on customers to sell us homes.

Our ongoing ability to acquire homes is critical to our business model. A lack of available or desirable homes that meet our purchase criteria may affect our ability to scale. Reductions in our acquisitions of homes may have adverse effects on our ability to reach our desired real estate inventory levels, our desired portfolio diversification and our results of operations.

Due to the uncertainty in the residential real estate market and the broader challenging economic conditions during 2025, we continued our intentional reduction in home acquisition pace and focus on selling through our aged real estate inventory throughout the year. By doing so, our overall real estate inventory mix shifted during the year and generally included a lower composition of newly acquired homes. This resulted in our average holding period of homes sold during 2025 being higher than our historical norms, finishing at approximately 175 days during the fourth quarter of 2025.

Given our focus on effectively managing and mitigating our risk exposure, we intend to continue balancing our home acquisition pace and managing our real estate inventory levels in response to the prevailing residential real estate market conditions. Based on the current market conditions, combined with the impact of the normal seasonal increase that occurs in the fall and winter months, we anticipate our average real estate inventory holding period will remain higher than our historical norms during the first quarter of 2026.

In addition, increases in transaction costs to acquire properties, including costs of evaluating homes and making offers, title insurance and escrow service costs, changes in transfer taxes, and any other new or increased acquisition costs, would have an adverse impact on our home acquisitions and our business.

Our ability to compete effectively and execute on our strategic plan, and the success of our Renovate solution, depends in part on our ability to manage home renovations.

Our ability to effectively manage home renovations is a key component in our Cash Offer and Renovate solutions. In our Cash Offer solution, we typically renovate or repair homes prior to listing them for resale. In our Renovate solution, we provide renovation services to other businesses, allowing customers to use our renovations team to update their portfolio of homes for rent or to sell. We use internal employees and third parties to renovate and repair homes under both of these solutions.

We or these third-party providers may not be able to complete the required renovations or repairs within the expected timeline or proposed budget. Furthermore, if the work quality of our employees or third-party providers does not meet our expectations, then we may need to engage another third-party contractor or subcontractor, which may also adversely affect the timeline or budget for completing renovations or repairs.

A longer than expected period for completing renovations or repairs could negatively impact our ability to sell a home within our anticipated timeline. This prolonged timing exposes us to factors that adversely affect the home's resale value and may result in selling the home for a lower price than anticipated or not being able to sell the home at all. Additionally, any undetected issues with a third-party provider's work may adversely affect our reputation as a home seller.

Further, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In March 2025, a 25% tariff on steel and aluminum from Canada and Mexico went into force, which was subsequently increased to 50% in June 2025. These widespread tariffs or any future additional tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market and may impact the costs of materials and supplies used in our home renovations, which could in turn impact our margins. Any resulting increase in the cost of our home renovation projects could decrease consumer demand and have a negative impact on our business and results of operations.

In all cases described above, incurring more than budgeted costs would adversely affect our investment return on purchased homes.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as pricing risk, interest rate risk, liquidity risk, and other market-related risks, as well as operational and legal risks related to our business, assets and liabilities. We also are subject to various laws, regulations and rules that are not industry specific, including employment laws related to employee hiring and termination practices, health and safety laws, environmental laws and other federal, state and local laws, regulations and rules in the jurisdictions in which we operate. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future. Expansion of our business activities may also result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks, and we may not effectively identify, manage, monitor, and mitigate these risks as our business activities change or increase, which in turn could have a material adverse effect on our reputation, financial results and liquidity.

Our ability to recruit and retain a sufficient number of productive independent real estate agents is critical to maintaining and growing our business and providing an adequate level of service to our customers.

We partner with independent contractor real estate agents for various components of our business, including our HomePro services. If we are unable to successfully grow a sufficient base of productive independent real estate agents, we may be unable to maintain or grow revenues. A variety of factors impact our ability to attract and retain independent real estate agents, including but not limited to: intense competition from other brokerages; our ability to develop and deliver compelling products and services to independent real estate agents; our ability to generate high-quality leads to independent real estate agents; and our ability to adopt and implement commission plans (or pricing model structures) that are attractive to such agents.

If we are unable to successfully recruit and retain a sufficient number of productive independent real estate agents, we may be unable to maximize our revenue and market share growth.

We are subject to the requirements governing the licensing and conduct of real estate brokerages and brokerage-related businesses in the jurisdictions in which we do business.

Due to our brokerage business, we and our agents must comply with the requirements governing the licensing and conduct of real estate brokerage and brokerage-related businesses in the markets in which we operate. Due to the geographic scope of our operations, we and our real estate agents may not be in compliance with all of the required licenses at all times. Additionally, when we enter into new markets, we have in the past and may in the future become subject to additional licensing requirements. If we or our real estate agents fail to obtain or maintain the required licenses for conducting our brokerage operations or fail to strictly adhere to associated regulations, the relevant government authorities may order us to suspend relevant operations or impose fines or other penalties, which in turn could have a material adverse effect on our reputation, financial results and liquidity.

A health and safety incident relating to our operations could be costly in terms of potential liability and reputational damage.

Customers will visit homes on a regular basis through our mobile application or with a real estate agent. Due to the number of homes we own, the safety of our homes is critical to the success of our business. A failure to keep our homes safe that results in a major or significant health and safety incident could expose us to liability that could be costly. Such an incident could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our financial results and liquidity.

There are risks related to our ownership of vacant homes and the listing of those homes for resale that are not possible to fully eliminate.

The homes in our real estate inventory generally are not occupied during the time we own them prior to resale. When a home is listed for resale, prospective buyers or their agents typically can access our homes instantly through our technology without the need for an appointment or one of our representatives being present. In certain circumstances, we also allow sellers to continue to occupy a home after we have purchased the home for a short period of time. Having visitors or short-term occupants in our homes entails risks of damage to the homes, personal injury, unauthorized activities on the properties, theft, rental scams, squatters and trespassers and other situations that may have adverse impacts on us or the homes, including potential adverse impacts to our reputation. Additionally, all of these circumstances may involve significant costs to resolve that may not be fully covered by insurance, including legal costs associated with removing unauthorized visitors and occupants and additional holding and repair costs. If these increased costs are significant across our real estate inventory, both in terms of costs per home and numbers of homes impacted, this could have a material adverse impact on our results of operations.

We are from time to time involved in, or may in the future be subject to, claims, suits, government investigations, and other proceedings that may result in adverse outcomes.

We are from time to time involved in, or may in the future be subject to, claims, suits, government investigations, and proceedings arising from our business, including actions with respect to intellectual property, privacy, consumer protection, information security, mortgage lending, real estate, environmental, data protection or law enforcement matters, tax matters, labor and employment, and commercial claims, as well as actions involving content generated by our customers, shareholder derivative actions, purported class action lawsuits, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain, and their results cannot be predicted with certainty. Regardless of the outcome, any such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, negative publicity and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in reputational harm, liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products, services or technologies, which could in the future materially and adversely affect our business, operating results and financial condition.

We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws, rules and regulations. Failure to comply with these laws, rules and regulations or to obtain and maintain required licenses, could adversely affect our business, financial condition and results of operations.

We operate in highly regulated businesses through a number of different channels across the United States. As a result, we are currently subject to a variety of, and may in the future become subject to additional, federal, state and local statutes and regulations in various jurisdictions (as well as judicial and administrative decisions and state common law), which are subject to change at any time, including laws regarding the real estate and mortgage industries, settlement services, insurance, mobile and internet-based businesses and other businesses that rely on advertising, as well as data privacy and consumer protection laws, laws around the development and deployment of artificial intelligence technologies, and employment laws. These laws are complex and sometimes ambiguous, and can be costly to comply with, require significant management time and effort, require a substantial investment in technology, and subject us to claims, government enforcement actions, civil and criminal liability or other remedies, including suspension of business operations.

Buying and selling homes, providing real estate brokerage services, and providing other product offerings, such as mortgage brokerage services, results in us receiving or facilitating transmission of personal information. Further, in the future we may offer additional products and services, which could increase the amount of personal information we receive and transmit. This information is increasingly subject to legislation and regulation in the United States. These laws and regulations are generally intended to protect the privacy and security of personal information, including Social Security Numbers that is collected, processed and transmitted. These laws also can restrict our use of this personal information for other commercial purposes. We could be adversely affected if government regulations require us to significantly change our business practices with respect to this type of information, if penetration of network security or misuse of personal information occurs, or if the third parties that we engage with to provide processing and screening services violate applicable laws and regulations, misuse information, or experience network security breaches.

In order to provide the broad range of products and services that we offer or plan to offer customers, certain of our subsidiaries are or will be required to maintain real estate brokerage and mortgage licenses in certain states in which we operate. These entities are subject to stringent state and federal laws and regulations and to the scrutiny of state and federal government agencies as licensed businesses.

Mortgage products are regulated at the state level by licensing authorities and administrative agencies, with additional oversight from the CFPB and other federal agencies. These laws generally regulate the manner in which lending and lending-related activities are marketed or made available to consumers, including, but not limited to, advertising, finding and qualifying applicants, the provision of consumer disclosures, payments for services, and record keeping requirements. These laws include, at the federal level, the RESPA, the Fair Credit Reporting Act (as amended by the Fair and Accurate Credit Transactions Act), the Truth in Lending Act (including the Home Ownership and Equity Protection Act of 1994), the Equal Credit Opportunity Act, the Fair Housing Act, the Gramm-Leach-Bliley Act, the Electronic Fund Transfer Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Homeowners Protection Act, the Home Mortgage Disclosure Act, the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, the Federal Trade Commission Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Bank Secrecy Act (including the Office of Foreign Assets Control and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act), the TCPA, the Mortgage Acts and Practices Advertising Rule (Regulation N), the CARES Act, all implementing regulations, and various other federal, state and local laws. The CFPB also has broad authority to enforce prohibitions on practices that it deems to be unfair, deceptive or abusive. Additionally, state and local laws may restrict the amount and nature of interest and fees that may be charged by a lender or mortgage broker, impose more stringent privacy requirements and protections for service members, and/or otherwise regulate the manner in which lenders or mortgage brokers operate or advertise.

As a provider of real estate brokerage services, we hold real estate brokerage licenses in multiple states and may apply for additional real estate brokerage licenses as our business grows. To maintain these licenses, we must comply with the requirements governing the licensing and conduct of real estate brokerage services and brokerage-related businesses in the markets where we operate. We may be subject to additional local, state and federal laws and regulations governing residential real estate transactions, including those administered by the U.S. Department of Housing and Urban Development, and the states and municipalities in which we transact. Further, due to the geographic scope of our operations and the nature of the products and services we provide, certain of our other subsidiaries maintain real estate brokerage licenses in certain states in which we operate. Each of these licenses subjects our subsidiaries to different federal, state, and local laws and the scrutiny of different licensing authorities, including state insurance departments. Each subsidiary must comply with different licensing statutes and regulations, as well as varied laws that govern the offering of compliant products and services.

For certain licenses, we are required to designate individual licensed brokers of record, qualified individuals and control persons. Certain licensed entities also are subject to routine examination and monitoring by the federal Consumer Financial Protection Bureau (for mortgage) and/or state licensing authorities. We cannot assure you that we, or our licensed personnel, are and will remain at all times, in full compliance with state and federal real estate, title insurance and escrow, property and casualty insurance, and mortgage licensing and consumer protection laws and regulations, and we may be subject to litigation, government investigations and enforcement actions, fines or other penalties in the event of any non-compliance. As a result of findings from examinations, we also may be required to take a number of corrective actions, including modifying business practices and making refunds of fees or money earned. In addition, adverse findings in one state may be relied on by another state to conduct investigations and impose remedies. If we apply for new licenses, we will become subject to additional licensing requirements, which we may not be in compliance with at all times. If in the future a state agency were to determine that we are required to obtain additional licenses in that state in order to operate our business, or if we lose or do not renew an existing license or are otherwise found to be in violation of a law or regulation, we may be subject to fines or legal penalties, lawsuits, enforcement actions, void contracts, or our business operations in that state may be suspended or prohibited. Our business reputation with consumers and third parties also could be damaged. Compliance with, and monitoring of, these laws and regulations is complicated and costly and may inhibit our ability to innovate or grow.

The regulatory framework for AI and AI Technologies is rapidly evolving as many federal and state government bodies and agencies have introduced or are currently considering additional laws and regulations. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business. Certain U.S. legislation related to AI Technologies has been introduced at the federal level and is advancing at the state level. For example, in 2025, the California Privacy Protection Agency's new regulations under the CCPA regarding the use of automated decision-making were approved and went into effect on January 1, 2026. California also enacted a number of new laws that further regulate use of AI Technologies and provide consumers with additional protections around companies' use of AI Technologies. Other states have also passed AI-focused legislation, such as Colorado's Artificial Intelligence Act, which will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination, and Utah's Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, procure and commercialize AI Technologies in the future.

If we are unable to comply with these laws or regulations in a cost-effective manner, it may require us to modify certain products and services, which could require a substantial investment and result in a loss of revenue, limit our ability to offer additional products and services, or expand existing products and services into new markets, or cease providing the impacted product or service altogether. Furthermore, laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our products and business.

Catastrophic events may disrupt our business.

Natural disasters or other catastrophic events such as pandemics may cause damage or disruption to our operations, real estate commerce, and the global economy, and thus could harm our business. Properties located in the markets in which we operate in Florida and certain portions of North Carolina and Texas are more susceptible to certain hazards (such as floods, hurricanes or hail) than properties in other parts of the country.

In the event of a major earthquake, hurricane, windstorm, tornado, flood or catastrophic event such as pandemic, fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. Furthermore, these sorts of catastrophic events may cause disruption on both the resale and acquisition side as we may not be able to transact on real estate. For example, homes that we own may be damaged and disruptions to infrastructure may mean our contractors are unable to perform the necessary home repairs in a timely manner. Closures of local recording offices or other governmental offices in charge of real property records, including tax or lien-related records, would adversely affect our ability to conduct operations in the affected geographies. Any of these delays will likely result in extended hold times, increased costs and real estate inventory valuation adjustments. Also, the insurance we maintain would likely not be adequate to cover our losses resulting from disasters or other business interruptions.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

Environmentally hazardous conditions, and regulations relating to climate change and energy, may adversely affect us.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell the property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental and climate-related laws or regulations or varying interpretations of existing laws or conflicting laws or regulations may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, radon, pesticides, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability or other sanctions.

Risks Related to Our Intellectual Property and Technology

Our IT Systems and IT Systems of third parties we rely on may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could disrupt our business or result in the loss of confidential information, litigation, government actions, reputational damage and other harms.

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, "IT Systems"). We own and manage some of these IT Systems, but also rely on third parties for a range of IT Systems and related products and services. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including personal information, as well as proprietary business information, intellectual property, and other critical information belonging to our business, customers, and employees (collectively, "Confidential Information"). We face numerous evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists.

The evolution of technology systems introduces ever more complex security risks that are difficult to predict and defend against. An increasing number of companies, including those with significant online operations, have recently disclosed breaches of their security, some of which involved sophisticated tactics and techniques allegedly attributable to criminal enterprises or nation-state actors.

We experience cyber incidents and other security incidents of varying degrees from time to time. We have implemented controls and taken other preventative actions designated to strengthen our IT Systems against security incidents. However, we cannot guarantee that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with, or effective in protecting our IT Systems and Confidential Information, that we will be able to react in a timely manner, or that our remediation efforts following a cybersecurity incident will be successful.

In addition, we do not know whether our current practices will be deemed sufficient under applicable laws or whether new regulatory requirements might require us to make significant changes to our current practices. If there is a breach of our IT

Systems, and we know or suspect that certain personal information has been accessed, or used inappropriately, we may need to inform the affected individual (and regulatory body) and may be subject to significant fines and penalties. Further, under certain regulatory schemes, we may be liable for statutory damages on a per breached record basis, irrespective of any actual damages or harm to the individual. In the event of a breach we could face government actions resulting in penalties or consumer class actions alleging statutory damages amounting to hundreds of millions, and possibly billions, of dollars, as well as reputational and other harms.

The risk of cybersecurity incidents directed at us or our third-party partners and vendors includes threats directed through diverse attack vectors, such as social engineering and phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Cybersecurity incidents may occur through uncoordinated individual attempts to gain unauthorized access to information technology systems, as well as sophisticated and targeted measures known as advanced persistent threats. Cybersecurity threats are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools–including artificial intelligence–that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information, as well as our proprietary business information and intellectual property and that of our customers and employees.

Additionally, we rely on third parties and their security procedures for the secure storage, processing, maintenance, and transmission of information that is critical to our operations, such as cloud services that support our internal and customer-facing operations. Despite measures designed to prevent, detect, address, and mitigate cybersecurity incidents, such incidents may occur to us or our third-party providers and, depending on their nature and scope, could potentially materially impact our Confidential Information (our own or that of third parties, including personal information of our customers and employees) and result in the disruption of business operations. Any such compromises to our security, or that of our third-party partners or vendors, could cause customers to lose trust and confidence in us and stop using our website and mobile applications. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers, employees, and business partners. We may also be subject to government enforcement proceedings and legal claims by private parties. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any actual or alleged security breaches or alleged violations of federal or state laws or regulations relating to privacy and data security could result in mandated user notifications, litigation (including class actions), government investigations, significant fines, and expenditures; divert management's attention from operations; deter people from using our platform; damage our brand and reputation; and materially adversely affect our business, results of operations, and financial condition. Defending against claims or litigation based on any security breach or incident, regardless of their merit, will be costly and may cause reputational harm. The successful assertion of one or more large claims against us that exceed available insurance coverage, denial of coverage as to any specific claim, or any change or cessation in our insurance policies and coverages, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, results of operations, and financial condition.

We collect, process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and any actual or perceived violation of these privacy obligations could result in a claim for damages, regulatory action, loss of business, or unfavorable publicity.

We collect, store, use, disclose and process personal information and other data. There are numerous federal and state laws, as well as regulations and industry guidelines and standards, regarding privacy and the collection, storing, use, processing, disclosure, and protection of personal information, the scope of which are continually changing, subject to differing interpretations, and may be inconsistent among countries and states or conflict with other laws, regulations, guidelines, and standards. We and our third-party partners and vendors are subject to these data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal information, and those that are specific to certain industries, sectors, contexts, or locations. Additionally, laws, regulations, guidelines and standards covering marketing and advertising activities conducted by telephone, email, mobile devices, and the internet, are applicable to our business, such as the TCPA (as implemented by the Telemarketing Sales Rule), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM Act"), and similar state consumer protection laws. We are also subject to the terms of our own privacy policies and certain privacy-related obligations to third parties. We strive to comply with all applicable laws, regulations, policies, legal obligations and industry guidelines and standards relating to privacy, data protection and marketing and advertising activities to the extent possible. However, it is possible that these laws, regulations, policies, legal obligations, and industry guidelines and standards may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws, regulations, policies, legal obligations, and industry guidelines and standards, making enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. It is possible we may not be in full compliance with certain laws, regulations, policies, legal obligations, industry guidelines and standards, and any failure or perceived failure by us to comply with these requirements may result and has at times resulted in litigation, and may also result in governmental investigations or enforcement actions, loss of business and unfavorable publicity. Any of these events could cause us to incur significant costs in investigating and defending such claims and, if found liable, we may be, but have not to-date been, required to pay significant damages. Further, these proceedings and any subsequent adverse outcomes may cause significant reputational harm to our brand and our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Any significant change to applicable laws, regulations or industry guidelines and standards regarding the collection, use, processing or disclosure of personal information, could require us to modify our products and features, possibly in a material manner and subject to increased compliance costs, which may limit our ability to develop new products and features that make use of the personal information that we collect, use, process, and disclose. For example, the CCPA requires companies that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the companies' collection, use, processing and disclosure of personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Numerous other states have already enacted, and are actively considering enacting privacy laws similar to the CCPA, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation, carry significant potential liability for our business, and could result in reputational harm.

The U.S. Federal Trade Commission and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the collection, use, processing, dissemination, and security of data. Amongst other requirements, such standards may require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If, for example, such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences, including penalties and reputational harm.

This existing and future legislation on both the state and federal level may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies, all of which we may not be able to expend resources toward. We expect that there will continue to be new proposed laws, regulations, and industry standards and guidelines concerning privacy, data protection, and information security and we cannot determine the impact such future laws, regulations, and standards may have on our business. We could be subject to legal claims, government investigations or actions, or harm to our reputation or incur significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with our policies or with applicable laws concerning personal information. Further, if the trend of new data privacy laws and increasing enforcement by regulators continues, this could lead to substantial costs, require significant systems changes, divert the attention of our personnel, increase costs and subject us to additional liabilities. Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition.

Any significant disruption in service in our computer systems and third-party networks and mobile infrastructure that we depend on could result in a loss of customers and we may be unable to maintain and scale the technology underlying our offerings.

Customers and potential customers access our products primarily through our website and mobile application. Our ability to attract, retain and serve customers depends on the reliable performance and availability of our website, mobile application, and technology infrastructure. Furthermore, we depend on the reliable performance of third-party networks and mobile infrastructure to provide our technology offerings to our customers and potential customers. The proper operation of these networks and infrastructure is beyond our control, and service interruptions or website unavailability could impact our ability to service our customers in a timely manner, and may have an adverse effect on existing and potential customer relationships.

Our information systems and technology may not be able to continue to accommodate our growth and may be subject to security risks. The cost of maintaining such systems may increase. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on our business and results of operations and could result in a loss of customers.

Failure to protect our trade secrets, know-how, proprietary applications, business processes and other proprietary information could adversely affect the value of our technology and products.

Our success and ability to compete depends in part on our intellectual property and our other proprietary business information, and our ability to protect such intellectual property and business information from misuse. We seek to control access to our proprietary information by entering into a combination of confidentiality and proprietary rights agreements, invention assignment agreements and nondisclosure agreements with our employees, consultants and third parties with whom we have relationships. While these agreements will give us contractual remedies upon any unauthorized use or disclosure of our proprietary information, we cannot guarantee that we will be able to detect such unauthorized activity, or if detected, that our rights under these agreements will be effective in controlling access to, or use, reproduction and distribution of, our proprietary information, intellectual property or technology.

We have filed trademark and copyright applications to protect certain aspects of our intellectual property. However, we cannot guarantee that we will be successful in registering our trademarks or copyrights, or maintaining any existing registrations. We may be unable to secure intellectual property protection for all of our technology and methodologies, or the steps we take to enforce our intellectual property rights may be inadequate. Furthermore, monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot guarantee that the steps we have taken to protect our proprietary technologies will be effective to enforce our rights against third parties. Third parties may knowingly or unknowingly infringe our proprietary rights or challenge proprietary rights held by us, and we may not be able to prevent infringement or misappropriation of our proprietary rights without incurring substantial expense. If our intellectual property rights are misused or misappropriated by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and methods of operations. Any of these events would have a material adverse effect on our business, financial condition and results of operations.

In the future we may be party to intellectual property rights claims and other litigation which are expensive to support, and if resolved adversely, could have a significant impact on us.

Our competitors and other third parties may own or claim to own intellectual property relating to the real estate industry. In the future, third parties may claim that we are infringing on their intellectual property rights, and we may be found to be infringing such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses. If any such claims are successfully asserted against us, it could require us to pay significant damages or ongoing licensing payments, prevent us from offering our products or services, or require us to comply with unfavorable terms. Even if we were to prevail, the time and resources necessary to resolve such disputes could be costly, time-consuming, and divert the attention of management and key personnel from our business operations. If we are not successful in defending ourselves against any potential future claims, we may be required to pay damages and may be subject to injunctions, each of which could harm our business, results of operations, financial condition and reputation.

Our services utilize third-party open source software components, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

We use open source software in our proprietary software and our services and will continue to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, and such open source software may not be regularly maintained and updated in order to contain and patch possible security vulnerabilities. To the extent that our services depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform, and injure our reputation.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine and distribute our proprietary software with such open source software in a certain manner, we could, under certain open source licenses, be required to release or license the source code of our combined proprietary software to the public. Although we monitor our use of open-source software to avoid subjecting our platform to such requirements or to other conditions we do not intend, we cannot assure that our processes for controlling our use of open-source software in our platform will be effective. From time to time, we may be subject to claims asserting ownership of, or demanding release of, our source code, the open source software or derivative works that were developed using such software, or requiring us to provide attributions of any open source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a commercial license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which would have a negative effect on our business and results of operations. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on products, technologies and intellectual property that we license from third parties for use in our services. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property.

We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our services containing that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.

Our software is highly complex and may contain undetected errors.

The software and code underlying our platform is highly interconnected and complex and may contain undetected bugs, errors, malicious code, vulnerabilities, or other defects, some of which may remain undetected or may only be discovered after the code has been released. We release or update our software code regularly and this practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform, which can impact the customer experience on our platform. Additionally, due to the interconnected nature of the software underlying our platform, updates to certain parts of our code, including changes to our mobile application or website or third-party application programming interfaces on which our mobile application or website rely, could have an unintended impact on other sections of our code, which may result in errors or vulnerabilities to our platform. Any errors or vulnerabilities discovered in our code after release could impact the security of our systems or result in the inadvertent disclosure of sensitive or other regulated information, cause damage to our reputation, loss of our customers, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Furthermore, our development and testing processes may not detect errors and vulnerabilities in our technology offerings prior to their implementation. Any inefficiencies, errors, technical problems or vulnerabilities arising in our technology offerings after their release could reduce the quality of our products or interfere with our customers' access to and use of our technology and offerings.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or customers, which could result in litigation or government action, and adversely affect our reputation and business results.

Third-party actors have attempted in the past, and may attempt in the future, to conduct fraudulent activity by engaging with our customers, particularly in our title insurance and escrow business. We make a large number of wire transfers in connection with loan and real estate closings and process certain personal data in connection with these transactions that may be considered sensitive. Our detection processes may not be able to detect and prevent fraudulent activity on our mobile applications, websites and internal systems. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Fraudulent activity may result in litigation or government actions, for example, if individuals or regulators deem our fraud detection processes inadequate. Additionally, fraudulent activity may harm our reputation, causing customers and real estate partners to lose trust in us and decrease or terminate their usage of our products, or could result in financial loss, thereby harming our business and results of operations.

We use AI Technologies in our business, and the deployment, use and maintenance of these technologies involve technological, operational, and legal risks.

We use AI and AI Technologies in our business for the purpose of, among other things, computer vision-enabled image recognition and 'smart scoping' to inform renovation estimates and improve our pricing model, and continue to invest in this area. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that our investments in such technologies will always enhance our services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our services and business, as well as our reputation, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

The continuous development, maintenance and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. For instance, the models underlying AI Technologies can experience decay (also known as "model drift") in which its performance and accuracy decrease over time without further human intervention to correct such decay.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties. Our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become unavailable, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. Additionally, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Further, if the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code.

Moreover, we are subject to a number of current sector-specific laws and regulations which will be implicated by our use of AI Technologies. It is also possible that the AI Technologies we use may have, or may be viewed as having, unintended biases or discriminatory outcomes, exposing us to risks that we have discriminated against persons belonging to a protected class. Any resulting investigation or litigation could have an adverse impact on our results of operations due to the associated costs and any related fines, and could also have an adverse impact on our customer relationships. See *"We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws, rules and regulations. Failure to comply with these laws, rules and regulations or to obtain and maintain required licenses, could adversely affect our business, financial condition and results of operations."*

Risks Related to Our Liquidity and Capital Resources

We utilize a significant amount of indebtedness in the operation of our business, and so our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.

As of December 31, 2025, we had $93.3 million of total debt outstanding under our secured credit facilities, other debt and revolving credit facility. Our leverage has meaningful consequences for us, including increasing our vulnerability to economic downturns, limiting our ability to withstand competitive pressures, or reducing our flexibility to respond to changing business and economic conditions. We are also subject to general risks associated with debt financing, including (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance our existing indebtedness or refinancing terms may be less favorable to us than the terms of our existing debt; (3) debt service obligations could reduce funds available for capital investment and general corporate purposes; (4) any default on our indebtedness could result in acceleration of the indebtedness and foreclosure on the homes collateralizing that indebtedness, with our attendant loss of any prospective income and equity value from such property; and (5) aged real estate may be ineligible for financing on our debt facilities potentially forcing the sale of aged real estate for prices that do not allow us to meet our margin targets or cover our costs to repay those facilities. Any of these risks could place further strains on our cash flows, reduce our ability to grow and adversely affect our results of operations.

We rely on agreements with third parties to finance our business.

We have entered into debt agreements with a limited number of counterparties to provide capital for the growth and operation of our businesses, including to finance our purchase and renovation of homes. If we fail to maintain adequate relationships with potential financial sources, or if we are unable to renew, refinance or extend our existing debt arrangements on favorable terms or at all, we may be unable to maintain sufficient real estate inventory, which would adversely affect our business and results of operations. In addition, some of our secured credit facilities are entirely uncommitted and other of our secured credit facilities are not fully committed, meaning the applicable lender may not be obligated to advance new loan funds if they choose not to do so. Obtaining new or replacement funding arrangements may not be possible or may be at higher interest rates or other less favorable terms.

Our financing sources are not required to extend the maturities of our financing arrangements, and if a financing source is unable or unwilling to extend financing, and other financing sources are unable or unwilling to make or increase their financing commitments, then we will be required to repay the outstanding balance of the financing on the related maturity date. If we are unable to pay the outstanding balance of our debt obligations at maturity, the financing sources generally have the right to foreclose on the homes and other collateral securing that debt and to charge higher "default rates" of interest until the outstanding obligations are paid in full. If we are unable to renew or extend the terms of our existing senior and mezzanine secured credit facilities, we may not be able to terminate or prepay the secured credit facilities without incurring significant financial costs. If realized, any of these financing risks could negatively impact our results of operations and financial condition.

We intend to rely on proceeds from the sale of financed homes to repay amounts owed under our property financing facilities, but such proceeds may not be available or may be insufficient to repay the amounts when they become due.

For our senior and mezzanine secured credit facilities, we typically are required to repay amounts owed with respect to a financed home upon the sale of that home. There is no assurance such sale proceeds will fully cover the amounts owed. Our senior and mezzanine secured credit facilities commonly have initial terms of 18 to 24 months or less. Additionally, the borrowing capacity under our senior secured and mezzanine secured credit facilities is generally available until the end of the applicable revolving period for each facility and outstanding amounts drawn under each facility are typically required to be repaid on the facility maturity date, which is generally three-to-six months after the end of the facility's revolving period. It may be the case that not all homes securing these arrangements will be sold on or before the maturity dates of such financing arrangements, which would mean that sale proceeds would not be available to pay the amounts due at maturity. We may also be required to repay amounts owed with respect to a financed home prior to the sale of that home and prior to maturity of the related financing facility, typically due to the home having been held in our real estate inventory for an extended period of time or, less commonly, if other unforeseen issues with the home arise during our holding period. In these situations, we may use cash on hand to repay the amounts owed or contribute other homes as additional collateral. To the extent we do not have sufficient cash or substitute collateral or are unable to draw on other financing facilities to make the required repayments, which could occur if a significant amount of our debt were to become due suddenly and unexpectedly, we would be in default under the related facility.

Covenants in our debt agreements have restricted and may in the future restrict our borrowing capacity or operating activities and adversely affect our financial condition.

Certain of our existing debt agreements contain, and future debt agreements may contain, various affirmative, negative, financial and collateral performance covenants. Specifically, we need to maintain a certain tangible net worth and liquidity minimums, and leverage maximums under certain of these facilities. These covenants may limit our operational flexibility or restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our shareholders. If we breach these covenants, in certain cases, we could be required to repay all of the relevant debt immediately, even in the absence of a payment default. At various points during 2025, we obtained temporary waivers for certain of these covenants, which resulted in the associated revolving/withdrawal periods for such facility expiring. If such waivers were required in the future, there can be no assurance that they would be provided. The occurrence of these events would have an adverse impact on our financial condition and results of operations and such impact could be material.

The borrowers and certain other loan parties under the debt facilities we use to finance the purchase and renovation of homes are special purpose entity ("SPE") subsidiaries of Offerpad. While our SPEs' lenders' recourse in most situations following an event of default is only to the applicable SPE or its assets, we have provided limited non-recourse carve out guarantees under our senior and mezzanine secured credit facilities for certain of the SPEs' obligations in situations involving "bad acts" by an Offerpad entity and certain other limited circumstances that are generally under our control. To the extent a guaranty obligation is triggered, we may become obligated to pay all or a portion of the amounts owed by our SPEs and other subsidiaries to their respective lenders.

Our debt facilities contain cross defaults and similar provisions that could cause us to be in default under multiple debt facilities or otherwise lose access to financing for new homes and excess proceeds from sales of homes in the event we default under a single facility.

If an event of default or similar event occurs under one of our senior or mezzanine secured credit facilities, this may trigger an event of default under another senior or mezzanine secured credit facility or result in us losing access to financing through our senior and mezzanine secured credit facilities or to excess proceeds from sales of homes that would otherwise be available to us. In addition, our senior and mezzanine secured credit facilities currently contain cross defaults to certain other indebtedness. The foregoing considerations significantly increase the likelihood that a default or similar event under one or more of our debt facilities would result in adverse consequences for our other debt facilities.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

Borrowings under our senior and mezzanine secured credit facilities accrue interest at variable rates and expose us to interest rate risk. As interest rates increase, our debt service obligations on the variable rate indebtedness increase and our earnings and cash flows correspondingly decrease. Increased interest costs have also reduced the amount of debt financing that our real estate inventory can support. Assuming no change in the outstanding borrowings on our senior and mezzanine secured credit facilities, and other senior secured debt, we estimate that a one percentage point increase in the Secured Overnight Financing Rate ("SOFR") would have increased our annual interest expense by $0.8 million during the year ended December 31, 2025.

In connection with our variable debt, we may seek to obtain interest rate protection in the form of swap agreements, interest rate cap contracts or similar derivatives or instruments to hedge against the possible negative effects of interest rate increases. There is no assurance that we will be able to obtain any such interest rate hedging arrangements on attractive terms or at all. Even if we are successful in obtaining interest rate hedges, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder.

We could be subject to additional tax liabilities and our ability to use net operating loss carryforwards and other tax attributes have been impacted by an ownership change and may in the future be limited in connection with other ownership changes.

We are subject to federal and state income and non-income taxes in the United States. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating these taxes. Our effective tax rates could be affected by numerous factors, such as entry into new businesses and geographies, changes to our existing business and operations, acquisitions and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles and interpretations (such as the One Big Beautiful Bill Act signed into law during July 2025 and the United States Inflation Reduction Act of 2022). We are required to take positions regarding the interpretation of complex statutory and regulatory tax rules and on valuation matters that are subject to uncertainty, and IRS or other tax authorities may challenge the positions that we take.

With the exception of the year ended December 31, 2021, during which we generated net income, we have incurred losses each year from inception, may not be profitable in the near future, and may never achieve long-term profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2025, the Company had federal and state net operating loss ("NOL") carryforwards of $905.2 million. Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income.

In addition, our net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities, and may be limited as a result of previous or future changes in our ownership. Under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-ownership change net operating losses to offset future taxable income. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We experienced an "ownership change" on January 13, 2026 as a result of a registered direct offering of 10,000,000 shares of our Class A common stock in January 2026 for gross proceeds of $18.0 million, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Capital Raising Activities—January 2026 Registered Direct Offering*" for additional information. Consequently, our NOLs generated through January 13, 2026 are subject to annual limitations. As a result of this ownership change, if we earn taxable income in the future, such annual limitations could result in increased future tax liability to us and our future cash flows could be adversely affected. Our existing net operating losses may be subject to limitations arising from previous ownership changes, and if there is a future change in our stock ownership (which may be outside of our control) that results in an ownership change, our ability to utilize net operating losses could be further limited by Section 382 of the Code.

We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available.

We will require additional capital and debt financing to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, build and maintain our real estate inventory, develop new products or services or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. During economic and housing downturns, including the recent downturn, credit markets have constricted and reduced sources of liquidity.

In the past and potentially again in the future, cash on hand and cash generated from operations was not sufficient to meet our cash and liquidity needs, and we needed, and may need again in the future, to seek additional capital and engage in equity financings (including through our Open Market Sale Agreement[SM]) or debt financings to secure funds. However, additional funds may not be available when we need them on terms that are acceptable to us, or at all. In addition, any financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Our ability to obtain financing will depend, among other things, on our product development efforts, business plans, operating performance and condition of the capital markets and housing markets at the time we seek financing. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. We have in the past and may continue in the future to raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, or may require us to agree to unfavorable terms, and our existing stockholders may experience significant dilution.

If new financing sources are required, but are insufficient or unavailable, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We may use derivatives and other instruments to reduce our exposure to interest fluctuations and those derivatives and other instruments may not prove to be effective.

We may use derivatives or other instruments to reduce our exposure to adverse changes in interest rates. Hedging interest rate risk is a complex process, requiring sophisticated models and constant monitoring. Due to interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. If we engage in derivative transactions, we will be exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. Our hedging activity, if any, may fail to provide adequate coverage for interest rate exposure due to market volatility, hedging instruments that do not directly correlate with the interest rate risk exposure being hedged or counterparty defaults on obligations.

Failures at financial institutions at which we deposit funds could adversely affect us.

We deposit substantial funds in various financial institutions in excess of insured deposit limits. In the event that one or more of these financial institutions fail, there is no guarantee that we could recover the deposited funds in excess of federal deposit insurance. Under these circumstances, our losses could have a material adverse effect on our results of operations or financial condition.

Risks Related to Our Capital Structure and Ownership of Our Class A Common Stock

Future resales of common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Certain of our equityholders were in the past subject to lock-up restrictions that have expired. As a result, such equityholders are not restricted from selling shares of our Class A common stock held by them, other than by applicable securities laws. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our securities. As restrictions on resale end, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of our Class A common stock, and the market price of our Class A common stock could decline if the holders of currently restricted shares or other stockholders sell their shares or are perceived by the market as intending to sell them.

The provisions of our certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our fourth restated certificate of incorporation (the "certificate of incorporation") provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees to us or our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL") or our bylaws or certificate of incorporation (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Notwithstanding the foregoing, our certificate of incorporation provides that the foregoing exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware law and our certificate of incorporation and bylaws contain certain provisions, including anti-takeover provisions, which limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation and bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, and therefore depress the trading price. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the incumbent members of our board of directors or taking other corporate actions, including effecting changes in our management. Certain of these provisions became effective during the year ended December 31, 2025, following the Sunset Date (as defined in our certificate of incorporation). Among other things, our certificate of incorporation and bylaws include provisions that:

- provide for a classified board of directors with staggered, three-year terms;
- permit our board of directors to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- require that any action of our stockholders be affected only at a meeting of stockholders and not by written consent;
- provide that a director may be removed from office only for cause;
- provide that vacancies on our board of directors can be filled only by the vote of directors then in office;
- prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- limit the liability of, and provide for the indemnification of, our directors and officers;
- permit our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

- require a supermajority vote of stockholders to amend certain provisions of our certificate of incorporation and our bylaws;

- limit our ability to engage in business combinations with certain interested stockholders without certain approvals; and

- mandate advance notice procedures with which stockholders must comply in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

Our failure to meet the NYSE's continued listing standards could result in the suspension and delisting of our Class A common stock.

On April 10, 2025, we received written notice (the "NYSE Notification") from the NYSE that we are not in compliance with Section 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period and, at the same time, our last reported stockholders' equity were each less than $50 million. The NYSE Notification has no immediate impact on the listing of our Class A common stock.

On April 18, 2025, we notified the NYSE that we intend to submit a plan to cure the deficiency and to return to compliance with the NYSE continued listing standards. On May 27, 2025, we submitted to the NYSE a business plan advising the definitive action(s) we are taking or plan to take that would bring us into compliance with the NYSE continued listing standards within 18 months of receipt of the NYSE Notification (the "Cure Period").

On July 16, 2025, the NYSE accepted the business plan and, as a result, we will be subject to quarterly monitoring for compliance with the business plan. Our Class A common stock will continue to be listed and traded on the NYSE during the Cure Period, subject to our compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of our progress with respect to the business plan.

There can be no assurance that we will be able to maintain compliance with these or any other NYSE listing requirements during or after the 12-month follow-up period. Delisting from the NYSE could make trading our Class A common stock more difficult for investors, potentially leading to declines in our share price and liquidity. In addition, without a NYSE market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our Class A common stock, the sale or purchase of our common stock would likely be made more difficult and the trading volume and liquidity of our Class A common stock could decline. Delisting from the NYSE could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our Class A common stock for consideration or the value accorded by other parties. If our Class A common stock is delisted by the NYSE, our Class A common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our Class A common stock or obtain accurate quotations as to the market value of our Class A common stock. We cannot assure you that our Class A common stock, if delisted from the NYSE, would be eligible to be listed on another national securities exchange or quoted on an over-the counter quotation system.

General Risks Related to Offerpad

Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations, but our insurance may not cover all of the costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm our business.

Our management is required to evaluate the effectiveness of our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to evaluate and determine the effectiveness of our internal control over financial reporting.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is ineffective, we could fail to meet our reporting obligations or be required to restate our financial statements for prior periods.

In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal control, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our Class A common stock to decline. In addition, we could become subject to investigations by the applicable stock exchange, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in or acquire other companies, products or technologies. We may not realize benefits from any acquisition that we may make in the future. If we fail to integrate successfully such acquisitions, or the businesses and technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired business or technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness in connection with an acquisition would result in increased fixed obligations and could also include covenants or other restrictions that may impede our ability to manage our operations.

We are and will continue to be dependent on key personnel, and our failure to attract and retain other highly qualified personnel could harm our business.

Our success depends upon the continued service of our senior management team and successful transitions when management team members pursue other opportunities. In addition, our business depends on our ability to continue to attract, motivate and retain a large number of skilled employees across all of our product and service lines. Furthermore, much of our key technology and processes are custom-made for our business by our personnel. The loss of key personnel, including key members of management, as well as our engineering, product development, home operations, marketing, sales and support, finance and legal personnel could materially and adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees in a cost-effective manner, our business could be harmed.

We have in the past issued and may in the future issue additional shares of common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We have in the past and may in the future issue additional shares of common stock (including through our Open Market Sale Agreement^{SM}) or other equity securities of equal or senior rank in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under our incentive plan or employee stock purchase plan, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of common stock or other equity securities of equal or senior rank has in the past and could in the future have the following effects:

- your proportionate ownership interest in our company will decrease;
- the relative voting strength of each previously outstanding share of our common stock may be diminished; or
- the market price of our shares may decline.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

In the absence of a liquid public trading market:

- you may not be able to liquidate your investment in our securities;

- you may not be able to resell your securities at or above the price at which you acquired them;

- the market price of shares of our securities may experience significant price volatility; and

- there may be less efficiency in carrying out your purchase and sale orders.

Additionally, if our securities become delisted from the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The market price of our securities may be volatile.

The trading price of our securities has in the past and may in the future fluctuate substantially, and may be lower than the price at which you purchase such securities. This is especially true for companies like ours with a small public float. The trading price of our Class A common stock will depend on many factors, including those described in this "*Risk Factors*" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment.

Factors affecting the trading price of our securities may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to ours;

- changes in the market's expectations regarding our operating results;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- speculation in the press or investment community;

- actual or anticipated developments in our business, competitors' businesses or the competitive landscape generally;

- the operating results failing to meet the expectations of securities analysts or investors in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

- operating and stock price performance of other companies that investors deem comparable to ours;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of our Class A common stock available for public sale;

- any major change in our board of directors or management;

- sales of substantial amounts of our Class A common stock by our directors, officers or significant stockholders or the perception that such sales could occur;

- general economic and political conditions such as recessions, interest rate levels, global trade conditions, pandemics and acts of war or terrorism; and

- other risk factors listed under this "*Risk Factors,*" section.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and the NYSE have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future, and has in the past and could in the future cause us to fall out of compliance with NYSE listing rules.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies' securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a variety of factors, some of which are beyond our control, resulting in a decline in our stock price.

The increasing focus on, and differing points of view regarding, sustainability and social initiatives could result in litigation, increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing focus by investors, customers, activists, the media, governmental and nongovernmental organizations, and other stakeholders on a variety of environmental, social and other sustainability matters, including diversity and inclusion matters. We may experience pressure to make commitments or provide additional reporting relating to sustainability matters that affect us, including the design, implementation, and reporting of specific risk mitigation strategic initiatives, at the same time that we may receive pressure to reverse or decline to make commitments relating to those or other sustainability matters. If we are not effective in meeting the varied environmental, social and other sustainability expectations of regulators, investors or other stakeholders, or in addressing sustainability matters that affect our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. We may experience increased costs in order to execute our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

There has also been an increase in litigation alleging that corporate diversity, equity and inclusion programs may discriminate against certain groups. Relatedly, both advocates and opponents to certain environmental and social matters are increasingly resorting to a range of activism forms, including media campaigns, shareholder proposals, and litigation, to advance their perspectives. To the extent we are subject to such litigation, activism or pressure, we may be required to incur costs or our business or reputation may otherwise be adversely impacted.

In addition, emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new and varied laws and regulations, including new reporting requirements. Accordingly, we may experience increased costs related to compliance, and scrutiny of additional reporting. If we fail or are perceived to fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on established frameworks, such as the CIS Critical Security Controls ("CIS Controls"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the CIS Controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to, the following:

- risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;
- a security team composed primarily of members of management, including our Senior Vice President of Product Management and Senior Director of IT Operations, that is principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to maintain, assess, test or otherwise assist with aspects of our security controls;
- cybersecurity awareness training of our employees, including incident response personnel and senior management, which includes phishing and malware simulations;

- a cybersecurity incident response plan that includes relevant procedures for responding to cybersecurity incidents; and
- a third-party risk management process for key service providers, suppliers, and vendors based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, we cannot eliminate all risks from cybersecurity threats, or provide assurance that our operations, business strategy, results of operations, or financial condition will not be materially affected in the future by such risks or any future material cybersecurity incidents. For additional information about our cybersecurity related risks, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from our management-led Enterprise Risk Management Committee on our cybersecurity risks and mitigation initiatives. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full board of directors regarding its activities, including those related to cybersecurity. The full board of directors also periodically receives briefings from senior management on our cyber risk management program.

Our information technology management team includes our Senior Vice President of Product Management, who has extensive knowledge and skills gained from over 25 years of experience leading product and technology teams at multiple publicly traded companies, and our Senior Director of IT Operations, who has leadership experience across the full spectrum of information technology operations, cybersecurity, and enterprise infrastructure, including the design, implementation, and operation of security controls across enterprise environments, vulnerability management, and incident response coordination. Along with our externally managed security operations center, these individuals are responsible for assessing and managing our risks from cybersecurity threats. This team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties.

We lease our corporate headquarters in Tempe, Arizona, along with field office facilities in certain metropolitan markets in which we operate in the United States.

Item 3. Legal Proceedings.

From time to time, we may become involved in actions, claims, suits and other legal proceedings arising in the ordinary course of our business, including, without limitation, assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings arising in the ordinary course of our business, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, results of operations and cash flows.

The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us in a reporting period for amounts above management's expectations, our financial condition, results of operations or cash flows for that reporting period could be adversely impacted, perhaps materially.

Refer to *Note 15. Commitments and Contingencies* in the Notes to Consolidated Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K for information regarding pending litigation that falls outside the scope of ordinary and routine litigation incidental to our business.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "OPAD."

Our public warrants are traded on the OTC Markets Group Pink Market under the symbol "OPADW." Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders of Record

As of February 17, 2026, there were 73 registered holders of our Class A common stock, and three registered holders of our public warrants. Because many of our shares of Class A common stock and public warrants are held by banks, brokers and other financial institutions on behalf of shareholders, there are a greater number of shareholders represented by these registered holders.

Dividends

Our Class A common stock is entitled to dividends if and when any dividend is declared by our Board, subject to the rights of all classes of stock outstanding having priority rights to dividends. We have not paid any cash dividends on common stock to date. We may retain future earnings, if any, for the further development and expansion of our business and have no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board and will depend on, among other things, our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our Board may deem relevant.

Sales of Unregistered Equity Securities

Except as previously disclosed in our Current Report on Form 8-K filed with the SEC on July 28, 2025, no unregistered sales of our equity securities were made during the year ended December 31, 2025.

Purchase of Equity Securities

We did not repurchase shares of our Class A common stock during the three months ended December 31, 2025.

Stock Performance Graph

The following graph illustrates the total return from September 1, 2021 through December 31, 2025, for (i) our Class A common stock, (ii) the Russell 2000 Index, and (iii) the NASDAQ Real Estate and Other Financial Services Index. The graph assumes that $100 was invested on September 1, 2021 in each of our Class A common stock, the Russell 2000 Index, and the NASDAQ Real Estate and Other Financial Services Index, and that any dividends were reinvested. The comparisons reflected in the graph are not intended to forecast the future performance of our stock and may not be indicative of our future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information that Offerpad's (the "Company") management believes is relevant to an assessment and understanding of Offerpad's consolidated results of operations and financial condition. The discussion should be read together with the consolidated financial statements and accompanying notes included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. This section of this Form 10-K generally discusses 2025 items and the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. A discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in the 2024 Annual Report on Form 10-K, which was filed with the SEC on February 25, 2025, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements" in this Form 10-K. Offerpad's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" in Item 1A of this Form 10-K.

Overview

Our Business

We are a real estate solutions company focused on giving homeowners more control, flexibility, and choice when buying and selling a home. We combine proprietary technology with local real estate expertise to simplify the home sale process and reduce friction across the transaction lifecycle, helping customers move forward with speed, transparency, and confidence. We provide cash offers, brokerage services, access to additional cash buyers through marketplace-enabled capabilities, and renovation services that support both internal transactions and third-party partners. Founded in 2015, we have transacted on homes representing approximately $12.2 billion of aggregate revenue through December 31, 2025.

We are headquartered in Tempe, Arizona and operate in over 1,800 cities and towns in 26 metropolitan markets across 17 states as of December 31, 2025.

Current Economic Conditions and Health of the U.S. Residential Real Estate Industry

Our business and operating results are impacted by the general economic conditions and the health of the U.S. residential real estate industry, particularly the single-family home resale market. Our business model primarily depends on a high volume of residential real estate transactions throughout the markets in which we operate. This transaction volume affects substantially all of the ways that we generate revenue, including our ability to acquire new homes and generate associated fees, and our ability to sell homes that we own.

Housing affordability challenges and weakened consumer confidence persisted throughout the year ended December 31, 2025, negatively impacting consumer demand for residential real estate. The average thirty-year fixed mortgage rate was close to 6% at the end of 2025, and while mortgage rates generally trended downward during the year to a level not seen since late 2024, mortgage interest rates remain high, and we expect the elevated mortgage interest rate environment will continue to contribute to the ongoing housing affordability pressures. Additionally, the ongoing concerns associated with the macroeconomic and geopolitical environments, which have been heightened by the trade-related tensions resulting from widespread tariffs implemented and proposed by the U.S. and other governments, have also had an adverse impact on the residential real estate market conditions in recent periods. The cumulative impact of these conditions continues to cause uncertainty in the market and challenge consumer confidence, resulting in lower than normal real estate transaction volumes.

Our operating results during 2025 reflect these prevailing market conditions that have been challenging the residential real estate market for an extended period of time. As a result of these market dynamics, we maintained our focus on selling through our aged real estate inventory during 2025, which had a negative impact on our average real estate inventory holding period and gross profit margin during the year. This activity, combined with our ongoing intentional reduction in home acquisition pace as part of our effort to balance our real estate inventory levels to potentially optimize our return in the future, has resulted in a fewer number of homes in real estate inventory, which is also reflected in our operating results. Although our operating results were unfavorably impacted by these conditions and related strategies during 2025, our focus on cost reduction and operational efficiencies throughout the business continues to be reflected in our lower cost structure, as we achieved year-over-year improvement in our net loss for the third consecutive year.

Given the current market conditions, we remain focused on growing our other real estate service solution offerings, and within our Cash Offer solution, proactively optimizing our capital allocation across our highest performing and most efficient markets and using pricing adjustments and other incentives in an effort to drive consumer demand. These pricing adjustments have had a negative impact on our operating results over the past few years. Further, there continues to be an increased level of uncertainty regarding the near-term macroeconomic conditions, including the direction of mortgage interest rates. While the Federal Reserve Board lowered its benchmark interest rate on multiple occasions during 2025, and may lower rates further in future periods, it remains difficult to predict the near-term direction of consumer demand for residential real estate due to the many different factors that impact such demand. We anticipate that ongoing economic uncertainties and affordability pressures will continue to impact consumer demand for residential real estate during the first quarter of 2026. As a result of these market dynamics, we may be required to use similar pricing adjustments and incentives in the future, along with continuing to reduce our real estate inventory acquisition pace compared to our historical levels.

Capital Raising Activities

During 2025 and in January 2026, we executed the following transactions to strengthen our balance sheet and support key growth initiatives:

- *July 2025 Class A Common Stock and Warrant Offering* – During July 2025, we issued and sold 2,857,143 shares (the "2025 Shares") of our Class A common stock and warrants to purchase up to 1,428,571 shares ("2025 Warrants") of our Class A common stock for aggregate gross proceeds of $6.0 million, before deducting placement agent fees and other offering expenses. The 2025 Shares and 2025 Warrants were offered and sold on a combined basis for consideration equating to $2.10 for one share and half of one warrant. The 2025 Warrants have an exercise price of $2.30 per share and became exercisable on January 26, 2026 and will expire on January 26, 2030.

  The 2025 Warrants contain standard adjustments to the exercise price, including for stock splits, stock dividends, rights offerings and pro rata distributions. The 2025 Warrants also include certain rights upon the occurrence of a "fundamental transaction" (as described in the 2025 Warrants), along with cashless exercise rights to the extent there is not an effective registration statement registering the resale of the shares of Class A common stock underlying the 2025 Warrants.

- *Revolving Credit Facility* – In July 2025, we entered into a three-year, $15.0 million revolving credit facility with a lender to support our continued growth and long-term strategic initiatives. Borrowings under the revolving credit facility accrue interest at 8.50% per annum.

- *Sale Agreement* – During August 2025, we entered into an Open Market Sale Agreement^{SM} (the "Sale Agreement") with Jefferies LLC, under which we may offer and sell up to $100,000,000 of our Class A common stock from time to time in any manner deemed to be an "at the market" offering. We have no obligation to sell any shares under the Sale Agreement, but we may do so from time to time.

  During the year ended December 31, 2025, we sold 6,574,495 shares of our Class A common stock under the Sale Agreement for aggregate gross proceeds of $30.3 million, before commissions and other offering costs of $1.3 million. As of December 31, 2025, we had $69.7 million of remaining availability under the Sale Agreement.

- *January 2026 Registered Direct Offering* – In January 2026, we entered into a securities purchase agreement with the purchasers named therein, providing for the issuance and sale by us of an aggregate of 10,000,000 shares (the "2026 Shares") of our Class A common stock. The 2026 Shares were sold for a purchase price of $1.80 per share, for gross proceeds of $18.0 million, before deducting placement agent fees and other offering expenses.

New York Stock Exchange Listing Notice

On April 10, 2025, we received written notice (the "NYSE Notification") from the NYSE that we were not in compliance with Section 802.01B of the NYSE Listed Company Manual because our average global market capitalization over a consecutive 30 trading-day period and, at the same time, our last reported stockholders' equity were each less than $50 million. The NYSE Notification has no immediate impact on the listing of our Class A common stock.

On July 16, 2025, the NYSE accepted our business plan advising the definitive action(s) we are taking or plan to take that would bring us into compliance with the NYSE continued listing standards within 18 months of receipt of the NYSE Notification (the "Cure Period").

As a result, we are subject to quarterly monitoring for compliance with the business plan. Our Class A common stock will continue to be listed and traded on the NYSE during the Cure Period, subject to our compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of our progress with respect to the business plan.

Factors Affecting Our Performance

We believe our performance and future success depend on a variety of factors that present significant opportunities for our business but also present risks and challenges that could adversely impact our growth and profitability, including those discussed in Part I, Item 1A. "Risk Factors" of this Form 10-K.

Market Penetration in Existing Markets

The U.S. residential real estate market is substantial, with 4.4 million homes sold for a total transaction value of roughly $1.8 trillion during 2025, and is highly fragmented with a significant number of licensed real estate agents and real estate brokerages. In 2025, the total residential real estate transactions in our 26 active metropolitan markets covered roughly 22% of the 4.4 million homes sold during the year, and we estimate that we captured roughly 0.2% of such transactions. Given this high degree of fragmentation, we believe that giving homeowners more control, flexibility, and choice when buying and selling a home through our real estate service solutions could lead to continued market share growth and accelerated adoption of the digital model. We have demonstrated higher market share in certain markets over time, providing the backdrop to grow our overall market penetration as we focus on the expansion of our various real estate service solutions in existing markets. Additionally, we anticipate our market share will increase over time as we invest in additional brand marketing, strengthen our local partnerships and continue improving customer awareness of our offerings.

Expansion into New Markets

Since our launch in 2015, we have expanded our real estate operations into 26 metropolitan markets as of December 31, 2025. We have been strategic in our approach to growing our market footprint and have focused on geographic diversification across high population growth cities with affordable median sales prices and increasing employment characteristics. Given this current coverage, we believe there is significant opportunity to both increase market penetration in our existing markets and to grow our business through new market expansion over the long-term. Also, because of our strategic approach in offering four complementary solutions that serve sellers and partners across multiple transaction paths, we believe a significant portion of the total addressable market is serviceable with our business model. As we expand our reach through our various service offerings, we expect to continue to serve customers in markets beyond our direct service area. Further, this strategic approach has historically enabled us to enter into new markets to offer certain of our service offerings, without offering all of our buying and selling services in such markets. In connection with this approach, we are currently offering renovation services in select markets in which we operate.

Although we have expanded into new markets over the past few years, we have decelerated our market expansion plans in more recent years given the uncertain economic outlook and challenging residential real estate market conditions. We intend to continue evaluating expansion plans on an ongoing basis in order to maintain our flexibility in assessing the overall timing of our expansion plan and appropriate market entry points in the future.

Renovate

Our renovation process has been a key component of our business model since our inception, built to improve home quality and resale outcomes. Over time, we have expanded this core capability into a data-driven platform that extends beyond owned homes into third-party renovation services. As we have developed and expanded our Renovate offering in recent years, our renovation volumes have increased and these services have become an increasingly larger component of our business and operating results, a trend we expect to continue in the future as we maintain our focus on driving additional volume from such services.

Through our Renovate services, we are able to leverage our existing logistics, operations, technology and skill-sets to provide renovation services to other businesses, allowing other companies and homeowners to utilize our renovations team to update their portfolio of homes for rent or to sell. When providing these third-party renovation services, we receive a renovation project fee, and are also typically compensated with a service fee that is based on a percentage of the overall renovation project fee.

Cash Offer Marketplace

Our Cash Offer Marketplace, which includes Direct+ partners, provides third-party buyers with an opportunity to purchase homes from homeowners. In this solution, qualified cash offers are routed through a marketplace of third-party buyers, preserving speed and certainty for sellers. These transactions occur in several forms, including assigning the original purchase contract to the end buyer and collecting a fee at closing. We expect our Cash Offer Marketplace will help more homeowners sell their home and has the potential to expand our ability to reach more customers, allowing us to increase transaction flexibility and scale transaction volume across market cycles, while also providing customers with the benefit of receiving an optimized offer for their home.

Brokerage Services

Our Brokerage Services solution provides sellers with different agent-led pathways to sell their home, including HomePro, which pairs experienced local agents with our platform, data and customer flow for guided, in-person solutions, and Agent Partnership Program, which provides an opportunity for third-party agents to present our cash offer as a potential solution for their customers. Our Brokerage Services are designed to enable customers to utilize our services in a way that best suits their home-selling situation and increase in-home seller engagement, while also serving as a valuable resource for real estate agents.

Ancillary products and services

Over the long term, we aim to deliver other additional products and services tied to the core real estate transaction in a smooth, efficient, digital-driven platform, focused on transparency and ease of use. Although further developing these products and services will require significant investment, growing our current offerings and offering additional ancillary products and services, potentially including energy efficiency solutions, smart home technology, insurance, and home warranty services, we believe will strengthen our unit economics and allow us to better optimize pricing. Generally, the revenue and margin profiles of our ancillary products and services are different from our Cash Offer service, which accounts for the substantial majority of our revenue, with most ancillary products and services having a smaller average revenue per transaction than our cash offering service, but a higher margin.

While we have offered a variety of ancillary products and services over time, our title and escrow services represent the most notable ancillary service that we currently provide. We have a national relationship with a leading title and escrow company, through which we are able to leverage our size and scale to provide exceptional title and escrow closing services with a favorable economic impact principally in our Cash Offer service.

Unit Economics

We view Contribution Margin and Contribution Margin after Interest (see "—Non-GAAP Financial Measures") as key performance indicators for unit economic performance, which are currently primarily driven by our Cash Offer transactions. Future financial performance improvements are expected to be driven by expanding unit level margins through initiatives such as:

- Continued optimization of acquisition, renovation, and resale processes and strategies, including our underwriting processes, as we increase our market penetration in existing markets;

- Effectively increasing and expanding our Cash Offer solution, optimizing customer and agent community engagement and increasing conversion of requests for home purchases; and

- Introducing and scaling additional ancillary products and services to complement our core Cash Offer solution, over the long term.

Operating Leverage

We utilize our technology and product teams to design systems and workflows to make our operations teams more efficient and able to support and scale with the business. Many positions are considered volume based, and as our business grows over the longer term, we plan to focus on developing more automation tools to gain additional leverage. Additionally, in periods when our business is growing, we expect to be able to gain operating leverage on portions of our cost structure that are more fixed in nature as opposed to purely variable. These types of costs include general and administrative expenses and certain marketing and information technology expenses, which generally grow at a slower pace than proportional to revenue growth.

Real Estate Inventory Financing

Our business model requires significant capital to purchase real estate inventory. Real estate inventory financing is a key enabler to our growth and we rely on our non-recourse asset-backed financing facilities, which primarily consist of senior and mezzanine secured credit facilities to finance our home purchases. Though we may from time to time reduce our available capacity under such credit facilities to align with our required usage, the loss of adequate access to these types of facilities, or the inability to maintain these types of facilities on favorable terms, would impair our performance. See *"—Liquidity and Capital Resources—Financing Activities."*

Seasonality

The residential real estate market is seasonal and varies from market to market. Typically, the greatest number of transactions occur in the spring and summer, with fewer transactions occurring in the fall and winter. Our financial results, including revenue, margins, real estate inventory, and financing costs, have historically had seasonal characteristics generally consistent with the residential real estate market, a trend we expect to continue in the future, subject to the market conditions discussed above.

Risk Management

A significant portion of our business model is based upon acquiring homes at a price which will allow us to provide a competitive offer to the consumer, while being able to add value through the renovation process, and relisting the home so that it sells at a profit and in a relatively short period of time. Since our inception, we have invested significant resources into our underwriting and asset management systems, and expect to continue doing so in the future. Our real estate operations team, including our pricing team, together with our software engineering and data science teams are responsible for underwriting accuracy, portfolio health, and workflow optimization. Our underwriting tools are constantly updated to adjust to the latest market conditions, leveraging inputs from our internal data systems, as well as third-party and other proprietary data sources.

This process allows us to assess and adjust to changes in the local housing market conditions based on our technology, analysis and local real estate experience, in order to better manage and mitigate our risk exposure. Further, our listed homes are typically in market-ready and move-in ready condition following the repairs and renovations we conduct.

Historically, resale housing pricing has moved gradually through cycles; therefore, shorter real estate inventory holding periods limit pricing exposure and typically reduce holding costs. Due to the uncertainty in the residential real estate market and the broader challenging economic conditions during 2025, we continued our intentional reduction in home acquisition pace and focus on selling through our aged real estate inventory throughout the year. By doing so, our overall real estate inventory mix shifted during the year and generally included a lower composition of newly acquired homes. This resulted in our average holding period of homes sold during 2025 being higher than our historical norms, finishing at approximately 175 days during the fourth quarter of 2025.

Given our focus on effectively managing and mitigating our risk exposure, we intend to continue balancing our home acquisition pace and managing our real estate inventory levels in response to the prevailing residential real estate market conditions. Based on the current market conditions, combined with the impact of the normal seasonal increase that occurs in the fall and winter months, we anticipate our average real estate inventory holding period will remain higher than our historical norms during the first quarter of 2026.

Non-GAAP Financial Measures

In addition to our results of operations below, we report certain financial measures that are not required by, or presented in accordance with, U.S. generally accepted accounting principles ("GAAP"). These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries.

Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest (and related margins)

To provide investors with additional information regarding our margins, we have included Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest (and related margins), which are non-GAAP financial measures. We believe that Adjusted Gross Profit, Contribution Profit, and Contribution Profit After Interest are useful financial measures for investors as they are used by management in evaluating unit level economics and operating performance across our markets. Each of these measures is intended to present the economics related to homes sold during a given period. We do so by including revenue generated from homes sold (and ancillary services) in the period and only the expenses that are directly attributable to such home sales, even if such expenses were recognized in prior periods, and excluding expenses related to homes that remain in real estate inventory as of the end of the period presented. Contribution Profit provides investors a measure to assess Offerpad's ability to generate returns on homes sold during a reporting period after considering home acquisition costs, renovation and repair costs, and adjusting for holding costs and selling costs. Contribution Profit After Interest further impacts gross profit by including interest costs (including senior and mezzanine secured credit facilities and other senior secured debt) attributable to homes sold during a reporting period. We believe these measures facilitate meaningful period over period comparisons and illustrate our ability to generate returns on assets sold after considering the costs directly related to the assets sold in a presented period.

Adjusted Gross Profit, Contribution Profit and Contribution Profit After Interest (and related margins) are supplemental measures of our operating performance and have limitations as analytical tools. For example, these measures include costs that were recorded in prior periods under GAAP and exclude, in connection with homes held in real estate inventory at the end of the period, costs required to be recorded under GAAP in the same period.

Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We include a reconciliation of these measures to the most directly comparable GAAP financial measure, which is gross profit.

Adjusted Gross Profit / Margin

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for (1) net real estate inventory valuation adjustment plus (2) interest expense associated with homes sold in the presented period and recorded in cost of revenue. Net real estate inventory valuation adjustment is calculated by adding back the real estate inventory valuation adjustment charges recorded during the period on homes that remain in real estate inventory at period end and subtracting the real estate inventory valuation adjustment charges recorded in prior periods on homes sold in the current period. We define Adjusted Gross Margin as Adjusted Gross Profit as a percentage of revenue.

We view this metric as an important measure of business performance, as it captures gross margin performance isolated to homes sold in a given period and provides comparability across reporting periods. Adjusted Gross Profit helps management assess performance across the key phases of processing a home (acquisitions, renovations, and resale) for a specific resale cohort.

Contribution Profit / Margin

We calculate Contribution Profit as Adjusted Gross Profit, minus (1) direct selling costs incurred on homes sold during the presented period, minus (2) holding costs incurred in the current period on homes sold during the period recorded in sales, marketing, and operating, minus (3) holding costs incurred in prior periods on homes sold in the current period recorded in sales, marketing, and operating, plus (4) other income, net which is primarily composed of interest income earned on our cash and cash equivalents. The composition of our holding costs is described in the footnotes to the reconciliation table below. We define Contribution Margin as Contribution Profit as a percentage of revenue.

We view this metric as an important measure of business performance as it captures the unit level performance isolated to homes sold in a given period and provides comparability across reporting periods. Contribution Profit helps management assess inflows and outflow directly associated with a specific resale cohort.

Contribution Profit / Margin After Interest

We define Contribution Profit After Interest as Contribution Profit, minus (1) interest expense associated with homes sold in the presented period and recorded in cost of revenue, minus (2) interest expense associated with homes sold in the presented period, recorded in costs of sales, and previously excluded from Adjusted Gross Profit, and minus (3) interest expense under our senior and mezzanine secured credit facilities and other senior secured debt incurred on homes sold during the period. This includes interest expense recorded in prior periods in which the sale occurred. Our senior and mezzanine secured credit facilities and other senior secured debt are secured by our homes in real estate inventory and drawdowns are made on a per-home basis at the time of purchase and are required to be repaid at the time the homes are sold. See *"—Liquidity and Capital Resources—Financing Activities."* We define Contribution Margin After Interest as Contribution Profit After Interest as a percentage of revenue.

We view this metric as an important measure of business performance. Contribution Profit After Interest helps management assess Contribution Margin performance, per above, when fully burdened with costs of financing.

The following table presents a reconciliation of our Adjusted Gross Profit, Contribution Profit (Loss) and Contribution Profit (Loss) After Interest to our Gross Profit, which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,			
(in thousands, except percentages and homes sold, unaudited)	**2025**		**2024**	
Gross profit (GAAP)	$	**42,043**	$	**72,195**
Gross margin		*7.4%*		*7.9%*
Homes sold		*1,591*		*2,707*
Gross profit per home sold	*$*	**26.4**	*$*	**26.7**
Adjustments:				
Real estate inventory valuation adjustment - current period (1)		1,418		2,953
Real estate inventory valuation adjustment - prior period (2)		(2,744)		(793)
Interest expense capitalized (3)		4,515		5,771
Adjusted gross profit	$	**45,232**	$	**80,126**
Adjusted gross margin		*8.0%*		*8.7%*
Adjustments:				
Direct selling costs (4)		(14,830)		(24,208)
Holding costs on sales - current period (5)(6)		(2,742)		(3,955)
Holding costs on sales - prior period (5)(7)		(1,039)		(581)
Other income, net (8)		979		2,357
Contribution profit	$	**27,600**	$	**53,739**
Contribution margin		*4.9%*		*5.8%*
Homes sold		*1,591*		*2,707*
Contribution profit per home sold	*$*	**17.3**	*$*	**19.9**
Adjustments:				
Interest expense capitalized (3)		(4,515)		(5,771)
Interest expense on homes sold - current period (9)		(8,927)		(13,869)
Interest expense on homes sold - prior period (10)		(4,352)		(2,976)
Contribution profit after interest	$	**9,806**	$	**31,123**
Contribution margin after interest		*1.7%*		*3.4%*
Homes sold		*1,591*		*2,707*
Contribution profit after interest per home sold	*$*	**6.2**	*$*	**11.5**

(1) Real estate inventory valuation adjustment – current period is the real estate inventory valuation adjustments recorded during the period presented associated with homes that remain in real estate inventory at period end.

(2) Real estate inventory valuation adjustment – prior period is the real estate inventory valuation adjustments recorded in prior periods associated with homes that sold in the period presented.

(3) Interest expense capitalized represents all interest related costs under our senior and mezzanine secured credit facilities and other senior secured debt, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.

(4) Direct selling costs represents selling costs incurred related to homes sold in the period presented. This primarily includes broker commissions and title and escrow closing fees.

(5) Holding costs primarily include insurance, utilities, homeowners association dues, property taxes, cleaning, and maintenance costs.

(6) Represents holding costs incurred on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.

(7) Represents holding costs incurred in prior periods on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.

(8) Other income, net principally represents interest income earned on our cash and cash equivalents.

(9) Represents interest expense under our senior and mezzanine secured credit facilities and other senior secured debt incurred on homes sold in the period presented and expensed to interest expense on the Consolidated Statements of Operations.

(10) Represents interest expense under our senior and mezzanine secured credit facilities and other senior secured debt incurred in prior periods on homes sold in the period presented and expensed to interest expense on the Consolidated Statements of Operations.

Adjusted Net Income (Loss) and Adjusted EBITDA

We also present Adjusted Net Income (Loss) and Adjusted EBITDA, which are non-GAAP financial measures, which our management team uses to assess our underlying financial performance. We believe these measures provide insight into period over period performance, adjusted for non-recurring or non-cash items.

We calculate Adjusted Net Income (Loss) as GAAP Net Income (Loss) adjusted for the change in fair value of warrant liabilities. We define Adjusted Net Income (Loss) Margin as Adjusted Net Income (Loss) as a percentage of revenue.

We calculate Adjusted EBITDA as Adjusted Net Income (Loss) adjusted for interest expense, amortization of capitalized interest, taxes, depreciation and amortization and stock-based compensation expense. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of revenue.

Adjusted Net Income (Loss) and Adjusted EBITDA are supplemental to our operating performance measures calculated in accordance with GAAP and have important limitations. For example, Adjusted Net Income (Loss) and Adjusted EBITDA exclude the impact of certain costs required to be recorded under GAAP and could differ substantially from similarly titled measures presented by other companies in our industry or companies in other industries. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of our Adjusted Net Income (Loss) and Adjusted EBITDA to our GAAP Net Income (Loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Year Ended December 31,			
(in thousands, except percentages, unaudited)	**2025**		**2024**	
Net loss (GAAP)	$	**(46,384)**	$	**(62,159)**
Change in fair value of warrant liabilities		130		(240)
Adjusted net loss	$	**(46,254)**	$	**(62,399)**
Adjusted net loss margin		(8.1)%		(6.8)%
Adjustments:				
Interest expense		13,403		18,684
Amortization of capitalized interest (1)		4,515		5,771
Income tax expense		441		31
Depreciation and amortization		979		611
Amortization of stock-based compensation		2,828		8,080
Adjusted EBITDA	$	**(24,088)**	$	**(29,222)**
Adjusted EBITDA margin		(4.2)%		(3.2)%

(1) Amortization of capitalized interest represents all interest related costs under our senior and mezzanine secured credit facilities and other senior secured debt, incurred on homes sold in the period presented that were capitalized and expensed in cost of sales at the time of sale.

Components of Our Results of Operations

Revenue

We generate revenue primarily from the sale of homes on the open market. Home sales revenue is recognized at the time of the transaction closing when title to and possession of the property are transferred to the buyer. The amount of revenue recognized for each home sale is equal to the sale price of the home net of resale concessions and credits to the buyer.

Cost of Revenue

Cost of revenue primarily consists of the initial home purchase costs, renovation costs, holding costs and interest incurred during the renovation period, prior to the listing date and real estate inventory valuation adjustments, if any. These costs are accumulated in real estate inventory up until the home is ready for resale, and then charged to cost of revenue under the specific identification method when the property is sold.

Operating Expenses

Sales, Marketing and Operating

Sales, marketing and operating expenses primarily consist of real estate agent commissions, advertising, and holding costs on homes incurred during the period that homes are listed for sale, which includes utilities, taxes, maintenance, and other costs. Sales, marketing and operating expense also includes headcount expenses in support of sales, marketing, and real estate inventory operations such as salaries, benefits, and stock-based compensation. Sales, marketing and operating expenses are charged to operations as incurred.

General and Administrative

General and administrative expenses primarily consist of headcount expenses, including salaries, benefits and stock-based compensation for our executive, finance, human resources, legal and administrative personnel. General and administrative expense also includes third-party professional service fees, insurance, and rent expense.

Technology and Development

Technology and development expenses primarily consist of headcount expenses, including salaries, benefits and stock-based compensation expense for employees and contractors engaged in the design, development, and testing of website applications, mobile applications, and software development. Technology and development expenses are charged to operations as incurred.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of the gains or losses recorded as a result of the re-measurement of the warrant liabilities to fair value at each reporting period.

Interest Expense

Interest expense primarily consists of interest on borrowings, including amortization of debt issuance costs related to our senior secured credit facilities, mezzanine secured credit facilities, and other debt. Borrowings under the senior and mezzanine secured credit facilities, and other debt accrue interest at a rate based on a Secured Overnight Financing Rate ("SOFR") reference rate plus a margin. Interest expense also includes interest on the revolving credit facility, which accrues at a fixed rate, and amortization of the associated debt issuance costs.

Other Income, Net

Other income, net primarily consists of interest income earned on our cash and cash equivalents and gains or losses from the disposal of property and equipment.

Income Tax Expense

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the new rate is enacted.

We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, we recorded a full valuation allowance against the net deferred tax assets as of December 31, 2025 and 2024.

The amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce our provision for income taxes.

As a result of our registered direct offering in January 2026, we experienced a cumulative ownership change as of January 13, 2026. Refer to *Note 13. Income Taxes* in Item 8, *Financial Statements and Supplementary Data* for further details. Consequently, our NOLs generated through January 13, 2026 are subject to annual limitations. As a result of this ownership change, if we earn taxable income in the future, such annual limitations could result in increased future tax liability to us and our future cash flows could be adversely affected.

Results of Operations

The following details our consolidated results of operations and includes a discussion of our operating results and significant items explaining the material changes in our operating results during the year ended December 31, 2025 compared to year ended December 31, 2024:

(in thousands, except percentages)	Year Ended December 31, 2025	2024	$ Change	% Change
Revenue:				
Cash Offer	$ 534,823	$ 894,730	$ (359,907)	(40.2)%
Renovate	27,107	18,127	8,980	49.5%
Other	5,882	5,962	(80)	(1.3)%
Total revenue	567,812	918,819	(351,007)	(38.2)%
Cost of revenue:				
Cash Offer	503,535	830,607	(327,072)	(39.4)%
Renovate	21,614	14,218	7,396	52.0%
Other	620	1,799	(1,179)	(65.5)%
Total cost of revenue	525,769	846,624	(320,855)	(37.9)%
Gross profit:				
Cash Offer	31,288	64,123	(32,835)	(51.2)%
Renovate	5,493	3,909	1,584	40.5%
Other	5,262	4,163	1,099	26.4%
Total gross profit	42,043	72,195	(30,152)	(41.8)%
Operating expenses:				
Sales, marketing and operating	45,835	73,091	(27,256)	(37.3)%
General and administrative	26,192	40,621	(14,429)	(35.5)%
Technology and development	3,405	4,524	(1,119)	(24.7)%
Total operating expenses	75,432	118,236	(42,804)	(36.2)%
Loss from operations	(33,389)	(46,041)	12,652	(27.5)%
Other income (expense):				
Change in fair value of warrant liabilities	(130)	240	(370)	(154.2)%
Interest expense	(13,403)	(18,684)	5,281	(28.3)%
Other income, net	979	2,357	(1,378)	(58.5)%
Total other expense	(12,554)	(16,087)	3,533	(22.0)%
Loss before income taxes	(45,943)	(62,128)	16,185	(26.1)%
Income tax expense	(441)	(31)	(410)	*
Net loss	$ (46,384)	$ (62,159)	$ 15,775	(25.4)%

* Not meaningful

Revenue

Our consolidated revenue decreased by $351.0 million, or 38.2%, to $567.8 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Cash Offer revenue decreased by $359.9 million, or 40.2%, to $534.8 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily attributable to lower sales volumes. We sold 1,591 homes during the year ended December 31, 2025 compared to 2,707 homes during the year ended December 31, 2024, representing a decrease of 41.2%. This decrease in homes sold was primarily due to our ongoing intentional reduction in home acquisition pace during the year ended December 31, 2025 in response to the challenging residential real estate market conditions, resulting in a fewer number of homes in real estate inventory. This intentional reduction has allowed us to balance our real estate inventory levels to potentially optimize our returns in the future as housing affordability challenges and weakened consumer confidence have persisted for an extended period of time, negatively impacting consumer demand for residential real estate.

This decrease in homes sold was partially offset by a slight increase in the average resale home price from $335,000 in the year ended December 31, 2024 to $343,000 in the year ended December 31, 2025. The increase was primarily due to a shift in the mix of homes sold in the respective periods, with a greater percentage of homes sold in geographic markets that tend to share relatively higher median price points during the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Renovate revenue increased by $9.0 million, or 49.5%, to $27.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily attributable to higher renovation volumes. We completed 1,471

renovation projects during the year ended December 31, 2025 compared to 1,096 renovation projects during the year ended December 31, 2024, representing an increase of 34.2%. The increase in revenue was also due to an increase in the average renovation transaction value from $16,500 per home during the year ended December 31, 2024 to $18,400 per home during the year ended December 31, 2025.

Other revenue includes revenue generated by our Cash Offer Marketplace and Brokerage Services solutions and was essentially flat for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Cost of Revenue

Our consolidated cost of revenue decreased by $320.9 million, or 37.9%, to $525.8 million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Cash Offer cost of revenue decreased by $327.1 million, or 39.4%, to $503.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease was primarily attributable to lower sales volumes and a lower home acquisition price, which was partially offset by an increase in the real estate inventory valuation adjustment from $4.5 million during the year ended December 31, 2024 to $5.3 million during the year ended December 31, 2025.

Renovate cost of revenue increased by $7.4 million, or 52.0%, to $21.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This increase was primarily attributable to higher renovation volumes and a higher average renovation transaction cost per home from $13,000 per home during the year ended December 31, 2024 to $14,700 per home during the year ended December 31, 2025.

Other cost of revenue decreased by $1.2 million or 65.5%. This decrease was primarily driven by lower volumes associated with our historical listing service offering as we transitioned our focus to our partner network that generates higher margins profiles.

Gross Profit

Our consolidated gross profit margin was 7.4% for the year ended December 31, 2025 compared to 7.9% for the year ended December 31, 2024.

Cash Offer gross profit margin was 5.9% for the year ended December 31, 2025 compared to 7.2% for the year ended December 31, 2024. The decrease in gross profit margin was primarily due to a higher average real estate inventory holding period, our increased use of pricing adjustments and other incentives in recent periods as we maintained our focus on selling our aged real estate inventory, and an increase in the real estate inventory valuation adjustment.

Renovate gross profit margin was 20.3% for the year ended December 31, 2025 compared to 21.6% for the year ended December 31, 2024. The slight decrease in gross profit margin was primarily due to a shift in the mix of our renovation projects.

Other gross profit margin was 89.5% for the year ended December 31, 2025 compared to 69.8% for the year ended December 31, 2024. This increase in gross profit margin was primarily due to a shift in the product mix of the solution offerings included in Other. Our Cash Offer Marketplace offering, which includes Direct+ partners, generally has one of the higher margin profiles of the offerings included within Other, and represented a larger component of Other gross profit during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Sales, Marketing and Operating

Sales, marketing and operating expense decreased by $27.3 million, or 37.3%, to $45.8 million, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in expense was primarily attributable to a lower average employee headcount, a decrease in variable costs associated with the decrease in homes sold, and a $4.9 million decrease in advertising expense as we repositioned and optimized our marketing efforts in response to the ongoing challenging residential real estate market conditions.

General and Administrative

General and administrative expense decreased by $14.4 million, or 35.5%, to $26.2 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in expense was primarily attributable to decreased average employee headcount, a decrease in lender fees in connection with reduced borrowings on our credit facilities, lower insurance costs and decreased fees associated with legal and other professional obligations.

Technology and Development

Technology and development expense decreased by $1.1 million, or 24.7%, to $3.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in expense was primarily attributable to decreased average employee headcount and lower third-party consulting fees.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities for the years ended December 31, 2025 and 2024 represents a loss of $0.1 million and a gain of $0.2 million, respectively, as a result of the fair value adjustment of our warrant liabilities.

Interest Expense

Interest expense decreased by $5.3 million, or 28.3%, to $13.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in expense was primarily attributable to an $83.0 million decrease in the average outstanding balance of our secured credit facilities and other debt, from $248.6 million during the year ended December 31, 2024 to $165.6 million during the year ended December 31, 2025. This decrease in expense was also due to a 0.7% decrease in the weighted average variable interest rates associated with our secured credit facilities and other debt. These decreases were partially offset by interest expense associated with our revolving credit facility which was entered into during July 2025.

Other Income, Net

Other income, net during the years ended December 31, 2025 and 2024, principally represents interest income earned on our cash and cash equivalents, along with losses from the disposal of property and equipment.

Income Tax Expense

We recorded income tax expense of $0.4 million and less than $0.1 million during the years ended December 31, 2025 and 2024, respectively, and our effective tax rate was an expense of (1.0)% and (0.1)% for the respective periods. Our effective tax rate for each of the years ended December 31, 2025 and December 31, 2024 differed from the federal statutory rate of 21% primarily due to the valuation allowance recorded on our deferred tax assets and state taxes. We record a full valuation allowance on our deferred tax assets, such that our income tax expense reflects only state taxes which are revenue or commerce based.

Liquidity and Capital Resources

Overview

Cash and cash equivalents balances consist of operating cash on deposit with financial institutions. Our principal sources of liquidity have historically consisted of cash generated from our operations and financing activities.

With the exception of the year ended December 31, 2021, during which we generated net income, we have incurred losses each year from inception, and may incur additional losses in the future. Since our launch in 2015, we have invested in the development and expansion of our operations. These investments include improvements in infrastructure and a continual improvement to our software and technology platform. We have also invested in sales and marketing as we have increased our market penetration in existing markets, and grown our business through new market expansion and the increased offering of other real estate service solutions.

While we remain focused on strategically strengthening our presence within existing markets through our other real estate service solutions, we expect our working capital requirements will continue to increase over the long term as we seek to expand our operations and implement our long-term strategic initiatives over time. In connection with these efforts and to strengthen our balance sheet, we executed the following transactions during 2025 and in January 2026:

- *July 2025 Class A Common Stock and Warrant Offering* – During July 2025, we issued and sold 2.9 million shares of our Class A common stock and warrants to purchase up to 1.4 million shares of our Class A common stock, generating gross proceeds of $6.0 million, before deducting placement agent fees and other offering expenses. For additional information, refer above to "*Overview–Capital Raising Activities–July 2025 Class A Common Stock and Warrant Offering.*"

- *Revolving Credit Facility* – In July 2025, we entered into a $15.0 million revolving credit facility. For additional information, ref*er above to "Overview–Capital Raising Activities–Revolving Credit Facility."*

- *Sale Agreement – During August 2025, we entered into the Sale Agreement under which we may offer and sell up to $100.0 million of our Class A common stock from time to time in any manner deemed to be an "at the market" offering. During the year ended December 31, 2025, we generated aggregate gross proceeds of $30.3 million under the Sale Agreement, before commissions and other offering costs of $1.3 million, and had $69.7 million of remaining availability as of December 31, 2025, under the Sale Agreement. For additional information, refer above to "Overview–Capital Raising Activities–Sale Agreement."*

- *January 2026 Registered Direct Offering – During January 2026, we issued and sold 10.0 million shares of our Class A common stock, generating gross proceeds of $18.0 million, before deducting placement agent fees and other offering expenses. For additional information, refer above to "Overview–Capital Raising Activities–January 2026 Registered Direct Offering."*

We are using, and intend to continue using, the net cash proceeds from these transactions for general corporate purposes, including working capital and capital expenditures.

As of December 31, 2025, we had cash and cash equivalents of $26.5 million. We believe this existing cash on hand, proceeds from the resale of homes, fees and commissions earned from our other real estate service solutions, and cash from future borrowings available under each of our existing credit facilities, or the entry into additional new debt financing arrangements or further issuances of equity securities, will be sufficient to meet our short-term working capital and capital expenditure requirements for at least the next twelve months. However, our ability to fund our working capital and capital expenditure requirements depends on the residential real estate market conditions in the markets in which we operate and in the U.S. in general, and various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions that may be beyond our control. The uncertain economic outlook and challenging residential real estate market conditions have impacted, and may continue to impact, our business negatively. Based on these and other current market conditions, as described above, we may continue to seek additional financing. Volatility in the credit markets, rising interest rates and softened consumer demand for residential real estate may have an adverse effect on our ability to obtain additional debt financing, on favorable terms or at all. If we are not able to obtain necessary capital to meet our business objectives, we may need to further stall, moderate or decelerate our expansion activities, which may include various restructuring alternatives and options, including more significant cost reductions, product and operational changes focused on reductions in working capital requirements, including pausing or reducing real estate inventory acquisitions, and other actions to enhance the preservation of cash. If we are able to raise additional funds through further issuances of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, or may require us to agree to unfavorable terms, and our existing stockholders may experience significant dilution.

Financing Activities

Our financing activities primarily include borrowings under our secured credit facilities and other debt, revolving credit facility and new issuances of equity. Historically, we have required access to external financing resources in order to fund growth, increase penetration in existing markets, expansion into new markets and other strategic initiatives, and we expect this to continue in the future over the long term. Our access to capital markets can be impacted by factors outside our control, including economic conditions.

Buying and selling high-valued assets, such as single-family residential homes, is very cash intensive and has a significant impact on our liquidity and capital resources. We use non-recourse secured credit facilities, consisting of both senior secured credit facilities and mezzanine secured credit facilities, to finance a significant portion of our real estate inventory and related home renovations. Our senior and mezzanine secured credit facilities, however, are not fully committed, meaning the applicable lender may not be obligated to advance new loan funds if they choose not to do so. Our ability to obtain and maintain access to these or similar kinds of credit facilities is significant for us to operate the business.

Given the general economic conditions and health of the U.S. residential real estate industry in recent periods, we have increased our focus on growing our other real estate service solutions, which require lower levels of capital investment as compared to our Cash Offer solution. Additionally, we have reduced our home acquisition pace compared to our historical levels as part of our effort to balance our real estate inventory levels to potentially optimize our return, resulting in a fewer number of homes in real estate inventory. Given that we anticipate lower cash requirements as a result of these strategic changes, we lowered the borrowing capacities available under our secured credit facilities at various points during 2025, to better align with our anticipated financing requirements. The amount of our reduction in borrowing availability also represents debt capacity under our secured credit facilities that we had not historically utilized or relied upon in full. This reduction in the borrowing capacities has also decreased the fees associated with our credit facilities, a trend we expect to persist in the future as the composition of our product mix shifts and our Renovate solution and the solution offerings included in Other continue to increase.

Senior Secured Credit Facilities

The following summarizes certain details related to our senior secured credit facilities (in thousands, except interest rates):

As of December 31, 2025	Borrowing Capacity			Outstanding Amount	Weighted-Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
	Committed	Uncommitted	Total				
Senior financial institution 1	$ 25,000	$ 175,000	$ 200,000	$ 19,173	7.07%	December 2025	June 2026
Senior financial institution 2	—	200,000	200,000	—	—	January 2026	July 2026
Senior financial institution 3	—	150,000	150,000	—	7.58%	January 2026	April 2026
Related party facility 1	25,539	24,461	50,000	—	9.32%	March 2025	February 2026
Related party facility 2	7,500	7,500	15,000	628	13.00%	October 2026	April 2027
Senior financial institution 4	—	50,000	50,000	3,537	10.13%	September 2026	March 2027
Senior financial institution 5	—	75,000	75,000	35,247	8.82%	August 2027	August 2027
Senior secured credit facilities	$ 58,039	$ 681,961	$ 740,000	$ 58,585			

As of December 31, 2025, we had multiple senior secured credit facilities, including two with a related party. Borrowings under the senior secured credit facilities accrue interest at a rate based on a SOFR reference rate, plus a margin which varies by facility. Each of our senior secured credit facilities also have interest rate floors. We may also pay fees on our senior secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity under the respective credit agreements.

Borrowings under our senior secured credit facilities are collateralized by the real estate inventory financed by the senior secured credit facility. The lenders have legal recourse only to the assets securing the debt and do not have general recourse against us with limited exceptions. We have, however, provided limited non-recourse carve-out guarantees under our senior and mezzanine secured credit facilities for certain of the SPEs' obligations. Each senior secured credit facility contains eligibility requirements that govern whether a property can be financed. When we resell a home, the proceeds are used to reduce the corresponding outstanding balance under the related senior and mezzanine secured credit facilities.

Mezzanine Secured Credit Facilities

In addition to the senior secured credit facilities, we use mezzanine secured credit facilities which are structurally and contractually subordinated to the related senior secured credit facilities. The following summarizes certain details related to our mezzanine secured credit facilities (in thousands, except interest rates):

As of December 31, 2025	Borrowing Capacity			Outstanding Amount	Weighted-Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
	Committed	Uncommitted	Total				
Related party facility 1	$ —	$ 35,000	$ 35,000	$ 2,006	13.00%	June 2026	December 2026
Mezzanine financial institution 1	—	45,000	45,000	—	—	January 2026	July 2026
Mezzanine financial institution 2	—	40,000	40,000	—	11.58%	January 2026	April 2026
Related party facility 2	6,811	15,189	22,000	—	13.00%	March 2025	February 2026
Mezzanine secured credit facilities	$ 6,811	$ 135,189	$ 142,000	$ 2,006			

As of December 31, 2025, we had multiple mezzanine secured credit facilities, including two with a related party. Borrowings under the mezzanine secured credit facilities accrue interest at a rate based on a SOFR reference rate, plus a margin which varies by facility. Each of our mezzanine secured credit facilities also have interest rate floors. We may also pay fees on our mezzanine secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity under the respective credit agreements.

Borrowings under our mezzanine secured credit facilities are collateralized by a second lien on the real estate inventory financed by the relevant credit facility. The lenders have legal recourse only to the assets securing the debt, and do not have general recourse against us with limited exceptions. When we resell a home, the proceeds are used to reduce the corresponding outstanding balance under the related senior and mezzanine secured credit facilities.

Covenants for Senior Secured Credit Facilities and Mezzanine Secured Credit Facilities

Our secured credit facilities include customary representations and warranties, covenants and events of default. Financed properties are subject to customary eligibility criteria and concentration limits. The terms of these facilities and related financing documents require the Company to comply with a number of customary financial and other covenants, such as maintaining certain levels of liquidity, tangible net worth or leverage (ratio of debt to tangible net worth).

As of December 31, 2025, we were in compliance with all covenants and no event of default had occurred. At various points during the year ended December 31, 2025, we obtained temporary waivers of certain covenants under certain of our related party credit facilities, which resulted in the associated revolving/withdrawal periods for such facilities expiring.

Senior Secured Debt - Other

We have a borrowing arrangement with a financial institution to support purchases of real estate inventory. Borrowings under this arrangement accrue interest at a rate based on a SOFR reference rate, plus a margin. As of December 31, 2025 and 2024, the weighted-average interest rate under our other senior secured debt was 8.92% and 9.24%, respectively.

Revolving Credit Facility

In July 2025, we entered into a three-year, $15.0 million revolving credit facility with a lender to support our continued growth and long-term strategic initiatives. Borrowings under the revolving credit facility accrue interest at 8.50% per annum and are secured by certain of our assets. As of December 31, 2025, we had $14.7 million in outstanding borrowings under the revolving credit facility, net of debt financing costs.

The revolving credit facility includes customary financial and other covenants, such as maintaining a minimum level of liquidity, and events of default. As of December 31, 2025, we were in compliance with all covenants and no event of default had occurred.

Cash Flows

The following summarizes our cash flows for the years ended December 31:

($ in thousands)	2025	2024
Net cash provided by operating activities	$ 66,810	$ 20,833
Net cash used in by investing activities	(1,060)	(5,326)
Net cash used in financing activities	(111,206)	(21,815)
Net change in cash, cash equivalents and restricted cash	$ (45,456)	$ (6,308)

Operating Activities

Net cash provided by operating activities was $66.8 million and $20.8 million for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, net cash provided by operating activities primarily resulted from a $109.4 million decrease in real estate inventory due to our continued focus on selling through our aged real estate inventory and our ongoing intentional reduction in home acquisition pace. Net cash provided by operating activities during the year ended December 31, 2025 was also impacted by the $46.4 million net loss during the period, which included a $5.3 million non-cash real estate inventory valuation adjustment and $2.8 million of non-cash stock-based compensation expense.

Net cash provided by operating activities during the year ended December 31, 2024 primarily resulted from a $57.9 million decrease in real estate inventory as a result of sales volumes increasing at a higher rate compared to home acquisitions. This was partially offset by a $62.2 million net loss during the period, which included $8.1 million of non-cash stock-based compensation expense and a $4.5 million non-cash real estate inventory valuation adjustment.

Investing Activities

Net cash used in investing activities was $1.1 million and $5.3 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in investing activities during each year principally represents purchases of property and equipment.

Financing Activities

Net cash used in financing activities was $111.2 million and $21.8 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in financing activities during the year ended December 31, 2025 primarily consisted of $576.2 million of repayments of secured credit facilities and other debt, which was partially offset by $416.6 million of borrowings from secured credit facilities and other debt. This net decrease in secured credit facility and other debt funding of $159.6 million was related to the decrease in financed real estate inventory during the period, along with reduced borrowing levels as a result of certain secured credit facility lenders advancing new loan funds at a lower rate during the year ended December 31, 2025. This was partially offset by $30.3 million of gross proceeds from the Sale Agreement, $15.0 million of borrowings on our revolving credit facility and $6.0 million of gross proceeds from our July 2025 Class A common stock and the 2025 Warrants offering.

During the year ended December 31, 2024, net cash used in financing activities primarily consisted of $829.5 million of repayments of secured credit facilities and other debt, which was partially offset by $807.9 million of borrowings from secured credit facilities and other debt. This net decrease in credit facility and other debt funding of $21.6 million was directly related to the decrease in financed real estate inventory during the year ended December 31, 2024.

Material Cash Requirements and Other Obligations

Our material cash requirements include the following contractual obligations and other commitments.

Senior and Mezzanine Secured Credit Facilities and Other Senior Secured Debt

As of December 31, 2025, we had aggregate outstanding principal amounts on our senior and mezzanine secured credit facilities of $58.6 million and $2.0 million, respectively, and $17.7 million on our other senior secured debt. Estimated interest payments, which have been calculated using the applicable variable interest rate in existence at December 31, 2025 over an assumed holding period of 175 days, total $2.2 million, $0.1 million, and $0.7 million under the respective facilities and other senior secured debt. Borrowings under these debt arrangements are required to be repaid as the related real estate inventory is sold, which is expected to be within twelve months from December 31, 2025.

Revolving Credit Facility

As of December 31, 2025, we had $14.7 million in outstanding borrowings under our revolving credit facility which has a three-year term expiring in July 2028. Based on the contractual interest rate under the revolving credit facility, and assuming no change in the outstanding borrowings, estimated interest payments are expected to total $3.3 million, of which $1.3 million is short-term.

Home Purchase Commitments

As of December 31, 2025, we were under contract to purchase 62 homes for an aggregate purchase price of $16.1 million, all of which are expected to close within twelve months.

Other Purchase Obligations

We have other purchase obligations which principally include commitments relating to insurance, information technology, administration services, and marketing. As of December 31, 2025, we had other purchase obligations of $3.6 million, with $3.1 million payable within twelve months.

Operating Leases

We have operating lease arrangements consisting of our corporate headquarters in Tempe, Arizona and field office facilities in certain metropolitan markets in which we operate in the United States. As of December 31, 2025, we had $19.8 million of total future lease payments, including imputed interest, associated with our operating lease arrangements, of which, $2.1 million is short-term.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. In doing so, we make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Although we believe our estimates, judgments and assumptions are reasonable, actual results may differ from our estimates under different assumptions, judgments or conditions given the inherent uncertainty involved with such matters, which would impact our financial statements. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Our significant accounting policies and methods used in the preparation of our consolidated financial statements are described in *Note 1. Nature of Operations and Significant Accounting Policies* to the consolidated financial statements included in Item 8 of Part II of this Annual Report on Form 10-K. Of our significant accounting policies, we believe the assumptions and judgments involved in the accounting estimates described below are the most critical as they involve a high level of uncertainty at the time the estimate is made, and changes in the estimates have had or are reasonably likely to have a material impact on our consolidated financial statements.

Real Estate Inventory

We review real estate inventory for valuation adjustments on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying value of real estate inventory may not be recoverable. We evaluate real estate inventory for indicators that net realizable value is lower than cost at the individual home level. When evidence exists that the net realizable value of real estate inventory is lower than its cost, the difference is recognized as a real estate inventory valuation adjustment in cost of revenue and the related real estate inventory is adjusted to its net realizable value.

Our real estate inventory valuation adjustment calculations contain uncertainties because they require management to make assumptions and apply judgment in determining the net realizable value for each home. Key assumptions used in estimating the net realizable value for each home include the projected home sales price and expected selling costs. Estimates of home sales prices and selling costs are based on internal projections and consider multiple factors, including recent comparable home sale transactions in the specific area where the home is located, forecasts about the residential real estate market conditions in both the local market in which the home is located and in the U.S. in general, and the impact of national, regional or local economic conditions. These estimates are subjective and are affected by factors such as changes in economic conditions and changes in operating performance.

For individual homes or portfolios of homes under contract to sell as of the real estate inventory valuation assessment date, if the carrying value exceeds the contract price less expected selling costs, the carrying value of these homes are adjusted to net realizable value, which is determined using the contract price less expected selling costs. For all other homes, if the carrying value exceeds the expected sale price less expected selling costs, the carrying value of these homes are adjusted to net realizable value, which is determined using the expected sale price less expected selling costs.

We recorded real estate inventory valuation adjustments of $5.3 million and $4.5 million during the years ended December 31, 2025 and 2024, respectively.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to *Note 1. Nature of Operations and Significant Accounting Policies* in Item 8, *Financial Statements and Supplementary Data*.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to economic and other market risks, which principally includes changes in interest rates.

Interest Rate Risk

We are subject to market risk associated with changing interest rates within our variable rate senior and mezzanine secured credit facilities, and other senior secured debt arrangements. Increases in interest rates generally increase the interest expense incurred on borrowings under such credit facilities and arrangements. From time to time, we may use derivative financial instruments as economic hedges to manage risks that are principally associated with interest rate fluctuations.

As of December 31, 2025, our exposure to changes in interest rates for these debt arrangements is principally associated with the SOFR. We had outstanding borrowings on our senior and mezzanine secured credit facilities of $58.6 million and $2.0 million, respectively, and $17.7 million on our other senior secured debt as of December 31, 2025. Borrowings under these debt arrangements accrue interest at a floating rate based on a SOFR reference rate plus a margin. Assuming no change in the outstanding borrowings under these debt arrangements, we estimate that a one percentage point increase in SOFR would have increased our annual interest expense by $0.8 million during the year ended December 31, 2025.

As of December 31, 2024, our exposure to changes in interest rates for our outstanding debt arrangements was principally associated with SOFR. Assuming no change in the outstanding borrowings under such debt arrangements as of December 31, 2024, we estimate that a one percentage point increase in SOFR would have increased our annual interest expense by $2.4 million during the year ended December 31, 2024.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Offerpad Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Offerpad Solutions Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Inventory – Valuation – Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

As described in Note 1 of the financial statements, the Company's real estate inventory consists of acquired homes and is carried at the lower of cost or net realizable value. The Company reviews real estate inventory for valuation adjustments on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying value of real estate inventory may not be recoverable. If the net realizable value is lower than its cost, the difference is recognized as a valuation adjustment in cost of revenue and the related real estate inventory is adjusted to its net realizable value. For homes that are not under contract to sell as of the real estate inventory valuation assessment date, if the carrying value exceeds the expected sales price less expected selling costs, the carrying value of these homes are adjusted to net realizable value, which is determined using the expected sales price less expected selling costs.

We identified the expected sales price estimate used in the real estate inventory valuation adjustment analysis for homes that are not under contract to be a critical audit matter due to the subjectivity of management's comparable home sale transactions used in estimating the expected sales price. The evaluation of real estate inventory recoverability for homes not under contract required a high degree of auditor judgment and an increased extent of effort to evaluate the reasonableness of the expected sales price estimate used in management's valuation adjustment analysis.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the expected sales price estimate included the following, among others:

- We evaluated management's ability to accurately estimate the expected sales price by comparing contract prices for homes that went under contract to the expected sales price estimate for the same homes used in management's valuation adjustment analysis.

- With the assistance of fair value specialists, we evaluated the comparable home sale transactions used by management for certain aged properties to determine the expected sales price estimate and compared selections for testing to external market sources.

- We tested the mathematical accuracy of management's analysis.

- We evaluated management's ability to develop reasonable estimates of the expected sales price by comparing prior period estimates of expected sales price to actual selling prices for homes sold in the current period.

- We evaluated external macroeconomic market sources regarding trends and changing market conditions.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 24, 2026

We have served as the Company's auditor since 2019.

OFFERPAD SOLUTIONS INC.
Consolidated Balance Sheets

(in thousands, except par value per share)		As of December 31, 2025		As of December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	26,543	$	43,018
Restricted cash		1,627		30,608
Accounts receivable		7,938		3,848
Real estate inventory		93,793		214,174
Prepaid expenses and other current assets		1,792		2,564
Total current assets		131,693		294,212
Property and equipment, net		14,673		9,127
Other non-current assets		8,405		9,714
TOTAL ASSETS (1)	$	154,771	$	313,053
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,667	$	1,922
Accrued and other current liabilities		8,698		11,804
Secured credit facilities and other debt, net		75,494		195,378
Secured credit facilities with a related party, net		2,582		41,861
Warrant liabilities		361		—
Total current liabilities		88,802		250,965
Revolving credit facility, net		14,650		—
Warrant liabilities		—		231
Other long-term liabilities		13,100		14,204
Total liabilities (2)		116,552		265,400
Commitments and contingencies (Note 15)				
Stockholders' equity:				
Class A common stock, $0.0001 par value; 2,000,000 shares authorized; 37,211 and 27,379 shares issued and outstanding as of December 31, 2025 and 2024, respectively		4		3
Additional paid in capital		544,645		507,696
Accumulated deficit		(506,430)		(460,046)
Total stockholders' equity		38,219		47,653
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	154,771	$	313,053

(1) Consolidated assets as of December 31, 2025 and 2024 include the following assets of certain variable interest entities ("VIEs") that can only be used to settle the liabilities of those VIEs: Restricted cash, $1,302 and $30,608; Accounts receivable, $303 and $0; Real estate inventory, $93,793 and $214,174; Prepaid expenses and other current assets, $169 and $345; Property and equipment, net, $5,611 and $0; Total assets of $101,178 and $245,127, respectively.

(2) Consolidated liabilities as of December 31, 2025 and 2024 include the following liabilities for which the VIE creditors do not have recourse to Offerpad: Accounts payable, $398 and $591; Accrued and other current liabilities, $526 and $1,326; Secured credit facilities and other debt, net, $78,076 and $237,273; Total liabilities, $79,000 and $239,190, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

OFFERPAD SOLUTIONS INC.
Consolidated Statements of Operations

(in thousands, except per share data)	Year Ended December 31, 2025	2024	2023
Revenue	$ 567,812	$ 918,819	$ 1,314,412
Cost of revenue	525,769	846,624	1,244,231
Gross profit	42,043	72,195	70,181
Operating expenses:			
Sales, marketing and operating	45,835	73,091	116,558
General and administrative	26,192	40,621	50,091
Technology and development	3,405	4,524	7,945
Total operating expenses	75,432	118,236	174,594
Loss from operations	(33,389)	(46,041)	(104,413)
Other income (expense):			
Change in fair value of warrant liabilities	(130)	240	68
Interest expense	(13,403)	(18,684)	(18,859)
Other income, net	979	2,357	6,149
Total other expense	(12,554)	(16,087)	(12,642)
Loss before income taxes	(45,943)	(62,128)	(117,055)
Income tax expense	(441)	(31)	(163)
Net loss	$ (46,384)	$ (62,159)	$ (117,218)
Net loss per share, basic	$ (1.50)	$ (2.27)	$ (4.44)
Net loss per share, diluted	$ (1.50)	$ (2.27)	$ (4.44)
Weighted average common shares outstanding, basic	30,987	27,410	26,385
Weighted average common shares outstanding, diluted	30,987	27,410	26,385

The accompanying notes are an integral part of these consolidated financial statements.

OFFERPAD SOLUTIONS INC.
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2022	16,479	$ 2	$ 402,544	$ (280,669)	$ 121,877
Issuance of common stock upon exercise of stock options	14	—	53	—	53
Issuance of common stock upon vesting of restricted stock units	25	—	(78)	—	(78)
Issuance of pre-funded warrants, net	—	—	89,216	—	89,216
Exercise of pre-funded warrants	10,715	1	10	—	11
Stock-based compensation expense	—	—	7,915	—	7,915
Net loss	—	—	—	(117,218)	(117,218)
Balance at December 31, 2023	27,233	3	499,660	(397,887)	101,776
Issuance of common stock upon exercise of stock options	11	—	33	—	33
Issuance of common stock upon vesting of restricted stock units	135	—	(77)	—	(77)
Stock-based compensation expense	—	—	8,080	—	8,080
Net loss	—	—	—	(62,159)	(62,159)
Balance at December 31, 2024	27,379	3	507,696	(460,046)	47,653
Issuance of common stock upon exercise of stock options	57	—	168	—	168
Issuance of common stock upon vesting of restricted stock units	343	—	(203)	—	(203)
Issuance of common stock from July 2025 Offering, net	2,857	—	3,757	—	3,757
Issuance of 2025 Warrants, net	—	—	1,404	—	1,404
Issuance of common stock from Sale Agreement, net	6,575	1	28,995	—	28,996
Stock-based compensation expense	—	—	2,828	—	2,828
Net loss	—	—	—	(46,384)	(46,384)
Balance at December 31, 2025	37,211	$ 4	$ 544,645	$ (506,430)	$ 38,219

The accompanying notes are an integral part of these consolidated financial statements.

OFFERPAD SOLUTIONS INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
($ in thousands)	2025	2024	2023
Cash flows from operating activities:			
Net loss	$ (46,384)	$ (62,159)	$ (117,218)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	979	611	728
Amortization of debt financing costs	815	1,786	4,343
Real estate inventory valuation adjustment	5,349	4,472	8,937
Stock-based compensation	2,828	8,080	7,915
Change in fair value of warrant liabilities	130	(240)	(68)
Loss on disposal of property and equipment	162	105	76
Gain on sale of derivative instruments	—	—	(2,124)
Changes in operating assets and liabilities:			
Accounts receivable	(4,090)	6,087	(7,585)
Real estate inventory	109,405	57,854	379,260
Prepaid expenses and other assets	2,081	4,452	3,733
Accounts payable	(255)	(3,024)	299
Accrued and other liabilities	(4,210)	2,809	(16,664)
Net cash provided by operating activities	66,810	20,833	261,632
Cash flows from investing activities:			
Purchases of property and equipment	(1,079)	(5,408)	(127)
Proceeds from sale of property and equipment	19	82	—
Purchases of derivative instruments	—	—	(2,569)
Proceeds from sale of derivative instruments	—	—	4,681
Net cash (used in) provided by investing activities	(1,060)	(5,326)	1,985
Cash flows from financing activities:			
Borrowings from secured credit facilities and other debt	416,591	807,926	875,559
Repayments of secured credit facilities and other debt	(576,226)	(829,461)	(1,286,795)
Payment of debt financing costs	(693)	(236)	(1,948)
Borrowings on revolving credit facility	15,000	—	—
Proceeds from July 2025 Offering	6,000	—	—
Issuance costs of July 2025 Offering	(839)	—	—
Proceeds from Sale Agreement offering	30,261	—	—
Issuance costs of Sale Agreement offering	(1,265)	—	—
Proceeds from exercise of stock options	168	33	53
Payments for taxes related to stock-based awards	(203)	(77)	(78)
Borrowings from warehouse lending facility	—	—	25,193
Repayments of warehouse lending facility	—	—	(25,193)
Proceeds from issuance of pre-funded warrants	—	—	90,000
Proceeds from exercise of pre-funded warrants	—	—	11
Issuance cost of pre-funded warrants	—	—	(784)
Net cash used in financing activities	(111,206)	(21,815)	(323,982)
Net change in cash, cash equivalents and restricted cash	(45,456)	(6,308)	(60,365)
Cash, cash equivalents and restricted cash, beginning of period	73,626	79,934	140,299
Cash, cash equivalents and restricted cash, end of period	$ 28,170	$ 73,626	$ 79,934
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheet:			
Cash and cash equivalents	$ 26,543	$ 43,018	$ 75,967
Restricted cash	1,627	30,608	3,967
Total cash, cash equivalents and restricted cash	$ 28,170	$ 73,626	$ 79,934
Supplemental disclosure of cash flow information:			
Cash payments for interest	$ 16,854	$ 24,464	$ 24,730
Cash payments for taxes, net of refunds received	$ 385	$ 262	$ 382
Supplemental disclosure of non-cash investing and financing activities:			
Transfer of real estate inventory to property and equipment, net	$ 5,627	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Description of Business

Offerpad is real estate solutions company focused on giving homeowners more control, flexibility, and choice when buying and selling a home. Founded in 2015, the Company combines proprietary technology with local real estate expertise to simplify the home sale process and reduce friction across the transaction lifecycle, helping customers move forward with speed, transparency, and confidence. The Company provides cash offers, brokerage services, access to additional cash buyers through marketplace-enabled capabilities, and renovation services that support both internal transactions and third-party partners.

The Company is headquartered in Tempe, Arizona and operates in over 1,800 cities and towns in 26 metropolitan markets across 17 states as of December 31, 2025.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates include those related to the net realizable value of real estate inventory, among others. Actual results could differ from those estimates.

Principles of Consolidation

The Company's consolidated financial statements include the assets, liabilities, revenues and expenses of the Company, its wholly-owned operating subsidiaries and variable interest entities where the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash includes demand deposits with banks and financial institutions. Cash equivalents include only investments with original maturities to us of three months or less that are highly liquid and readily convertible to known amounts of cash.

Restricted Cash

Restricted cash primarily consists of cash received from the resale or refinancing of homes that is specifically designated to repay borrowings under one of the Company's secured credit facilities or other secured debt and is typically released within a few days of the home sale or refinancing transaction.

Concentrations of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk are primarily cash and cash equivalents. Cash and cash equivalents are placed with major financial institutions deemed to be of high-credit-quality in order to limit credit exposure. Cash is regularly maintained in excess of federally insured limits at the financial institutions. Management believes that the Company is not exposed to any significant credit risk related to cash deposits.

Accounts Receivable

Accounts receivable principally consists of amounts due from title companies following the sale of a home, along with amounts due from customers of the Company's other real estate service solutions. Accounts receivable is stated at the amount management expects to collect from outstanding balances. The substantial majority of the Company's Cash Offer transactions are processed through escrow and therefore, collectability is reasonably assured. The Company reviews accounts receivable on a regular basis and estimates an amount of losses for uncollectible accounts based on its historical collections experience and write-offs, aging of the receivable, current trends and any other known conditions that may affect collectability.

Real Estate Inventory

Real estate inventory consists of acquired homes and is carried at the lower of cost or net realizable value, with cost and net realizable value determined by the specific identification of each home. Costs include initial purchase costs and renovation costs, as well as holding costs and interest incurred during the renovation period, prior to the listing date. Selling costs, including commissions and holding costs incurred after the listing date, are expensed as incurred and included in sales, marketing and operating expenses.

The Company reviews real estate inventory for valuation adjustments on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying value of real estate inventory may not be recoverable. The Company evaluates real estate inventory for indicators that net realizable value is lower than cost at the individual home level. The Company generally considers multiple factors in determining net realizable value for each home, including recent comparable home sale transactions in the specific area where the home is located, the residential real estate market conditions in both the local market in which the home is located and in the U.S. in general, the impact of national, regional or local economic conditions and expected selling costs. When evidence exists that the net realizable value of real estate inventory is lower than its cost, the difference is recognized as a real estate inventory valuation adjustment in cost of revenue and the related real estate inventory is adjusted to its net realizable value.

For individual homes or portfolios of homes under contract to sell as of the real estate inventory valuation assessment date, if the carrying value exceeds the contract price less expected selling costs, the carrying value of these homes are adjusted to net realizable value, which is determined using the contract price less expected selling costs. For all other homes, if the carrying value exceeds the expected sale price less expected selling costs, the carrying value of these homes are adjusted to net realizable value, which is determined using the expected sale price less expected selling costs. Changes in the Company's pricing assumptions may lead to a change in the outcome of the real estate inventory valuation analysis, and actual results may differ from the Company's assumptions.

The Company recorded real estate inventory valuation adjustments of $5.3 million, $4.5 million, and $8.9 million during the years ended December 31, 2025, 2024, and 2023, respectively. Refer to *Note 2. Real Estate Inventory*, for further details.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation, and is depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Property and Equipment Category	Estimated Useful Life
Rooftop solar panel systems	Twenty years
Properties held for use	Twenty seven years and six months
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Office equipment and furniture	Seven years
Computers and equipment	Five years
Software systems	Three to five years

Refer to *Note 3. Property and Equipment,* for further details.

Leases

The Company determines if an arrangement is or contains a lease at inception of the arrangement. For leases with terms greater than twelve months, the Company records the related operating or finance right-of-use asset and lease liability at the present value of the future lease payments over the lease term at the lease commencement date. The Company is generally not able to readily determine the implicit rate in its lease arrangements, and therefore, uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate represents the Company's estimate of the interest rate the Company would incur at lease commencement to borrow an amount similar to the lease payments on a collateralized basis over the term of a lease. Renewal and early termination options are not included in the measurement of the right-of-use asset and lease liability unless the Company is reasonably certain to exercise the option. Additionally, certain leases contain lease incentives, such as construction allowances from landlords. These incentives reduce the right-of-use asset related to the lease.

Certain of the Company's leases contain rent escalations over the lease term. The Company recognizes expense for operating leases on a straight-line basis over the lease term. Certain of the Company's lease agreements also contain variable lease payments for common area maintenance, utility, and taxes. The Company combines lease and non-lease components for all asset categories. Therefore, the lease payments used to measure the lease liability for these leases include fixed minimum rentals along with non-lease component charges. The Company does not have significant residual value guarantees or restrictive covenants in its lease portfolio.

Operating lease assets and liabilities are included on the Company's Consolidated Balance Sheet in *Other non-current assets*, *Accrued and other current liabilities*, and *Other long-term liabilities*.

Refer to *Note 4. Leases,* for further details.

Long-Lived Asset Impairments

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment loss is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

The Company recognized no impairment charges on its long-lived assets during the years ended December 31, 2025, 2024, and 2023.

Warrant Instruments

The Company evaluates its financial instruments, including its outstanding warrants, to determine if such instruments should be classified as liabilities or equity.

For outstanding warrants that meet the criteria for equity classification, the Company recognizes the warrants at fair value (or relative fair value if the warrants are issued in a bundled transaction with debt and/or equity offerings). The Company does not recognize subsequent changes in fair value for equity classified warrants after the issuance date.

For outstanding warrants that do not meet the criteria for equity classification, the Company recognizes the warrants as liabilities at fair value and adjusts the warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised or expired, and any change in fair value is recognized in the Company's consolidated statements of operations.

Refer to *Note 7. Warrant Liabilities* and *Note 9. Stockholders' Equity* for further details.

Revenue Recognition

Revenue is recognized when (or as) performance obligations are satisfied by transferring control of the promised products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products or services. The Company applies the following steps in determining the timing and amount of revenue to recognize: (1) identify the contract with the customer; (2) identify the performance obligation(s) in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, if applicable; and (5) recognize revenue when (or as) the performance obligation is satisfied.

Revenue from the sale of homes is derived from the resale of homes on the open market. Home sales revenue is recognized at the time of the transaction closing when title to and possession of the property are transferred to the buyer. The amount of revenue recognized for each home sale is equal to the sale price of the home net of resale concessions and credits to the buyer.

Cost of Revenue

Cost of revenue includes the initial purchase costs, renovation costs, holding costs and interest incurred during the renovation period, prior to the listing date and real estate inventory valuation adjustments, if any. These costs are accumulated in real estate inventory up until the home is ready for resale, and then charged to cost of revenue under the specific identification method when the property is sold.

Sales, Marketing and Operating

Sales, marketing and operating expenses consist of real estate agent commissions, advertising, and holding costs on homes incurred during the period that homes are listed for sale, which includes utilities, taxes, maintenance, and other costs. Sales, marketing and operating expense also includes headcount expenses in support of sales, marketing, and real estate inventory operations such as salaries, benefits, and stock-based compensation. Sales, marketing and operating expenses are charged to operations as incurred. The Company incurred advertising expenses of $7.2 million, $12.1 million, and $30.9 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Technology and Development

Technology and development expenses consist of headcount expenses, including salaries, benefits and stock-based compensation expense for employees and contractors engaged in the design, development, and testing of website applications, mobile applications, and software development. Technology and development expenses are charged to operations as incurred.

Stock-Based Compensation

Stock-based compensation awards consist of restricted stock units, other stock or cash based awards, stock options, and performance-based restricted stock units. The Company measures and recognizes compensation expense for all stock-based compensation awards based on their estimated fair values on the grant date. The Company records compensation expense for all stock-based compensation awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the award. These amounts are reduced by forfeitures in the period the forfeitures occur.

Restricted Stock Units

The Company determines the fair value of restricted stock units based on the closing price of the Company's Class A common stock on the grant date.

Other Cash or Stock-Based Awards

The Company determined the fair value of other cash or stock-based awards granted during the years ended December 31, 2024 and 2023, using a Monte Carlo simulation model that determines the probability of satisfying the market condition stipulated in the respective awards. The Monte Carlo simulation model incorporates various key assumptions, including expected stock price volatility, contractual term, risk-free interest rate, expected dividend yield and stock price on the grant date. The Company generally estimates expected stock price volatility based on its historical stock price volatility and/or the average historical volatility of similar publicly traded companies. The Company estimates the risk-free interest rate using the rate of return on U.S. treasury notes equal to the contractual term of the respective awards. The expected dividend yield assumption considers that the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future.

Stock Options

The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock option awards as of the grant date, with assumptions including expected term of the options, associated risk-free interest rate, expected volatility, and expected dividend yield.

Refer to *Note 10. Stock-Based Awards,* for further details.

Employee Benefit Plan

The Company offers a 401(k) plan which provides employees the opportunity to contribute a portion of their pre-tax or post-tax earnings, subject to certain restrictions as set forth in the Internal Revenue Code. The Company matched 100% of participant contributions, up to 2.5% of eligible compensation, through early 2024. During the years ended December 31, 2024 and 2023, the Company contributed $0.1 million and $1.0 million to the 401(k) plan, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the new rate is enacted.

The Company records a valuation allowance to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax laws, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

Refer to *Note 13. Income Taxes,* for further details.

Consolidation of Variable Interest Entities

The Company is a variable interest holder in certain entities in which equity investors at risk do not have the characteristics of a controlling financial interest or where the entity does not have enough equity at risk to finance its activities without additional subordinated financial support from other parties; these entities are variable interest entities ("VIEs"). The Company's variable interest arises from contractual, ownership or other monetary interest in the entity, which fluctuates based on the VIE's economic performance. The Company consolidates a VIE if it is the primary beneficiary. The Company is the primary beneficiary if it has a controlling financial interest, which includes both the power to direct the activities that most significantly impact the economic performance of the VIE and a variable interest that obligates the Company to absorb losses or the right to receive benefits that potentially could be significant to the VIE. The Company assesses whether it is the primary beneficiary of a VIE on an ongoing basis. Refer to *Note 11. Variable Interest Entities,* for further details.

Fair Value Measurements

For measurements of assets and liabilities that are recognized or disclosed at fair value, the Company considers fair value to be an exit price representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability.

The Company determines its fair value measurements based on a fair value hierarchy which prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Assets or liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Refer to *Note 8. Fair Value Measurements,* for further details.

New Accounting Standards

Recently Adopted Accounting Standards

Income Tax Disclosures

In December 2023, the FASB issued a new standard which is intended to improve an entity's income tax disclosures, primarily through disaggregated information about an entity's effective income tax rate reconciliation and additional disclosures about income taxes paid. The Company adopted this new standard in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025, using a retrospective approach. Refer to *Note 13. Income Taxes*, for further details.

New Accounting Standards Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued a new standard which is intended to improve an entity's expense disclosures, primarily by requiring disclosure of disaggregated information about certain income statement expense line items. The new standard is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. Accordingly, the new standard is effective for the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2027, and subsequent interim periods, using either a prospective or retrospective approach. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued a new standard which is intended to provide clarity on an entity's interim reporting disclosure requirements. The new standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. Accordingly, the new standard is effective for the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2028, using either a prospective or retrospective approach. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements.

Note 2. Real Estate Inventory

The components of real estate inventory, net of applicable lower of cost or net realizable value adjustments, consist of the following as of December 31:

($ in thousands)	2025	2024
Homes preparing for and under renovation	$ 11,335	$ 38,479
Homes listed for sale	62,557	135,937
Homes under contract to sell	19,901	39,758
Real estate inventory	$ 93,793	$ 214,174

Note 3. Property and Equipment

Property and equipment consist of the following as of December 31:

($ in thousands)	2025	2024
Leasehold improvements	$ 5,963	$ 1,055
Rooftop solar panel systems	4,935	4,958
Properties held for use (1)	4,389	—
Office equipment and furniture	1,284	687
Land	1,239	—
Software systems	386	386
Computers and equipment	224	242
Construction in progress	—	5,440
Property and equipment, gross	18,420	12,768
Less: accumulated depreciation	(3,747)	(3,641)
Property and equipment, net	$ 14,673	$ 9,127

(1) Properties held for use consists of properties that were transferred from real estate inventory during the year ended December 31, 2025 following the Company's decision to no longer list such properties for sale.

Depreciation expense was $1.0 million, $0.6 million, and $0.7 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Note 4. Leases

The Company's operating lease arrangements consist of its corporate headquarters in Tempe, Arizona and field office facilities in certain metropolitan markets in which the Company operates in the United States. These leases typically have original lease terms of 1 year to 10 years, and some leases contain multi-year renewal options. The Company does not have any finance lease arrangements.

The Company's operating lease costs are included in operating expenses in the consolidated statements of operations. During the years ended December 31, 2025, 2024, and 2023, operating lease costs were $2.2 million, $3.4 million, and $2.3 million, respectively. Variable and short-term lease costs were less than $0.1 million during each of the years ending December 31, 2025, 2024, and 2023.

Supplemental information related to leases was as follows:

($ in thousands)	Year Ended December 31,					
	2025		**2024**		**2023**	
Cash payments for amounts included in the measurement of operating lease liabilities	$	2,767	$	2,266	$	2,461
Right-of-use assets obtained in exchange for new or acquired operating lease liabilities	$	-	$	7,923	$	-
Tenant incentive allowances	$	763	$	5,151	$	-

	Year Ended December 31,	
	2025	**2024**
Weighted-average remaining lease term (in years)	9.3	9.7
Weighted-average discount rate	7.5%	7.4%

The Company's operating lease liability maturities as of December 31, 2025 are as follows:

($ in thousands)		
2026	$	2,089
2027		1,949
2028		1,922
2029		1,974
2030		2,029
Thereafter		9,834
Total future lease payments		19,797
Less: Imputed interest		(5,592)
Total lease liabilities	$	14,205

The Company's operating lease right-of-use assets and operating lease liabilities, and the associated financial statement line items, are as follows as of December 31:

($ in thousands)	Financial Statement Line Items	2025		2024	
Right-of-use assets	Other non-current assets	$	7,408	$	8,580
Lease liabilities:					
Current liabilities	Accrued and other current liabilities	$	1,105	$	963
Non-current liabilities	Other long-term liabilities		13,100		14,204
Total lease liabilities		$	14,205	$	15,167

Note 5. Accrued and Other Liabilities

Accrued and other current liabilities consist of the following as of December 31:

($ in thousands)	2025		2024	
Home renovation	$	2,328	$	3,684
Payroll and other employee related expenses		1,777		1,895
Operating lease liabilities		1,105		963
Interest		613		1,293
Legal and professional obligations		591		344
Marketing		257		757
Other		2,027		2,868
Accrued and other current liabilities	$	8,698	$	11,804

Other long-term liabilities consist of the non-current portion of operating lease liabilities as of December 31, 2025 and 2024.

Note 6. Credit Facilities and Other Debt

The carrying value of the Company's credit facilities and other debt consists of the following as of December 31:

($ in thousands)	2025	2024
Senior secured credit facilities with financial institutions	$ 57,957	$ 166,914
Senior secured credit facilities with a related party	628	18,329
Senior secured debt - other	17,689	21,433
Mezzanine secured credit facilities with financial institutions	—	7,707
Mezzanine secured credit facilities with a related party	2,006	23,532
Revolving credit facility	15,000	—
Debt financing costs	(554)	(676)
Total credit facilities and other debt, net	$ 92,726	$ 237,239

The following details the classification of the Company's credit facilities and other debt as of December 31:

($ in thousands)	2025	2024
Total credit facilities and other debt with financial institutions, net, current	$ 75,494	$ 195,378
Total credit facilities with a related party, net, current	2,582	41,861
Total credit facilities and other debt, net, current	78,076	237,239
Revolving credit facility, net, non-current	14,650	—
Total credit facilities and other debt, net	$ 92,726	$ 237,239

The Company utilizes financing facilities consisting of senior secured credit facilities, mezzanine secured credit facilities and other senior secured borrowing arrangements to provide financing for the Company's real estate inventory purchases and renovation. Borrowings under the Company's senior and mezzanine secured credit facilities and other debt are classified as current liabilities on the accompanying consolidated balance sheets as amounts drawn to purchase and renovate homes are required to be repaid as the related real estate inventory is sold, which is expected to be within twelve months.

Under the Company's senior and mezzanine secured credit facilities, amounts can be borrowed, repaid and borrowed again during the revolving period. Any borrowings above the committed amounts are subject to the applicable lender's discretion. The borrowing capacity is generally expected to be available until the end of the applicable revolving period as reflected in the tables below, and the borrowing capacity availability period may be extended after the end of the revolving period, subject to the applicable lender's discretion. Outstanding amounts drawn under the Company's secured credit facilities are required to be repaid on the respective facility maturity date or earlier if accelerated due to an event of default or other mandatory repayment event.

The Company's senior and mezzanine secured credit facilities have aggregated borrowing bases, which increase or decrease based on the cost and value of the properties financed under a given facility and the time that those properties are in the Company's possession. When the Company resells a home, the proceeds are used to reduce the corresponding outstanding balance under the related senior and mezzanine secured credit facilities. The borrowing base for a given facility may be reduced as properties age beyond certain thresholds or the performance of the properties financed under that facility declines, and any borrowing base deficiencies may be satisfied through contributions of additional properties or partial repayment of the facility.

Senior Secured Credit Facilities

The following summarizes certain details related to the Company's senior secured credit facilities (in thousands, except interest rates):

As of December 31, 2025	Borrowing Capacity			Outstanding Amount	Weighted-Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
	Committed	Uncommitted	Total				
Senior financial institution 1	$ 25,000	$ 175,000	$ 200,000	$ 19,173	7.07%	December 2025	June 2026
Senior financial institution 2	—	200,000	200,000	—	—	January 2026	July 2026
Senior financial institution 3	—	150,000	150,000	—	7.58%	January 2026	April 2026
Related party facility 1	25,539	24,461	50,000	—	9.32%	March 2025	February 2026
Related party facility 2	7,500	7,500	15,000	628	13.00%	October 2026	April 2027
Senior financial institution 4	—	50,000	50,000	3,537	10.13%	September 2026	March 2027
Senior financial institution 5	—	75,000	75,000	35,247	8.82%	August 2027	August 2027
Senior secured credit facilities	$ 58,039	$ 681,961	$ 740,000	$ 58,585			

As of December 31, 2024	Borrowing Capacity			Outstanding Amount	Weighted-Average Interest Rate
	Committed	Uncommitted	Total		
Senior financial institution 1	$ 150,000	$ 250,000	$ 400,000	$ 110,109	7.93%
Senior financial institution 2	—	200,000	200,000	—	8.01%
Senior financial institution 3	100,000	50,000	150,000	30,941	8.38%
Related party	30,000	20,000	50,000	18,329	10.09%
Senior financial institution 4	—	30,000	30,000	25,864	9.76%
Senior secured credit facilities	$ 280,000	$ 550,000	$ 830,000	$ 185,243	

As of December 31, 2025, the Company had multiple senior secured credit facilities, including two with a related party. Borrowings under the senior secured credit facilities accrue interest at a rate based on a Secured Overnight Financing Rate ("SOFR") reference rate, plus a margin which varies by facility. Each of the Company's senior secured credit facilities also have interest rate floors. The Company may also pay fees on its senior secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity under the respective credit agreements.

Borrowings under the Company's senior secured credit facilities are collateralized by the real estate inventory financed by the senior secured credit facility. The lenders have legal recourse only to the assets securing the debt and do not have general recourse against the Company with limited exceptions. The Company has, however, provided limited non-recourse carve-out guarantees under its senior and mezzanine secured credit facilities for certain of the SPEs' obligations. Each senior secured credit facility contains eligibility requirements that govern whether a property can be financed.

Mezzanine Secured Credit Facilities

The following summarizes certain details related to the Company's mezzanine secured credit facilities (in thousands, except interest rates):

As of December 31, 2025	Borrowing Capacity			Outstanding Amount	Weighted-Average Interest Rate	End of Revolving / Withdrawal Period	Final Maturity Date
	Committed	Uncommitted	Total				
Related party facility 1	$ —	$ 35,000	$ 35,000	$ 2,006	13.00%	June 2026	December 2026
Mezzanine financial institution 1	—	45,000	45,000	—	—	January 2026	July 2026
Mezzanine financial institution 2	—	40,000	40,000	—	11.58%	January 2026	April 2026
Related party facility 2	6,811	15,189	22,000	—	13.00%	March 2025	February 2026
Mezzanine secured credit facilities	$ 6,811	$ 135,189	$ 142,000	$ 2,006			

| As of December 31, 2024 | Borrowing Capacity | | | Outstanding | Weighted-Average Interest |
	Committed	Uncommitted	Total	Amount	Rate
Related party facility 1	$ 45,000	$ 25,000	$ 70,000	$ 18,372	13.67%
Mezzanine financial institution 1	—	45,000	45,000	—	13.86%
Mezzanine financial institution 2	26,667	13,333	40,000	7,707	12.39%
Related party facility 2	8,000	14,000	22,000	5,160	13.59%
Mezzanine secured credit facilities	$ 79,667	$ 97,333	$ 177,000	$ 31,239	

As of December 31, 2025, the Company had multiple mezzanine secured credit facilities, including two with a related party. Borrowings under the Company's mezzanine secured credit facilities accrue interest at a rate based on a SOFR reference rate, plus a margin which varies by facility. Each of the Company's mezzanine secured credit facilities also have interest rate floors. The Company may also pay fees on its mezzanine secured credit facilities, including a commitment fee and fees on certain unused portions of the committed borrowing capacity under the respective credit agreements.

Borrowings under the Company's mezzanine secured credit facilities are collateralized by a second lien on the real estate inventory financed by the relevant credit facility. The lenders have legal recourse only to the assets securing the debt, and do not have general recourse against the Company with limited exceptions.

The Company's mezzanine secured credit facilities are structurally and contractually subordinated to the related senior secured credit facilities.

Maturities

Certain of the Company's secured credit facilities mature within the next twelve months following the date these consolidated financial statements are issued. The Company expects to enter into new financing arrangements or amend existing arrangements to meet its obligations as they come due, which the Company believes is probable based on its history of prior credit facility renewals. The Company believes its existing cash on hand, proceeds from the resale of homes, fees and commissions earned from its other real estate service solutions, and cash from future borrowings available under each of the Company's existing credit facilities, or the entry into additional new debt financing arrangements or further issuance of equity securities, will be sufficient to meet its obligations as they become due in the ordinary course of business for at least twelve months following the date these consolidated financial statements are issued.

Covenants for Senior Secured Credit Facilities and Mezzanine Secured Credit Facilities

The Company's secured credit facilities include customary representations and warranties, covenants and events of default. Financed properties are subject to customary eligibility criteria and concentration limits. The terms of these facilities and related financing documents require the Company to comply with a number of customary financial and other covenants, such as maintaining certain levels of liquidity, tangible net worth or leverage (ratio of debt to tangible net worth).

As of December 31, 2025, the Company was in compliance with all covenants and no event of default had occurred. At various points during the year ended December 31, 2025, the Company obtained temporary waivers of certain covenants under certain of its related party credit facilities, which resulted in the associated revolving/withdrawal periods for such facilities expiring.

Senior Secured Debt - Other

The Company has a borrowing arrangement with a financial institution to support purchases of real estate inventory. Borrowings under this arrangement accrue interest at a rate based on a SOFR reference rate, plus a margin. As of December 31, 2025 and 2024, the weighted-average interest rate under the Company's other senior secured debt was 8.92% and 9.24%, respectively.

Revolving Credit Facility

In July 2025, the Company entered into a three-year, $15.0 million revolving credit facility with a lender to support its continued growth and long-term strategic initiatives. Borrowings under the revolving credit facility accrue interest at 8.50% per annum and are secured by certain of the Company's assets. As of December 31, 2025, the Company had $14.7 million in outstanding borrowings under the revolving credit facility, net of debt financing costs.

The revolving credit facility includes customary financial and other covenants, such as maintaining a minimum level of liquidity, and events of default. As of December 31, 2025, the Company was in compliance with all covenants and no event of default had occurred.

Note 7. Warrant Liabilities

As of December 31, 2025, the Company had outstanding warrant liabilities consisting of 16.2 million public warrants and 5.6 million private placement warrants, with every 15 warrants being exercisable to purchase one share of Class A common stock at an exercise price of $172.50 per share.

Public Warrants

A holder may exercise its public warrants only for a whole number of shares of Class A common stock. The public warrants will expire on September 1, 2026, or earlier upon redemption or liquidation. Pursuant to the terms of the warrant agreements, the Company may call the public warrants for redemption for cash or redeem the outstanding warrants for shares of Class A common stock under certain scenarios. The public warrants are traded on an over-the-counter market.

Private Placement Warrants

The private placement warrants have terms and provisions that are substantially identical to those of the public warrants, with the exception of certain redemption rights, options to exercise and registration rights when the private placement warrants are owned by specified holders.

Other Warrants

The foregoing discussion in this *Note 7. Warrant Liabilities* excludes the warrants that were issued and sold by the Company during July 2025, as these warrants are classified as equity securities. Refer to *Note 9. Stockholders' Equity,* for further details.

Note 8. Fair Value Measurements

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and certain prepaid and other current assets and accrued expenses approximate carrying values because of their short-term nature. The Company's credit facilities are carried at amortized cost and the carrying value approximates fair value because of their short-term nature.

During July 2025, the Company issued and sold shares of its Class A common stock and warrants to purchase shares of its Class A common stock. As the warrants issued and sold in the transaction met the criteria for equity classification, the Company allocated the aggregate proceeds from this transaction based on the relative fair values of the Class A common stock and warrants issued and sold in the transaction. The Company determined the fair value of the Class A common stock on a nonrecurring basis using Level 1 inputs and the fair value of the warrants on a nonrecurring basis using Level 3 inputs. Refer to *Note 9. Stockholders' Equity,* for further details.

The Company's liabilities that are measured at fair value on a recurring basis consist of the following (in thousands):

As of December 31, 2025	Quoted Prices in Active Markets for Identical Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Public warrant liabilities	$	226	$	—	$	—
Private placement warrant liabilities	$	—	$	—	$	135

As of December 31, 2024	Quoted Prices in Active Markets for Identical Liabilities (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Public warrant liabilities	$	128	$	—	$	—
Private placement warrant liabilities	$	—	$	—	$	103

Public Warrants

The public warrants are traded on an over-the-counter market. The fair value of the public warrants is estimated based on the quoted market price of such warrants on the valuation date. The Company recorded changes in the fair value of the public warrants of $(0.1) million and less than $0.1 million during the years ended December 31, 2025 and 2024, respectively. These changes are recorded in *Change in fair value of warrant liabilities* in the consolidated statements of operations.

Private Placement Warrants

The following summarizes the changes in the Company's private placement warrant liabilities, which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the respective periods:

	Year Ended December 31,	
($ in thousands)	**2025**	**2024**
Beginning balance	$ 103	$ 166
Change in fair value of private placement warrants included in net loss	32	(63)
Ending balance	$ 135	$ 103

The Company generally uses the Black-Scholes-Merton option-pricing model to determine the fair value of the private placement warrants, with assumptions including expected volatility, expected life of the warrants, associated risk-free interest rate, and expected dividend yield.

There were no transfers between Levels 1, 2, and 3 during the years ended December 31, 2025, 2024, and 2023.

Note 9. Stockholders' Equity

Authorized Capital Stock

The Company is authorized to issue 2,100,000,000 shares of capital stock, which consists of 2,000,000,000 shares of Class A common stock and 100,000,000 shares of preferred stock, both of which have a par value $0.0001 per share.

Class A Common Stock

Market Information

The Company's Class A common stock trades on the New York Stock Exchange under the symbol "OPAD" and the Company's public warrants trade on the OTC Markets Group Pink Market under the symbol "OPADW."

July 2025 Offering

During July 2025, the Company issued and sold 2,857,143 shares (the "2025 Shares") of its Class A common stock and warrants to purchase up to 1,428,571 shares (the"2025 Warrants") of the Company's Class A common stock for aggregate gross proceeds of $6.0 million, before deducting placement agent fees and other offering expenses (the "July 2025 Offering"). The 2025 Shares and 2025 Warrants were offered and sold on a combined basis for consideration equating to $2.10 for one share and half of one warrant.

The 2025 Warrants have an exercise price of $2.30 per share, became exercisable on January 26, 2026, and will expire on January 26, 2030. The 2025 Warrants contain standard adjustments to the exercise price, including for stock splits, stock dividends, rights offerings and pro rata distributions. The 2025 Warrants also include certain rights upon the occurrence of a "fundamental transaction" (as described in the 2025 Warrants), including the right of the holder thereof to receive from the Company or a successor entity the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of the Company's Class A common stock in such fundamental transaction in the amount of the Black Scholes value (as described in the 2025 Warrants) of the unexercised portion of the warrant on the date of the consummation of such fundamental transaction. The 2025 Warrants also include cashless exercise rights to the extent there is not an effective registration statement registering the resale of the shares of Class A common stock underlying the 2025 Warrants.

Based on the terms and conditions included in the 2025 Warrant agreements, the 2025 Warrants meet the criteria for equity classification. Accordingly, the Company allocated the $6.0 million of aggregate gross proceeds from the July 2025 Offering based on the relative fair values of the Class A common stock and warrants issued and sold in the transaction. The Company determined the fair value of the Class A common stock based on the closing price of the Company's Class A common stock on the transaction date. The Company used the Black-Scholes-Merton option pricing model to determine the fair value of the 2025 Warrants as of the transaction date. Based on the calculated relative fair values of the Class A common stock and 2025 Warrants, the Company allocated $4.4 million of the aggregate gross proceeds to the Class A common stock and $1.6 million of the aggregate gross proceeds to the 2025 Warrants. The Company also allocated the $0.8 million of associated transaction costs between the Class A common stock and warrants in the same proportion as the proceeds.

Other Warrants

In addition to the 2025 Warrants described above, the Company has outstanding public and private warrants to purchase shares of Class A common stock that do not meet the criteria for equity classification and are recognized as liabilities. Refer to *Note 7. Warrant Liabilities* for further details.

Sale Agreement

During August 2025, the Company entered into an Open Market Sale Agreement[SM] (the "Sale Agreement") with Jefferies LLC, under which the Company may offer and sell up to $100,000,000 of the Company's Class A common stock from time to time in any manner deemed to be an "at the market" offering. The Company has no obligation to sell any shares under the Sale Agreement, but may do so from time to time.

During the year ended December 31, 2025, the Company sold 6,574,495 shares of the Company's Class A common stock under the Sale Agreement for aggregate gross proceeds of $30.3 million, before commissions and other offering costs of $1.3 million. As of December 31, 2025, the Company had $69.7 million of remaining availability under the Sale Agreement.

2023 Pre-Funded Warrants

During January 2023, the Company sold and issued pre-funded warrants to purchase shares of the Company's Class A common stock, resulting in gross proceeds of approximately $90.0 million. The pre-funded warrants became exercisable during March 2023. All of the pre-funded warrants were subsequently exercised during 2023, upon which, 10.7 million shares of the Company's Class A common stock were issued.

Shares Outstanding

As of December 31, 2025, the Company had 37,210,647 shares of Class A common stock issued and outstanding.

January 2026 Registered Direct Offering

During January 2026, the Company entered into a securities purchase agreement with the purchasers named therein, providing for the issuance and sale by the Company of an aggregate of 10,000,000 shares (the "2026 Shares") of the Company's Class A common stock. The 2026 Shares were sold for a purchase price of $1.80 per share, for gross proceeds of $18.0 million, before deducting placement agent fees and other offering expenses.

Preferred Stock

As of December 31, 2025, there were no shares of preferred stock issued and outstanding.

The Company's Board of Directors (the "Board") has the authority without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the common stock.

Dividends

The Company's Class A common stock is entitled to dividends if and when any dividend is declared by the Board, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of the Company's business and have no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Board and will depend on, among other things, the Company's financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Board may deem relevant.

Note 10. Stock-Based Awards

Equity Incentive Plans

2016 Stock Plan

The Company currently has outstanding stock options under the OfferPad 2016 Stock Option and Grant Plan (the "2016 Plan"). Outstanding shares of the Company's Class A common stock subject to awards granted under the 2016 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder, will not again become available for issuance under the 2016 Plan or other equity incentive plans. In connection with the adoption of the Offerpad Solutions Inc. 2021 Incentive Award Plan (the "2021 Plan"), no additional awards have been or will be granted under the 2016 Plan.

2021 Incentive Award Plan

The number of shares of the Company's Class A common stock available for issuance under the 2021 Plan increases annually on the first day of each calendar year through January 1, 2031 in an amount that is equal to the lesser of (i) a number of shares such that the aggregate number of shares of Class A common stock available for grant under the 2021 Plan immediately following such increase shall be equal to 5% of the number of fully-diluted shares on the final day of the immediately preceding calendar year and (ii) such smaller number of shares of Class A common stock as is determined by the Company's Board. Pursuant to the annual increase, the overall share limit was automatically increased on January 1, 2025 by 741,127 shares of the Company's Class A common stock.

On June 17, 2025, the Board adopted an amendment to the 2021 Plan which increased the aggregate number of shares reserved for issuance under the 2021 Plan by 2,721,500 shares (the "Amendment"). The Amendment became effective on June 17, 2025, and was approved by the Company's stockholders on July 30, 2025 at a special meeting of stockholders.

The overall share limit was further increased by 2,042,056 shares of Class A common stock on January 1, 2026, pursuant to the annual increase under the terms of the 2021 Plan, following which, there were 7,382,591 shares reserved for issuance under the 2021 Plan.

The 2021 Plan allows for the issuance of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), dividend equivalents and other stock or cash-based awards. As of December 31, 2025, the Company has outstanding stock options, RSUs and other stock or cash-based awards under the 2021 Plan.

Employee Stock Purchase Plan

The number of shares of the Company's Class A common stock available for issuance under the 2021 Employee Stock Purchase Plan ("ESPP") increases annually on the first day of each calendar year through January 1, 2031 in an amount that is equal to the lesser of (a) a number of shares such that the aggregate number of shares of Class A common stock available for grant under the ESPP immediately following such increase shall be equal to 1% of the number of fully-diluted shares on the final day of the immediately preceding calendar year and (b) such smaller number of shares of Class A common stock as determined by the Company's Board; provided that, no more than 3,333,333 shares of Class A common stock may be issued under the ESPP.

Pursuant to the annual increase under the terms of the ESPP, the overall share limit was increased by 135,798 shares of Class A common stock on January 1, 2026. Following this increase, there were 419,674 shares reserved for issuance under the ESPP and no shares have been issued since the inception of the ESPP.

Restricted Stock Units

During the years ended December 31, 2025, 2024, and 2023, the Company granted RSUs with service vesting conditions to employees and non-employee members of the Board. The vesting period for RSUs granted to employees is generally three years, subject to continued employment, and the vesting period for RSUs granted to non-employee members of the Company's Board generally ranges from three months to three years, subject to continued service on the Board.

The following summarizes RSU award activity during the years ended December 31, 2025, 2024, and 2023:

	Number of RSUs (in thousands)	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2022	131	$ 70.92
Granted	321	11.65
Vested and settled	(33)	76.71
Forfeited	(169)	18.16
Outstanding as of December 31, 2023	250	29.77
Granted	948	5.13
Vested and settled	(149)	23.96
Forfeited	(151)	9.67
Outstanding as of December 31, 2024	898	8.11
Granted	4,563	1.36
Vested and settled	(460)	6.85
Forfeited	(244)	4.09
Outstanding as of December 31, 2025	4,757	1.96

As of December 31, 2025, 0.3 million RSUs have vested, but have not yet been settled in shares of the Company's Class A common stock, pursuant to elections made by certain non-employee members of the Company's Board to defer settlement thereof under the Offerpad Solutions Inc. Deferred Compensation Plan for Directors.

As of December 31, 2025, the Company had $5.7 million of unrecognized stock-based compensation expense related to unvested RSUs. This expense is expected to be recognized over a weighted average period of 2.23 years. The fair value of RSUs that vested and settled during the years ended December 31, 2025, 2024, and 2023 was $2.4 million, $3.0 million, and $2.7 million, respectively.

Other Cash or Stock-Based Awards

The Company did not grant any other cash or stock-based awards during the year ended December 31, 2025.

During the year ended December 31, 2024, the Company granted long-term incentive awards, which include both a service vesting condition and a performance vesting condition that is associated with the share price of the Company's Class A common stock ("LTI Award"). The Company also amended certain terms and conditions associated with the LTI Awards granted in 2023. The LTI Awards will become earned during a three-year performance period based on the appreciation in the price of the Company's Class A common stock over pre-determined price per share goals set forth in the LTI Award agreements. The portion of the LTI Award that will become earned will be determined based on the average share price over the 60 consecutive calendar-day period ending on (and including) the end of the performance period, the total number of shares of the Company's Class A common stock outstanding as of the last day of the performance period and the participant sharing rates as set forth in the LTI Award agreements. To the extent that an LTI Award is earned during the performance period, half of the earned LTI Award will vest at the end of the three-year performance period, and the remaining half of the earned LTI Award will vest one year after the end of the performance period, in each case, subject to the employee's continued service through the applicable vesting date. If the LTI Award does not become earned as of the last day of the performance period, each LTI Award automatically will be forfeited and terminated without consideration.

The Company determined the fair value of the LTI awards using a Monte Carlo simulation model that determines the probability of satisfying the market condition stipulated in the award. The assumptions used in the Monte Carlo simulation model to determine the fair value of the LTI Awards granted or modified during the years ended December 31, 2024 and 2023, are as follows:

	2024	2023
Risk-free interest rate	4.36%	4.12%
Expected stock price volatility	95.0%	95.0%
Expected dividend yield	0.0%	0.0%
Fair value on grant date	$5.08	$7.81

The LTI Awards, to the extent vested, can be settled in cash or shares of Company Class A common stock (as determined by the Compensation Committee of the Board in its discretion). As of December 31, 2025, the Company has the intent and ability to settle the LTI Awards in shares of the Company's Class A common stock.

As of December 31, 2025, the Company had $1.4 million of unrecognized stock-based compensation expense related to unvested LTI Awards. This expense is expected to be recognized over a weighted average period of 1.95 years.

Stock Options

The Company did not grant any stock options during the years ended December 31, 2025, 2024 and 2023. Stock option awards granted to employees in prior years have a service vesting condition that is generally four years. The following summarizes stock option activity during the years ended December 31, 2025, 2024, and 2023:

	Number of Shares (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2022	1,182	$ 12.47	5.82	$ 953
Granted	—	—		
Exercised	(14)	3.72		
Forfeited, canceled or expired	(90)	19.06		
Outstanding as of December 31, 2023	1,078	12.04	4.26	1,686
Granted	—	—		
Exercised	(11)	2.95		
Forfeited, canceled or expired	(223)	15.31		
Outstanding as of December 31, 2024	844	11.30	3.16	—
Granted	—	—		
Exercised	(57)	2.95		
Forfeited, canceled or expired	(146)	14.59		
Outstanding as of December 31, 2025	641	11.30	1.61	—
Exercisable as of December 31, 2025	638	11.23	1.59	—
Vested and expected to vest as of December 31, 2025	641	11.30	1.61	—

The total intrinsic value of stock options exercised was $0.1 million or less during each of the years ended December 31, 2025, 2024, and 2023.

As of December 31, 2025, the Company had less than $0.1 million of unrecognized stock-based compensation expense related to unvested stock options. This expense is expected to be recognized over a weighted average period of 0.24 years. The fair value of stock options that vested during the years ended December 31, 2025, 2024, and 2023 was $0.7 million, $0.7 million, and $1.8 million, respectively.

Performance-Based Restricted Stock Units

The Company did not grant performance-based restricted stock units ("PSUs") during the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2022, the Company granted PSUs which included both a service vesting condition and a performance vesting condition that was associated with the share price of the Company's Class A common stock. The performance period ended during the first quarter of 2025, with none of the pre-determined price per share goals being achieved. Accordingly, the PSUs were automatically forfeited and terminated without consideration.

The following summarizes PSU award activity during the years ended December 31, 2025, 2024, and 2023:

	Number of PSUs (in thousands)		Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2022	129	$	70.81
Granted	—		—
Vested	—		—
Forfeited	(10)		70.81
Outstanding as of December 31, 2023	119		70.81
Granted	—		—
Vested	—		—
Forfeited	(9)		70.81
Outstanding as of December 31, 2024	110		70.81
Granted	—		—
Vested	—		—
Forfeited	(110)		70.81
Outstanding as of December 31, 2025	—		—

Stock-based Compensation Expense

The following details stock-based compensation expense during each of the respective periods:

($ in thousands)	Year Ended December 31,		
	2025	2024	2023
Sales, marketing and operating	$ 307	$ 2,139	$ 1,964
General and administrative	2,301	5,463	5,562
Technology and development	220	478	389
Stock-based compensation expense	$ 2,828	$ 8,080	$ 7,915

Note 11. Variable Interest Entities

The Company formed certain special purpose entities (each, an "SPE") to purchase and sell residential properties. Each SPE is a wholly-owned subsidiary of the Company and a separate legal entity, and neither the assets nor credit of any such SPE are available to satisfy the debts and other obligations of any affiliate or other entity. The credit facilities are secured by the assets and equity of one or more SPEs. These SPEs are variable interest entities, and the Company is the primary beneficiary as it has the power to control the activities that most significantly impact the SPEs' economic performance and the obligation to absorb losses of the SPEs or the right to receive benefits from the SPEs that could potentially be significant to the SPEs. The SPEs are consolidated within the Company's consolidated financial statements.

The following summarizes the assets and liabilities related to the VIEs as of December 31:

($ in thousands)	2025	2024
Assets		
Restricted cash	$ 1,302	$ 30,608
Accounts receivable	303	—
Real estate inventory	93,793	214,174
Prepaid expenses and other current assets	169	345
Property and equipment, net	5,611	—
Total assets	$ 101,178	$ 245,127
Liabilities		
Accounts payable	$ 398	$ 591
Accrued and other current liabilities	526	1,326
Secured credit facilities and other debt, net	78,076	237,273
Total liabilities	$ 79,000	$ 239,190

Note 12. Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares plus the incremental effect of dilutive potential common shares outstanding during the period. In periods when losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The components of basic and diluted earnings per share are as follows:

	Year Ended December 31,		
(in thousands, except per share data)	2025	2024	2023
Numerator:			
Net loss	$ (46,384)	$ (62,159)	$ (117,218)
Denominator:			
Weighted average common shares outstanding, basic	30,987	27,410	26,385
Dilutive effect of stock options (1)	—	—	—
Dilutive effect of restricted stock units (1)	—	—	—
Dilutive effect of 2025 Warrants (1)	—	—	—
Weighted average common shares outstanding, diluted	30,987	27,410	26,385
Net loss per share, basic	$ (1.50)	$ (2.27)	$ (4.44)
Net loss per share, diluted	$ (1.50)	$ (2.27)	$ (4.44)
Anti-dilutive securities excluded from diluted loss per share:			
Anti-dilutive stock options (1)	736	869	816
Anti-dilutive restricted stock units (1)	1,401	183	147
Anti-dilutive 2025 Warrants (1)	1,429	—	—
Anti-dilutive warrants	1,452	1,452	1,452
Anti-dilutive performance-based restricted stock units	18	116	123

(1) Due to the net loss during each of the years ended December 31, 2025, 2024, and 2023, no dilutive securities were included in the calculation of diluted loss per share because they would have been anti-dilutive.

Note 13. Income Taxes

The Company is subject to federal and state income taxes in the United States.

Loss before income taxes was $(45.9) million, $(62.1) million and $(117.1) million during the years ended December 31, 2025, 2024, and 2023, respectively.

Income tax expense consisted of the following for the respective periods:

	Year Ended December 31,		
($ in thousands)	2025	2024	2023
Current:			
Federal	$ —	$ —	$ —
State	441	31	163
Total current	441	31	163
Deferred:			
Federal	—	—	—
State	—	—	—
Total deferred	—	—	—
Income tax expense	$ 441	$ 31	$ 163

The provision for income taxes differs from the tax computed using the statutory U.S. federal income tax rate as a result of the following items for the respective periods:

	Year Ended December 31,					
(In thousands, except percentages)	2025		2024		2023	
Benefit at federal statutory income tax rate	$ (9,648)	21.0%	$ (13,047)	21.0%	$ (24,582)	21.0%
State taxes (1)	441	(1.0)%	31	(0.1)%	163	(0.1)%
Changes in valuation allowances	6,197	(13.5)%	12,557	(20.2)%	24,064	(20.6)%
Nontaxable or nondeductible items:						
Stock-based compensation	2,652	(5.8)%	119	(0.2)%	59	(0.1)%
Other	83	(0.2)%	4	0.0%	39	0.0%
Other	716	(1.5)%	367	(0.6)%	420	(0.3)%
Effective income tax rate	$ 441	(1.0)%	$ 31	(0.1)%	$ 163	(0.1)%

(1) State taxes in Texas comprise the majority of state and local taxes for each of the years presented.

Deferred tax assets and liabilities consist of the following as of December 31:

($ in thousands)	2025	2024
Deferred tax assets:		
Federal net operating loss carryforwards	$ 104,891	$ 93,564
State net operating loss carryforwards	20,454	18,473
Operating lease liabilities	3,638	3,856
Research and development expenditures	2,686	4,839
Stock-based compensation	1,369	4,665
Transaction costs	1,348	1,464
Real estate inventory	397	732
Other	1,236	1,392
Gross deferred tax assets	136,019	128,985
Valuation allowance	(133,022)	(125,887)
Deferred tax assets, net of valuation allowance	2,997	3,098
Deferred tax liabilities:		
Operating lease right-of-use assets	(1,897)	(2,182)
Property and equipment	(386)	(469)
Other	(714)	(447)
Gross deferred tax liabilities	(2,997)	(3,098)
Net deferred income taxes	$ —	$ —

As of December 31, 2025, the Company had federal net operating loss carryforwards of $492.3 million to offset future taxable income, of which $26.0 million, in the aggregate, expires in 2036 and 2037 if not utilized, with the remaining $466.3 million having no expiration. The Company also has U.S. state net operating loss carryforwards of $412.9 million, of which $238.4 million, in the aggregate, expires at various dates ranging from 2032 through 2045 if not utilized, with the remaining $174.5 million having no expiration.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. As a result of historical cumulative losses, the Company has determined that, based on all available evidence, there was substantial uncertainty as to whether it will recover recorded net deferred taxes in future periods. Therefore, the Company recorded a full valuation allowance equal to the amount of the net deferred tax assets as of December 31, 2025 and 2024. The valuation allowance increased by $7.1 million, $14.9 million, and $29.0 million during the years ended December 31, 2025, 2024, and 2023, respectively.

The Internal Revenue Code (the "IRC") contains provisions that limit the amount of net operating loss carryforwards that a company may use in a given year in the event of certain cumulative changes in ownership over a three-year period as described in Section 382 of the IRC. As a result of the Company's registered direct offering in January 2026, the Company determined that an ownership change occurred as of January 13, 2026. Consequently, the Company's ability to utilize its net operating loss carryforwards and tax credit carryforwards that existed as of January 13, 2026 is subject to annual limitations. To the extent that any single-year limitation is not utilized to the full amount of the limitation, such unused amounts are carried over to subsequent years until the earlier of utilization or the expiration of the relevant carryforward period.

Taxes Paid

Taxes paid, net of refunds received, were $0.4 million, $0.3 million and $0.4 million during the years ended December 31, 2025, 2024, and 2023, respectively. The Company's tax payments are comprised of state and local tax payments, and principally include payments made to the state of Texas.

Uncertain Tax Positions

During the years ended December 31, 2025, 2024, and 2023, the Company had no uncertain tax positions.

Income Tax Audits

The Company files in U.S. federal and various state income tax jurisdictions. The Company is subject to U.S. federal and state income tax examinations by authorities for all tax years beginning in 2017 due to the accumulated net operating losses that are carried forward.

Tax Law Changes

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The OBBBA includes multiple tax law and other legislative changes, including modifications to income tax provisions such as domestic research and development expenses. The provisions of the OBBBA did not have a material impact on the Company's effective tax rate for the year ended December 31, 2025.

Note 14. Related-Party Transactions

LL Credit Facilities

As of December 31, 2025, the Company has two senior secured credit facilities and two mezzanine secured credit facilities with affiliates of LL Capital Partners I, L.P. ("LL Capital"), a related party. Roberto Sella, who is a member of the Board and holds more than 5% of the Company's Class A common stock, is the managing partner of LL Funds, LLC.

The following summarizes certain details related to these facilities, which are further described in *Note 6. Credit Facilities and Other Debt,* as of December 31:

	2025		2024	
($ in thousands)	Borrowing Capacity	Outstanding Amount	Borrowing Capacity	Outstanding Amount
Senior secured credit facilities with a related party	$ 65,000	$ 628	$ 50,000	$ 18,329
Mezzanine secured credit facilities with a related party	$ 57,000	$ 2,006	$ 92,000	$ 23,532

Since October 2016, the Company has been party to a loan and security agreement (the "LL Funds Loan Agreement"), with LL Private Lending Fund, L.P. and LL Private Lending Fund II, L.P., both of which are affiliates of LL Capital. The LL Funds Loan Agreement is comprised of a senior secured credit facility and a mezzanine secured credit facility, under which the Company may borrow funds during the revolving/withdrawal period up to a maximum principal amount of $50.0 million and $22.0 million, respectively. The LL Funds Loan Agreement also provides the Company with the option to borrow above the fully committed borrowing capacity, subject to the lender's discretion.

Since March 2020, the Company has also been party to a mezzanine loan and security agreement (the "LL Mezz Loan Agreement"), with LL Private Lending Fund II, L.P., which is an affiliate of LL Capital. Under the LL Mezz Loan Agreement, the Company may borrow funds during the revolving/withdrawal period up to a maximum principal amount of $35.0 million.

During October 2025, the Company entered into a new senior loan and security agreement (the "2025 LL Senior Loan Agreement") with LL Private Lending Fund II, L.P. Under the 2025 LL Senior Loan Agreement, the Company may borrow funds during the revolving/withdrawal period up to a maximum principal amount of $15.0 million.

At various points during the year ended December 31, 2025, the Company obtained temporary waivers of certain covenants under certain of its related party credit facilities, which resulted in the associated revolving/withdrawal periods for such facilities expiring.

The Company paid interest for borrowings under the LL credit facilities of $4.3 million, $3.9 million, and $4.1 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Use of First American Financial Corporation's Services

First American Financial Corporation ("First American"), which holds more than 5% of the Company's Class A common stock, through its subsidiaries is a provider of title insurance and settlement services for real estate transactions and a provider of property data services. Additionally, Kenneth DeGiorgio, who is a member of the Board, was the chief executive officer of First American through early April 2025. During 2025, the Company used First American's services in the ordinary course of the Company's home-buying and home-selling activities. The Company paid First American $2.4 million, $5.3 million, and $7.3 million during the years ended December 31, 2025, 2024, and 2023, respectively, for its services, inclusive of the fees for property data services.

Compensation of Immediate Family Members of Brian Bair

Offerpad has historically employed Brian Bair's brothers, Mr. Vaughn Bair and Mr. Casey Bair, and Mr. Brian Bair's sister-in-law, Ms. Katie Bullard. The following details the total compensation paid to the immediate family members of Brian Bair during the respective periods:

($ in thousands)	Year Ended December 31,					
		2025		2024		2023
Mr. Vaughn Bair (1)	$	534	$	473	$	680
Mr. Casey Bair (2)		269		445		640
Ms. Katie Bullard (1)		162		143		142
	$	965	$	1,061	$	1,462

(1) Compensation for Mr. Vaughn Bair and Ms. Katie Bullard includes both base salary and annual performance-based cash incentives.

(2) This includes compensation paid to Mr. Casey Bair prior to his separation from service with the Company in August 2024, and severance payments in connection with his separation.

The following details the RSUs granted to Mr. Vaughn Bair, Mr. Casey Bair, and Ms. Katie Bullard during the respective periods:

	Year Ended December 31,	
	2025	2024
Mr. Vaughn Bair	430,433	42,500
Mr. Casey Bair (1)	—	40,000
Ms. Katie Bullard	20,000	6,000
	450,433	88,500

(1) Mr. Casey Bair's 2024 RSU award was forfeited in connection with his separation from service in August 2024.

During the year ended December 31, 2023, Mr. Bair's brothers and Mr. Bair's sister-in-law received grants of LTI Awards. During the year ended December 31, 2024, the Company amended certain terms and conditions associated with such LTI Awards, including the performance period, price per share goals and sharing rates. Mr. Casey Bair forfeited his LTI Award in connection with his separation from service in August 2024.

Pre-Funded Warrants

During 2023, the Company entered into a pre-funded warrants subscription agreement with the investors named therein (the "Investors") pursuant to which the Company sold and issued to the Investors pre-funded warrants to purchase shares of the Company's Class A common stock. The Investors included Brian Bair, Roberto Sella, First American, and Kenneth DeGiorgio. Refer to *Note 9. Stockholders' Equity*, for further details.

Note 15. Commitments and Contingencies

Homes Purchase Commitments

As of December 31, 2025, the Company was under contract to purchase 62 homes for an aggregate purchase price of $16.1 million.

Other Purchase Obligations

The Company's other purchase obligations principally include commitments relating to insurance, information technology, administration services, and marketing. As of December 31, 2025, the Company had other purchase obligations of $3.6 million, with $3.1 million payable within twelve months.

Lease Commitments

The Company has entered into operating lease agreements for its corporate headquarters in Tempe, Arizona and field office facilities in certain metropolitan markets in which the Company operates in the United States. Refer to *Note 4. Leases*, for further details.

Legal and Other Matters

The Company is subject to various actions, claims, suits and other legal proceedings that arise in the ordinary course of business, including, without limitation, assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. The Company records accruals for loss contingencies when it is probable that a loss will occur, and the amount of such loss can be reasonably estimated. The Company is not currently a party to any actions, claims, suits or other legal proceedings arising in the ordinary course of business, the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company's consolidated financial statements.

The following is a description of pending litigation that falls outside the scope of ordinary and routine litigation incidental to the Company's business.

Class Action Alleging Breach of Fiduciary Duties

On August 26, 2024, a purported stockholder of Offerpad (the "Plaintiff") filed a complaint against Alexander Klabin, Spencer Rascoff, Ken Fox, Jim Lanzone, Gregg Renfrew, Rajeev Singh, Robert Reid, Michael Clifton, Supernova Partners, LLC (the "Supernova Defendants"), Brian Bair, and Michael Burnett (the "Offerpad Defendants"). The case is captioned *In re Supernova Partners Acquisition Co. SPAC Litigation*, C.A. No. 2024-0887 (Del. Ch.) (the "Complaint"). The Complaint generally alleges that the Supernova Defendants breached their fiduciary duties, with the Offerpad Defendants aiding and abetting these breaches, in connection with the merger between OfferPad, Inc. and Supernova Partners Acquisition Company, Inc. on September 1, 2021. The Complaint seeks, among other things, monetary damages, disgorgement of any unjust enrichment, rescissory damages, pre-judgment and post-judgment interest, and reasonable attorneys' fees and costs. On September 19, 2024, proceedings related to the Complaint were temporarily stayed. On February 24, 2025, the court dismissed the Offerpad Defendants and Supernova Partners, LLC from the Complaint without prejudice, which terminated the case as to the Offerpad Defendants. On June 30, 2025, Plaintiff filed a notice lifting the stay, which became effective immediately. In October 2025, the parties reached an agreement in principle to resolve the matter, which remains subject to court approval that is expected to occur during the second quarter of 2026. The Company's accrual associated with this matter as of December 31, 2025 reflects the terms of the agreement in principle to resolve the matter. Notwithstanding such agreement, in regard to the remaining allegations against the remaining Supernova Defendants, because of the many questions of fact and law that may arise, the outcome of this legal proceeding remains uncertain at this point.

Note 16. Segment Reporting

The Company operates in the U.S. residential real estate industry and its operating segments have been determined based on the method by which its Chief Executive Officer, who is the Company's chief operating decision maker ("CODM"), evaluates performance and allocates resources. The Company has four operating segments, none of which have been aggregated, and two reportable segments. The following segment reporting presentation includes the Company's Cash Offer and Renovate reportable segments and Other, which includes the Company's two remaining operating segments, along with Offerpad corporate activities:

- *Cash Offer*, in which customers can access the Company's website or mobile application to receive a competitive cash offer for their home within 24 hours and quickly close without the major inconveniences associated with traditional real estate selling.

- *Renovate*, in which the Company leverages its existing logistics, operations, technology and skill-sets to provide renovation services to other businesses, allowing other companies and homeowners to utilize the Company's renovations team to update their portfolio of homes for rent or to sell.

- *Other*, which includes:

  o Cash Offer Marketplace, including Direct+ partners, in which qualified cash offers are routed through a marketplace of third-party buyers, providing buyers with an opportunity to purchase homes from homeowners; and

  o Brokerage Services, in which sellers can select from different agent-led pathways to sell their home, including HomePro, which pairs experienced local agents with the Company's platform, data and customer flow for guided, in-person solutions, and Agent Partnership Program, which provides an opportunity for third-party agents to present the Company's cash offer as a potential solution for their customers.

During 2025, the Company revised its reportable segments due to changes in the composition of its operating segment financial results, following which, Renovate is a separate reportable segment. Accordingly, the Company has changed its presentation for all periods presented to reflect its revised segment reporting.

The Company's CODM evaluates performance based on operating segment gross profit and uses this measure when making decisions about the allocation of operating resources to each segment, including through the annual budget and forecasting process, along with regular budget-to-actual variance analyses.

No individual customer accounted for more than 10% of the Company's consolidated revenue during the years ended December 31, 2025, 2024, and 2023.

The following details segment financial information for the respective periods:

		Year Ended December 31,	
($ in thousands)	2025	2024	2023
Revenue:			
Cash Offer	$ 534,823	$ 894,730	$ 1,283,958
Renovate	27,107	18,127	12,195
Other	5,882	5,962	18,259
Total revenue	567,812	918,819	1,314,412
Cost of revenue:			
Cash Offer (1)	503,535	830,607	1,225,073
Renovate	21,614	14,218	9,726
Other	620	1,799	9,432
Total cost of revenue	525,769	846,624	1,244,231
Gross profit:			
Cash Offer	31,288	64,123	58,885
Renovate	5,493	3,909	2,469
Other	5,262	4,163	8,827
Total gross profit	42,043	72,195	70,181
Operating expenses:			
Sales, marketing and operating	45,835	73,091	116,558
General and administrative	26,192	40,621	50,091
Technology and development	3,405	4,524	7,945
Total operating expenses	75,432	118,236	174,594
Loss from operations	(33,389)	(46,041)	(104,413)
Other income (expense):			
Change in fair value of warrant liabilities	(130)	240	68
Interest expense	(13,403)	(18,684)	(18,859)
Other income, net	979	2,357	6,149
Total other expense	(12,554)	(16,087)	(12,642)
Loss before income taxes	$ (45,943)	$ (62,128)	$ (117,055)

(1) Includes real estate inventory valuation adjustments of $5.3 million, $4.5 million, and $8.9 million during the respective periods.

The Company's CODM is not provided with, and does not review, segment assets when evaluating performance and allocating resources to its operating segments. Accordingly, segment asset information has not been provided.

Note 17. Subsequent Events

The Company has determined that there have been no events that have occurred that would require recognition in the consolidated financial statements or additional disclosure herein, except as described elsewhere in the notes to the consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating the Company's disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of the disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and the Company's principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and the Company's principal financial officer have concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include an attestation report from the Company's independent registered public accounting firm, Deloitte & Touche LLP, on the effectiveness of the Company's internal control over financial reporting, due to the Company's status as a "Non-accelerated filer" as defined in Rule 12b-2 of the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting, as identified in connection with the evaluation required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that occurred during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

(a) None.

(b) During the three months ended December 31, 2025, no director or "officer" (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information about our Directors

The following details certain information about our board of directors as of February 24, 2026:

Name	Age	Position
Brian Bair	49	Chief Executive Officer and Chairman of the Board
Donna Corley	52	Director
Kenneth DeGiorgio	54	Director
Tela Mathias	50	Director
Ryan O'Hara	57	Director
Roberto Sella	60	Director

Brian Bair served as OfferPad Inc.'s Founder and Chief Executive Officer since its founding in 2015 until September 2021, and as our Chief Executive Officer and Chairman of the Board since September 2021. Mr. Bair has had a strong influence in the residential real estate industry over the past 20 years, having pioneered multiple real estate service models focused on improving transaction certainty, operational scalability, and customer experience across market cycles. Prior to founding Offerpad, Mr. Bair served as the founder and president at Bair Group Real Estate from April 2008 to June 2015. Additionally, Mr. Bair co-founded Lexington Financial Services in March 2011 and Bridgeport Financial Services in May 2008, companies focused on residential acquisition, renovation, and resale strategies. Mr. Bair has also consulted for national companies on large-scale residential portfolio acquisition and asset optimization. Mr. Bair has also previously served as an advisory member for the Freddie Mac Housing of Tomorrow Council since January 2020.

We believe that Mr. Bair is qualified to serve as Chairman of our board of directors due to his extensive experience in the real estate industry and his history as Offerpad's founder.

Donna Corley has served on our board of directors since April 2025. Ms. Corley is the Founder and Chief Executive Officer of Guiding Star Advisory, LLC ("Guiding Star"), a consulting firm, a role she has held since December 2022. Prior to starting the consulting firm, Ms. Corley spent 27 years working in the secondary mortgage market at Freddie Mac, where she served as Executive Vice President Advisor from June 2022 to November 2022, prior to which she served as Executive Vice President and Head of Single-Family Business from October 2019 to May 2022. Ms. Corley previously served as the Chief Risk Officer for the Single-Family Business from 2014 to 2019 and Senior Vice President of Credit Pricing, Risk Transfer and Securitization from 2011 to 2014, along with other roles during her tenure at Freddie Mac. Ms. Corley currently serves on the Board of Trustees for PennyMac Mortgage Investment Trust Holdings LLC and is a board member of Lendarch and the Bite Me Cancer foundation. Ms. Corley holds a B.S. in business administration from The American University and has a CFA designation.

We believe Ms. Corley is qualified to serve on our Board due to her significant expertise in the financial services industry and risk management experience.

Kenneth DeGiorgio served as a member of the board of directors of OfferPad Inc. from February 2019 until September 2021, and on our board of directors since September 2021. From February 2022 to April 2025, Mr. DeGiorgio served as chief executive officer and as a member of the board of directors of First American Financial Corporation ("FAF"), a public company engaged in title insurance and settlement services. Prior to his appointment as CEO, Mr. DeGiorgio served as FAF's president from 2021 to 2022 and its executive vice president, overseeing FAF's international division, trust company and various corporate functions from 2010 to 2021.

We believe Mr. DeGiorgio is qualified to serve on our board of directors due to his extensive real estate and business experience and knowledge of Offerpad's business and operations.

Tela Mathias has served on our board of directors since February 2026. Since December 2023, Ms. Mathias has served as the Chief Executive Officer of Phoenix Burst LLC ("Phoenix Burst"), a generative artificial intelligence ("genAI") regulatory technology company and a subsidiary of Phoenix Oversight Group, LLC (also known as PhoenixTeam), a consulting company Ms. Mathias co-founded in August 2014. Ms. Mathias has also served as Chief Technology Officer at PhoenixTeam, which is focused on larger-scale technology strategy and AI-driven product development. Prior to co-founding PhoenixTeam, Ms. Mathias, served as Senior Vice President at Black Knight Financial Services, a software and data analytics company, from May 2008 through July 2014, where she led product strategy and large-scale platform implementations supporting major mortgage servicers. Prior to Black Knight Financial Services, Ms. Mathias held leadership roles at the U.S. Department of Veterans Affairs, from January 2005 through April 2008, where she led the modernization of the Loan Guaranty Service technology infrastructure and regulatory systems. Ms. Mathias has served on the board of directors of the PhoenixTeam since June 2015. Ms. Mathias holds a B.A. in Mathematics and Theoretical mathematics, from the University of Vermont.

We believe Ms. Mathias is qualified to serve on our board of directors due to her extensive experience designing and deploying enterprise technology platforms across mortgage, housing finance, and regulatory environments, with deep expertise in genAI, automation, and large-scale system modernization.

Ryan O'Hara has served on our board of directors since September 2021. Since March 2025, Mr. O'Hara has also served as the chief executive officer of Likewize, a leading privately held global provider of technology protection and support, and has served on the Likewize board of directors since 2024. Prior to Likewize, Mr. O'Hara served as chief executive officer of Home Buyers Warranty Group, a leading home warranty company, from July 2022 through its December 2024 sale to Frontdoor. He also served as an advisor to Apollo Global Management, a global alternative investment management firm, in the technology and media sectors since January 2020. From June 2019 to December 2019, Mr. O'Hara served as the chief executive officer of Shutterfly, Inc., a public image sharing company, where he also served as a member of the board of directors from June 2019 to October 2019. Prior to Shutterfly, from January 2015 to June 2019, Mr. O'Hara served as the chief executive officer of Move Inc., a real estate listing company, which operates real estate websites including Realtor.com. Mr. O'Hara currently serves on the board of directors and the chairman of the nominating and governance committee of Thryv Holdings, Inc. Mr. O'Hara previously served as a member on the board of directors of REA Group Limited from June 2017 to April 2019 and TKB Critical Technologies 1, a special purpose acquisition company from December 2021 to August 2023. Mr. O'Hara also served on the advisory council for the Stanford University Center on Longevity from August 2020 to January 2024. Mr. O'Hara holds a B.A. in Economics from Stanford University, an M.B.A. from Harvard Business School and the Director Certificate from Harvard Business School.

We believe Mr. O'Hara is qualified to serve on our board of directors because of his significant knowledge of the technology sector and his experience serving on the board of directors of both public and private companies.

Roberto Sella served as a member of the board of directors of OfferPad Inc. from February 2019 until September 2021, and on our board of directors since September 2021. Mr. Sella is the founder of LL Funds, an alternative asset manager and private equity fund, and has served as LL Funds' managing partner since inception in March 2009. Mr. Sella currently serves on the board of directors of several private companies. Mr. Sella received his B.A. in Economics and Mathematics from the University of Wisconsin and M.B.A. from The Wharton School, University of Pennsylvania.

We believe Mr. Sella is qualified to serve on our board of directors because of his extensive investment experience, financial expertise and knowledge of Offerpad's business and operations.

Information about our Executive Officers

The following details certain information about our executive officers as of February 24, 2026:

Name	Age	Position
Brian Bair	49	Chief Executive Officer and Chairman of the Board
Peter Knag	52	Chief Financial Officer
Adam Martinez	48	Chief Legal Officer

The biography for Mr. Bair appears above under the heading "Information About Our Directors."

Peter Knag has served as Offerpad's Chief Financial officer since June 2024. Prior to joining Offerpad, Mr. Knag served as a consultant to RNN Media Group, an entrepreneur-owned portfolio of independent broadcast assets and production/distribution capabilities, from January 2023 to May 2024, prior to which he served as Chief Financial Officer & Chief Strategy Officer of RNN Media Group from November 2022 to January 2023. Prior to joining RNN Media Group, Mr. Knag served as the Executive Vice President of Finance at WarnerMedia, a multinational media and entertainment company owned by AT&T, from April 2020 to August 2022, prior to which he served as Executive Vice President & Chief Financial Officer for Turner Broadcasting System, Inc., a television and media company and subsidiary of WarnerMedia and AT&T, from June 2018 until April 2020. Prior to these roles, Mr. Knag had served in various corporate roles for AT&T Inc. since 1999, including most recently as Vice President of Merger Planning from 2016 to 2018 and Managing Director of Corporate Development from 2012 to 2016. Since September 2022, Mr. Knag has served as a board member of TAP Advisors, a boutique advisory and investment banking firm. Mr. Knag holds a Bachelor's degree and a Master of Business Administration from Southern Methodist University.

Adam Martinez has served as Offerpad's Chief Legal Officer since March 2025, prior to which he served as Offerpad's Deputy General Counsel since October 2020 and held the roles of Senior Vice President, Corporate Operations from January 2024 to March 2025, Head of Legal Operations from October 2020 to January 2024, and Head of Legal from July 2018 to October 2020. Previously, Mr. Martinez was a corporate counsel at Rose Law Group from January 2014 to July 2018 and a partner at Combs Law Group from May 2007 to December 2013. Mr. Martinez holds a B.A. in Political Science from Arizona State University and a Juris Doctor from Sandra Day O'Connor College of Law at Arizona State University. He is a member of the Arizona bar and is admitted to practice law in the State of Arizona.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of our Code of Business Conduct and Ethics is available on our website, investor.offerpad.com. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website rather than by filing a Current Report on Form 8-K.

The remaining information required by this item will be included in the 2026 Proxy Statement, which will be filed no later than 120 days after the fiscal year ended December 31, 2025 (the "2026 Proxy Statement"), and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report on Form 10-K:

(a)(1) The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

(a)(2) Financial statement schedules have been omitted since they either are not required, not applicable, or the information is otherwise included in the consolidated financial statements or the related footnotes.

(a)(3) The following is a list of exhibits filed as part of this Annual Report on Form 10-K

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1+	Agreement and Plan of Merger, dated as of March 17, 2021, by and among the Registrant, Orchids Merger Sub, Inc., Orchids Merger Sub, LLC, and OfferPad, Inc.	10-Q	001-39641	2.1	11/10/21
3.1	Forth Restated Certificate of Incorporation, dated June 13, 2023	8-K	001-39641	3.1	6/13/23
3.2	Amended and Restated Bylaws	8-K	001-39641	3.3	6/13/23
4.1	Warrant Agreement, dated as of October 20, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent	S-4	333-255079	4.1	8/9/21
4.2	Specimen Class A Common Stock Certificate of Offerpad Solutions Inc.	10-K	001-39641	4.2	2/27/24
4.3	Specimen Warrant Certificate	S-4	333-255079	4.4	8/9/21
4.4	Form of Pre-Funded Warrant	8-K	001-39641	4.1	2/1/23
4.5	Description of Capital Stock	10-K	001-39641	4.5	2/27/24
4.6	Pre-Funded Warrants Subscription Agreement, dated January 31, 2023, by and among Offerpad Solutions Inc. and the purchasers named therein	8-K	001-39641	10.1	2/1/23
4.7	Form of Common Stock Purchase Warrant	8-K	001-39641	4.1	7/28/25
10.1#	Form of Indemnification and Advancement Agreement	S-4/A	333-255079	10.24	6/24/21
10.2	Amended and Restated Registration Rights Agreement, dated September 1, 2021	8-K/A	001-39641	10.7	9/7/21
10.3#	Offerpad Solutions 2021 Incentive Award Plan	8-K/A	001-39641	10.10	9/7/21
10.4#	Offerpad Solutions 2021 Employee Stock Purchase Plan	8-K/A	001-39641	10.11	9/7/21
10.5#	Amendment to the Offerpad Solutions Inc. 2021 Incentive Award Plan	S-8	333-289102	99.2	7/30/25
10.6#	Amended and Restated OfferPad, Inc. 2016 Stock Option and Grant Plan	10-K	001-39641	10.5	3/7/22
10.7#	Form of Incentive Stock Option Agreement under the OfferPad, Inc. 2016 Stock Option and Grant Plan	S-4	333-255079	10.23(a)	4/7/21
10.8#	Offerpad Solutions Inc. Amended and Restated Non-Employee Director Compensation Program	10-Q	001-39641	10.3	11/3/25
10.9#	Offerpad Solutions Inc. Director Deferred Compensation Plan	10-K	001-39641	10.8	3/7/22
10.10#	Restricted Stock Unit Agreement, dated March 1, 2022, by and between Brian Bair and Offerpad Solutions Inc.	8-K	001-39641	10.2	3/4/22
10.11#	Form of Restricted Stock Unit Award Agreement (under 2021 Incentive Award Plan)	8-K	001-39641	10.4	3/4/22
10.12#	Form of Performance-Based Restricted Stock Unit Award Agreement (under 2021 Incentive Award Plan)	8-K	001-39641	10.5	3/4/22
10.13#	Form of Director Deferred Cash Fee Restricted Stock Unit Award Agreement (under 2021 Incentive Award Plan)	10-Q	001-39641	10.6	5/4/22
10.14#	Form of Director Deferred Restricted Stock Unit Award Agreement (under 2021 Incentive Award Plan)	10-Q	001-39641	10.7	5/4/22
10.15#	Form of Option Award Agreement (under 2021 Incentive Award Plan)	10-Q	001-39641	10.8	5/4/22
10.16#	Form of 2023 Long Term Incentive Award Agreement (under the 2021 Incentive Award Plan)	8-K	001-39641	10.2	7/6/23
10.17#	Form of Amended and Restated Long Term Incentive Award Agreement (under the 2021 Incentive Award Plan)	8-K	001-39641	10.1	6/20/24
10.18#	Employment Agreement, dated March 1, 2022, by and between Brian Bair and Offerpad Solutions Inc.	8-K	001-39641	10.1	3/4/22
10.19#	Employment Agreement, effective as of June 5, 2024, by and between Peter Knag and Offerpad Solutions Inc.	8-K	001-39641	10.1	5/23/24
10.20*#	Amended and Restated Employment Agreement, dated as of March 1, 2025, by and between Offerpad Solutions Inc. and Adam Martinez				
10.21+	Ninth Amended and Restated Loan and Security Agreement, dated as of May 6, 2025, by and among Offerpad (SVPBORROWER1), LLC, LL Private Lending Fund, L.P., LL Private Lending Fund II, L.P., and LL Funds, LLC.	8-K	001-39641	10.1	5/12/25
10.22+	Fourth Amended and Restated Mezzanine Loan and Security Agreement, dated as of May 6, 2025, by and among OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and LL Private Lending Fund II, L.P.	8-K	001-39641	10.2	5/12/25
10.23+	Third Amended and Restated Master Loan and Security Agreement, dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.	8-K	001-39641	10.1	6/7/22
10.24+	Amendment No. 1 dated December 8, 2022 to the Third Amended and Restated Master Loan and Security Agreement dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.	10-K	001-39641	10.23	2/28/23
10.25+	Amendment No. 2 dated March 30, 2023 to the Third Amended and Restated Master Loan and Security Agreement dated as of June 7, 2022, by and among Citibank,	10-Q	001-39641	10.3	5/3/23

	N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.				
10.26+	Amendment Number Three, dated June 16, 2023, to Third Amended and Restated Master Loan and Security Agreement dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.	8-K	001-39641	10.1	6/20/23
10.27	Amendment Number Four, dated November 28, 2023, to Third Amended and Restated Master Loan and Security Agreement dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A	10-Q	001.39641	10.3	8/5/24
10.28	Amendment Number Five, dated June 28, 2024, to Third Amended and Restated Master Loan and Security Agreement dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and Wells Fargo Bank, N.A.	8-K	001-39641	10.1	7/2/24
10.29*+	Amendment Number Six, dated June 30, 2025, to Third Amended and Restated Master Loan and Security Agreement, dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC and OP SPE TPA1, LLC and Wells Fargo Bank, N.A.				
10.30	Amendment Number Seven, dated June 10, 2025, to Third Amended and Restated Master Loan and Security Agreement, dated as of June 7, 2022, by and among Citibank, N.A., OP SPE Borrower Parent, LLC, OP SPE PHX1, LLC and OP SPE TPA1, LLC	8-K	001-39641	10.1	6/11/25
10.31+	Loan and Security Agreement, dated as of October 16, 2023, among Offerpad SPE Borrower A, LLC, as a borrower and borrower representative, JPMorgan Chase Bank, N.A., as initial lender and administrative agent, Computershare Trust Company, N.A., as paying agent and calculation agent, and the lenders party thereto.	8-K	001-39641	10.1	10/17/23
10.32+	First Amendment to Loan and Security Agreement, dated as of December 4, 2024, among Offerpad SPE Borrower A, LLC, as a borrower and borrower representative, SPE Lender A Trust, as Class 1 Type Lender and as Class 2 Type Lender, JPMorgan Chase Bank, N.A., as Class A Certificateholder and as administrative agent, AG Mortgage Value Partners Onshore Master Funk, LP., AG Asset Based Credit Master Fund (B), L.P. and AG Center Street Partnership, L.P, each as a Class B Certificateholder, and Computershare Trust Company, N.A., as paying agent and calculation agent.	8-K	001-39641	10.1	12/6/24
10.33*+	Amended and Restated Revolving Loan Agreement, dated August 27, 2025, among OP SPE Summit, LLC and WHGG II Trust				
10.34*+	First Amendment to Amended and Restated Revolving Loan Agreement, dated December 19, 2025, among OP SPE Summit, LLC and WHGG II Trust				
10.35	Form of Securities Purchase Agreement.	8-K	001-39641	10.1	7/28/25
10.36	Open Market Sale Agreement, dated August 28, 2025, by and among the Company and Jefferies LLC.	8-K	001-39641	1.1	8/28/25
10.37	Form of Securities Purchase Agreement.	8-K	001-39641	10.1	1/13/26
19.1	Offerpad Solutions Inc. Insider Trading Compliance Policy	10-K	001-39641	19.1	2/25/25
21.1*	List of Subsidiaries				
23.1*	Consent of Deloitte & Touche LLP				
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)				
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)				
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350				
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350				
97.1#	Policy for Recovery of Erroneously Awarded Compensation	10-K	001-39641	97.1	2/27/24
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, *Financial Statements and Supplementary Data* of this Annual Report on Form 10-K				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

* Filed herewith.

** Furnished herewith.

# Indicates management contract or compensatory plan.

+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFFERPAD SOLUTIONS INC.

Date: February 24, 2026
By: _____/s/ Brian Bair_____

Brian Bair
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

Date: February 24, 2026
By: _____/s/ Peter Knag_____

Peter Knag
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and in the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Brian Bair Brian Bair	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 24, 2026
/s/ Peter Knag Peter Knag	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 24, 2026
/s/ Donna Corley Donna Corley	Director	February 24, 2026
/s/ Kenneth DeGiorgio Kenneth DeGiorgio	Director	February 24, 2026
/s/ Tela Mathias Tela Mathias	Director	February 24, 2026
/s/ Ryan O'Hara Ryan O'Hara	Director	February 24, 2026
/s/ Roberto Sella Roberto Sella	Director	February 24, 2026

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Offerpad. Annual Report 2025

Offerpad Solutions Inc. || 433 S Farmer Ave. Suite 500 • Tempe, AZ 85281 || **offerpad.com**